GoRemote Internet Communications, Inc.

AR/S

P.E. 10/31/04

10-31-04


05003362


RECEIVED
FEB 0 1 2005
133


PROCESSED
FEB 08 2005
THOMSON FINANCIAL

GoRemote™

ANNUAL REPORT

2004

te Access

GoRemote's solutions are differentiated from the services of traditional service providers by delivering value beyond remote access. This value includes:

- **Increased Productivity**
  Increasingly, customers want to provide their remote workers with secure, reliable, and ubiquitous connectivity. GoRemote solves this challenge by pulling all the pieces together that customers need into a simple, secure, and cost-effective solution designed to boost remote workforce productivity. As a single provider, GoRemote addresses all mobile and remote environments (mobile, teleworker, and branch offices) with centralized, policy-based security and real-time management.
- **Security**
  Internet-based remote access can expose customers to malicious and unintentional security threats. GoRemote Total Security Protection provides a seamless, policy-based security barrier from the remote end point to the corporate LAN. Armed with GoRemote Total Security Protection, customers can protect their mobile and remote workers, whether they're on the road, at home, or in branch offices, and regardless of the access method or device used.
- **Visibility and Control**
  Visibility and control are critical to corporate IT and finance departments today. Compliance with Sarbanes-Oxley requires the documentation and testing of effective internal controls to ensure accurate and timely reporting of financial results. IT security and access controls are among the key controls that must be documented, tested and audited. GoRemote delivers powerful capabilities to effectively address these needs by simplifying the documentation, testing and audit of a single remote access and network security process for all of an enterprise's remote workers – wherever located.

"Distributed enterprises are increasingly interested in obtaining global network services through a single management source to improve operational efficiencies and reduce expenditures. Managed services providers that deliver integrated solutions, blending broadband access with VPN security and network monitoring can reduce the cost and complexity of managing and securing distributed enterprise networks."

– John Girard, Research Vice President, Gartner, Inc.

Integrated Value-Added Services



Design
Deploy
Manage
Monitor
Support
Professional Services
Universal Remote Control (Management Services)
Total Security Protection (Security Services)
Other Value-Added Services
Value-Added Services
Intelligent Client
Client Services
GoRemote Global Network™
Network Services
Ubiquitous Access
DSL
Cable
Ethernet
Wi-Fi
Cellular
ISDN
Dial-up
Other
Access Services

GoRemote solutions consist of an integrated set of value-added services

GoRemote delivers this value by continuously improving the value-added products and services that are integral to its leading solutions. Three key value-added products and services are:

- **GoRemote's Intelligent Client**
  GoRemote's intelligent client software provides the window through which mobile customers access corporate resources. It enables users to simply and securely connect to corporate resources via any and all access methods available over the GoRemote Global Network.
- **GoRemote Total Security Protection**
  GoRemote Total Security Protection is the industry's most comprehensive and integrated policy-based security system for remote access. The service consists of advanced security products from best-of-breed enterprise vendors coupled with GoRemote's installation, configuration and management expertise. We tightly integrate these products into a seamless, end-to-end security system that enterprises can control via our innovative real-time management console, GoRemote Universal Remote Control.
- **GoRemote Universal Remote Control**
  GoRemote Universal Remote Control is the industry's first real-time remote network management console for enterprise network managers and administrators. Functioning as a secure web portal, it unifies the functionality that enterprise IT and networking managers need to proactively manage, monitor and support mobile/remote workers – e.g., administration, remote provisioning, support, and billing - and delivers them through a single, easy-to-use management platform.

Peace of Mind for the Enterprise

By delivering value beyond remote access, GoRemote enables corporate customers to realize increased productivity, security, visibility and control, simplicity, savings and, most importantly, peace of mind.

Delivering Value Beyond Remo

Addressing A Growing Mobile Communications Market

GoRemote Internet Communications, Inc., is a leading provider of secure, managed remote access solutions to large and mid-size distributed enterprises and service providers worldwide. We deliver our solutions through a direct sales force and global channel partners. These partners in turn serve both the corporate and consumer segments of the expanding mobile user market.

Industry analysts are in agreement that the market for mobile communications is expected to expand even further in the next two years. For example, International Data Corporation (IDC), a leading industry analyst firm, forecast in a 2002 report that spending on mobile communications is expected to grow to $74 billion in 2006. It also predicted that the number of mobile workers—workers who spend more than 10 percent of their time out of their office—will more than double between 2001 and 2006 to 162 million worldwide. In the U.S. alone IDC expected two-thirds of the U.S. workforce, or 105 million users, to be mobile workers by 2006.

Growing Market


Spending on Mobile Communications Market ($B)
Millions
80
70
60
50
40
30
20
10
0
21.3
26.2
33.1
42.5
55.3
74.3
2001
2002
2003
2004
2005
2006

Source: International Data Corporation (2002)

A major factor accelerating this growth is the enterprise requirement to increase remote worker productivity by extending full access to the corporate network and critical applications from remote locations. Additionally, the availability of low cost, fixed broadband as an alternative to slower dial-up and costly frame relay access is driving the increased deployment of secure remote access for small office/home office teleworkers and branch office-based employees.

WiFi Connectivity Reaches Critical Mass

Simultaneously, the adoption of WiFi as a valuable connectivity option by mobile workers is accelerating. WiFi technology has evolved quickly and the proliferation of WiFi access points has made it increasingly accessible. To date, WiFi access typically has been premium-priced, resulting in unpredictable usage volume for service providers.

We believe that adoption of WiFi and other wireless technologies is poised to take off during 2005 due to the emergence of tiered services – including free WiFi access – and the anticipated growth in users as well as access points worldwide. Having been an early pioneer and leader in wireless connectivity, we intend to leverage our global service provider relationships and expertise in mobility technology to continue providing leadership in delivering customer-focused wireless broadband solutions.

Total Remote Solution

The GoRemote "Total Remote Solution" delivers secure, easy-to-manage, and cost-effective remote access and includes:

- **GoRemote Mobile Office** – A complete, hosted solution that provides mobile professionals – e.g., sales executives, consultants and field engineers – with the ability to get connected and productive quickly and reliably anywhere, anytime.
- **GoRemote Teleworker** – A comprehensive, managed solution that enables teleworkers and telecommuters – e.g., home-based call center agents, and work extenders such as sales professionals and other managers - to securely access their corporate resources via a managed, secure, high-speed broadband connection.
- **GoRemote Branch Office** – A complete, managed solution that enables distributed enterprises to securely connect hundreds of branch offices and retail locations using high-speed broadband as a replacement for costly and inefficient frame relay services.

"GoRemote Total Remote Solution"


Mobile Office Solution
Teleworker Solution
Branch Office Solution
Unified Network, Access, Management and Security Platform

GoRemote provides customers with a "Total Remote Solution" across all remote environments with a unified network, access, management and security platform.

Recognizing Value

GoRemote delivers business-grade solutions for providing managed, secure remote access to corporate networks and to the Internet. A necessary element of these solutions is remote access, however, access by itself is becoming a commodity.

To Our Shareholders

GoRemote



Tom Thimot
President and CEO

2004 marked a year of transition for GoRemote Internet Communications. We successfully merged the solutions and cultures of Axcelerant and GRIC under the new brand of GoRemote. During the second half of the year, a new team of experienced leaders took the helm and immediately restructured the company. We aligned our operating expenses with our current revenue streams and instilled the discipline needed to maintain a solid financial foundation for growth. We adopted a new go-to-market approach that emphasizes a focused, carrier friendly channel strategy. I am proud to say that GoRemote accomplished a great deal in 2004:

- **Defined a clear mission:** GoRemote provides a complete one-stop managed solution for connecting, securing and supporting all remote workers outside the corporate firewall. This unique solution ***delivers value beyond remote access*** as the different access methods (WiFi, cellular, Ethernet, DSL, cable and dial-up) become ubiquitous and commoditized.
- **Merged two distinct cultures to create one compelling value proposition:** Our late 2003 acquisition of Axcelerant enabled GoRemote to provide enterprises with a single solution for all remote employees whether they connect via their PC, laptop or PDA to a wireless or physical broadband access point. GoRemote's solution provides seamless secure connectivity through a global network of almost 500 service providers in 150 countries.
- **Added a new leadership team:** We built a new management team by attracting senior level leaders experienced in creating growth at market leading enterprise software companies. Under this new team, we have redoubled our focus and commitment to delivering premier solutions beyond remote access. We deliver these solutions by combining desktop client software and back office server software with consulting, network management and Internet access services.
- **Restructured company to align expenses with current revenue streams:** GoRemote shed over $10 million in annual expenses as part of a restructuring following my arrival in late July. By instilling strong fiscal discipline and focusing resources on our best opportunities for market leadership and long-term revenue enhancement, we have built a platform that positions us well for future growth.
- **Enhanced go-to-market capabilities:** GoRemote is focused on delivering an integrated, business-grade solution to enterprises through a well-defined sales engagement model that targets both existing customers and new prospects. By leveraging the strong relationships we have with our wireless and wired service providers, we expect to strengthen our ability to sell solutions through multiple channels.

In 2005, we will continue to build on our success in the enterprise market as we try to reinvent the way people work remotely. By delivering value beyond mere remote access, we aim to insulate our customers from the ever-changing remote access paradigm. This value is derived from three principal benefits that we provide to enterprises that adopt our solution. First, an enterprise employee can enjoy enhanced productivity at home, while traveling or when sitting in a branch office. Second, corporate IT managers can validate that enterprise security protocols are followed and that corporate data is only accessed by permitted devices and users. Third, we provide visibility and control capabilities in the back office to facilitate regulatory compliance and other reporting requirements.

I look forward to reporting GoRemote's progress to you over the course of 2005.

Tom Thimot, President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☐ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

☒ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from January 1, 2004 to October 31, 2004

Commission file number: 000-27871

GoRemote Internet Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**77-0368092** (I.R.S. Employer Identification Number)
1421 McCarthy Blvd., Milpitas, California (Address of Principal Executive Offices)	**95035** (Zip Code)

(408) 955-1920
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

As of December 31, 2004, 41,438,137 shares of Common Stock of registrant were outstanding. The aggregate market value of the shares held by non-affiliates of the registrant (based upon the closing price of the Registrant's Common Stock on June 30, 2004, the last business day of the registrant's most recently completed second fiscal quarter, of $1.84 per share) was approximately $66.0 million.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of registrant's definitive proxy statement to be filed pursuant to Regulation 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, which is anticipated to be filed within 120 days after the end of the registrant's fiscal year ended October 31, 2004, are incorporated by reference in Part III hereof.

GoRemote Internet Communications, Inc.
2004 Form 10-KT Annual Report
Table of Contents

PART I

ITEM 1. BUSINESS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. For example, we make statements of our expectations about our market, operations and product development. These forward-looking statements involve a number of risks and uncertainties, including those identified in the section of this report entitled "Factors That May Affect Future Results," that could cause actual results to differ from those discussed in the forward-looking statements. Forward-looking statements in this report are identified by words such as "believes," "anticipates," "expects," "intends," "may," "will" and similar expressions. In addition, any statements that refer to expectations, projections, goals or other characterizations of future events or circumstances are forward-looking statements. We undertake no obligation to update these forward-looking statements except as required by law. You are urged to review carefully our various disclosures, in this report and in other reports filed with the Securities and Exchange Commission, that attempt to advise you of the risks and factors that may affect our business.

Overview

We provide secure managed broadband and remote access solutions to enterprises and service providers. Our solutions enable enterprises to securely, reliably, and cost-effectively extend their corporate networks and applications to mobile and remote workers outside the corporate firewall. These workers include mobile professionals such as sales professionals, project managers and engineers; teleworkers, including call center agents; telecommuters; and employees in branch offices and retail settings. We provide comprehensive and integrated managed broadband and global remote access services that include: intelligent client software; multiple network access types, including broadband, Wi-Fi and dial-up; security capabilities that ensure security policy compliance by remote workers; a real-time remote access management console; end-to-end managed and value-added services including managed security services; and design, deployment, monitoring, and technical support. Our products and services enable enterprises to reduce the cost, complexity and risk of remote office networking, while maximizing the productivity of mobile and remote workers.

In December 2003, we acquired Axcelerant, Inc., a privately-held provider of broadband Internet remote access services and managed security services. In May 2004, we changed our corporate name from GRIC Communications, Inc. to GoRemote Internet Communications, Inc. to reflect our current vision and service offerings. On August 2, 2004, we announced the appointment of Tom Thimot to serve as our President and Chief Executive Officer.

Most of our revenue comes from providing settlement and clearing-house services for our customers. We provide services over a heterogeneous virtual network known as the GoRemote Global Network. As of October 31, 2004, the GoRemote Global Network included more than 33,000 Internet access-dialing locations, over 10,500 public wireless fidelity—or WiFi—hotspots and approximately 1,500 public broadband access points in approximately 150 countries. Through the acquisition of Axcelerant, we added a virtual broadband cable modem and digital subscriber line (DSL) network that spans the United States and Canada. This network is an aggregation of the networks of approximately 150 broadband providers, including virtually all of the leading cable companies, incumbent local exchange carriers (ILECs) and competitive local exchange carriers (CLECs) in the United States. By utilizing this network, we are able to provide comprehensive coverage in the United States for enterprises requiring broadband branch office and broadband teleworker solutions. We created the GoRemote Global Network by forming contractual relationships with approximately 500 access providers—Internet service providers, cable companies, DSL companies and telecommunication companies. These providers, which we refer to as the GoRemote Global Network members, are able to share their communications networks. Our customers, who are enterprises, value added resellers (VARs) and service provider resellers, benefit from the resulting network delivering secure mobile Internet access cost-effectively. Our member providers benefit from the GoRemote Global Network because we manage this shared network and provide settlement services. We have established common technical, service and payment standards to settle charges that our customers incur when their end users access the network facilities of GoRemote Global Network members to conduct Internet-based communications, such as Internet roaming. We intend to continue developing our service offering to introduce new Internet-based remote communications services that may be adopted, deployed and managed on a global scale across the GoRemote Global Network.

Our common stock is traded on The NASDAQ National Market (symbol: GRIC). Our Web site can be accessed at www.GoRemote.com.

Industry Background

Growth of the Demand for Managed Broadband and Global Remote Access Solutions

We expect that demand for managed broadband and global remote access solutions will increase as a result of the increasing mobility of the global workforce, the rapid growth in the number of mobile and remote workers relative to the total workforce; the increasing number of remote sites as enterprises continue to shift people and facilities from corporate headquarters to remote sites as a means of lowering costs and increasing business continuity; the growth in the number of Internet-protocol (IP) applications; the increasing importance of data communications in the business world; the increasing adoption of broadband virtual private networking, or VPN, technologies overall and specifically as a cost-effective replacement for more expensive frame relay and/or private lines; and the rising cost and complexity for enterprises of managing and supporting their growing mobile and remote workforces, which in turn is driving increased adoption of managed or outsourced remote access solutions.

The Yankee Group 2004 Mobile User Survey reports that at the end of the second quarter of 2004, wireless data users totaled almost 47 million (or more than one-quarter of the total wireless subscriber base), up more than 58% from 29 million in mid-2003. International Data Corporation, a leading industry analyst firm, forecast in a 2002 report that the number of mobile workers—workers who spend more than 10 percent of their time out of their office—will more than double between 2001 and 2006, to 162 million worldwide. The same report forecast an increase of almost 13 million mobile workers in the U.S. between 2001 and 2006, from 92 million to 105 million. In contrast, the number of workers who are not mobile is forecast to decline by 2 million through 2006, down to approximately 54 million. The report also predicts that nearly two-thirds of the U.S. workforce will be mobile by 2006. Strategy Analytics, Inc., a global research firm, estimates that global revenues from mobile data will grow from approximately $61 billion this year to just over $189 billion in 2009. As a result of this growth, the mobile office communications market, which includes broadband and dial-up access, mobile data, visitor-based networks, and Internet protocol virtual private network value added services, will more than triple from $21.3 billion in 2001 to $74.3 billion in 2006, according to International Data Corporation.

Other recent market research indicates that the number of mobile and remote workers is large and growing. According to a recent report by Nemertes Research, an independent technology research firm, cited by its President in a February 2004 Network World Fusion article—87 percent of employees work at locations other than the headquarters building or campus, typically at a regional facility, sales office, retail store, or home office. A recent survey carried out by the Economist Intelligence Unit on behalf of AT&T found that, for most company executives, giving their remote workers full access to the corporate network is one of their highest priorities. When asked about which network performance attribute was most critical to their business, 81% described as either 'critical' or 'important' the ability of their employees to gain full access to network applications from remote locations. In many enterprises, a large percentage of employees work outside corporate headquarters. Furthermore, the Nemertes report indicated that two-thirds of information technology (IT) executives say they expect their companies will hire even more remote workers, based on the idea that increased bandwidth costs are offset by lower real-estate costs and other savings.

Adoption of technologies that are highly supportive of remote working—such as broadband and Voice over IP—is rising sharply. The Nemertes survey shows that one in five companies currently use VoIP for remote working, and that 79% expect to be doing so by 2006.

According to the 2004 "Network World 500" study, an annual study on the leading technology and management issues facing networking and IT executives in 500 corporations, 97 percent of enterprises that participated in the study have mobile and/or remote workers, representing an increase over 2003. The 2003 study revealed that 96 percent of enterprises expected that the number of their remote workers would either increase or stay the same in the subsequent 12 months. Among companies with mobile and remote workers, a total of 83 percent said their spending for supporting remote workers would either increase or stay the same. Average spending per surveyed enterprise for products and services for remote workers was targeted at $2.4 million over the same 12-month period.

Most companies that have mobile and remote workers allow these employees to remotely access corporate networks and applications. According to IDC's 2002 U.S. WAN Manager Survey, the percentage of companies that provide remote access for employees traveling offsite averages 77.2 percent among companies with at least 100 employees. The percentage of companies that provide remote access for telecommuters working at home averages 68 percent among companies with at least 100 employees.

We expect rising demand for managed or outsourced remote access services as a result of the increased security risks, complexity and costs of managing and supporting the growing ranks of mobile and remote workers. This reflects the overall trend toward increased usage of outsourced IT services. Research firm Gartner estimated in a 2004 study that global IT services spending is expected to reach $1.3 trillion in 2008, up from $1.1 trillion in 2003. Gartner noted that nearly 26% of the total amount was outsourced in 2003 and estimated that this figure is expected grow to nearly 33% by 2008. Companies around the world are turning to outsourcing to help reduce or stabilize costs, access advanced technology, compensate for a lack of skilled IT workers, improve business efficiency, meet earning projections, tie technology to business value, and remain competitive in the global marketplace.

Enterprise Challenges Associated with Providing Secure Remote Access for the Growing Remote Workforce

Enterprises face three major challenges associated with providing secure, reliable remote access for their growing mobile and remote workforce, particularly those with global operations or globally mobile work forces:

Escalating security risks. According to the 2004 "Network World 500" study, security was the most mentioned challenge when respondents were asked about supporting remote workers. Bolstering security remains the top concern for the third year in a row, with nearly 85% supporting security as the primary concern when supporting the remote work force. Internet-based remote access exposes enterprises to malicious and undesired security threats. These threats are growing as hackers find new ways to penetrate corporate networks and as "always-on" broadband access and new wireless access technologies including Wi-Fi become more popular. Computer virus attacks cost global businesses an estimated $55 billion in damages in 2003; a sum that is expected to increase rapidly in the years to come, according to anti-virus firm Trend Micro. ICSA Labs, a subsidiary of security firm TruSecure, reported in a recent study that companies suffered extensive virus infections in 2003 and spent on average almost $100,000 to clean up each attack. According to the CERT Coordination Center, a government-funded security group, the number of security incidents skyrocketed from 21,756 in 2000 to 137,529 in 2003. The latest Computer Security Institute/FBI Computer Crime and Security Survey identified Internet connections as the most frequent point of attack on corporate networks. Despite their concerns about security challenges, enterprises must enable mobile and remote workers to access corporate information and applications.

Growing complexity. Global enterprises face increasing remote access complexity. Rising complexity is being driven by numerous factors including the rapid growth in the number of mobile and remote workers relative to the total workforce; the increasing mobility of the global workforce; the increasing number of remote sites as enterprises continue to shift people and facilities from corporate headquarters to remote sites to lower costs and increase business continuity; the growth in the number of IP applications; and the increasing adoption of new access types such as Wi-Fi. Complexity is also being driven by the increasing numbers and types of remote access devices such as laptop computers, PDAs and smart phones, and by the need for enterprises to engage and manage multiple service providers, each of which has separate management, security, and administrative platforms and invoices.

Rising total costs of secure remote access. As the number of mobile and remote workers rises, an enterprise's total cost of providing secure remote access for mobile and remote workers tends to be significant and growing. The total cost for secure remote access is comprised of three major components:

- connectivity costs, including the cost of reimbursing employees for home office broadband and Wi-Fi connectivity;
- remote access infrastructure costs including servers, routers, VPNs, authentication and anti-virus software; and
- internal staff costs associated with designing and deploying remote networking solutions as well as the ongoing costs of managing, monitoring, and supporting remote workers.

Internal staff costs also include costs of engaging and managing multiple service providers that may be needed for an enterprise to provide a comprehensive secure remote access solution on a national or global basis. Enterprises' total remote access costs can further be categorized as either one-time costs, such as the costs for equipment, installation, and service activation, or recurring costs, such as staff costs for ongoing management and support of the remote access infrastructure and the remote workforce, as well as for access charges. In addition, enterprises face additional costs related to issues such as network downtime and security breaches.

Enterprise Options and Solution Requirements

Enterprises have two fundamental options for delivering secure remote access to their growing remote workforce. Enterprises may attempt to provide secure remote access by creating, deploying, and managing their own remote access infrastructure, including their own remote access servers. Many enterprises have found this "do-it-yourself" approach to be time-consuming, inefficient, and cost prohibitive. A second option, more often favored by global enterprises, is to engage one or more service providers to provide partial or full help with the remote access solution. In some cases, enterprises engage service providers only for connectivity or access services while in other cases enterprises utilize service providers for connectivity and access services as well other services such as managed security services, remote network monitoring and trouble-shooting, and management of remote access devices located at network end points.

In either case, a remote access solution for a global enterprise must meet several requirements in order to be useful and effective. Typically, enterprises require security, reliability, broad network coverage, ease of use, management and control, ability to set security and usage policies, multiple forms of access and multiple points of access, flexibility, simplicity, and cost-effectiveness.

The GoRemote Solution

GoRemote provides a comprehensive, unified and global Internet-based remote communications solution for distributed enterprises. This enterprise-class solution significantly streamlines and simplifies the process of providing secure remote access for all mobile and remote workers outside the corporate firewall. This includes mobile professionals, teleworkers, telecommuters, work extenders and employees in branch offices and retail settings. Importantly, the GoRemote solution puts much of the remote access, security, and feature control in the hands of the enterprise IT department. For example, enterprise IT managers can establish security and access policies so that only certain employees, such as senior managers, get access to certain information.

We provide three flagship remote office communications solutions. The three solutions are:

- our secure mobile office solution, which is designed for business travelers such as sales professionals, consultants, and field engineers;
- our secure broadband teleworker solution, which is geared to teleworkers and telecommuters; and
- our secure broadband branch office solution, which meets the needs of employees who work remotely in sales offices and field offices as well as in retail environments.

Our solutions integrate a software client, access, security, and remote access management services, along with a comprehensive set of managed and value-added services, providing a comprehensive solution for enterprises with critical remote communications needs. The foundation of our comprehensive solution is the GoRemote Global Network, which we believe is the world's largest access network with more than 45,000 wired and wireless access points in over 150 countries. GoRemote manages and monitors this shared global network 24 hours a day, 7 days a week. Since December 2003, we also provide access to a virtual broadband cable modem and DSL network that spans the United States and Canada. This network is an aggregation of the networks of approximately 150 broadband providers, including virtually all of the leading cable companies, ILECs and CLECs in the United States. Together, these three offerings provide distributed enterprises with a comprehensive solution for enterprise connectivity outside the corporate firewall.

Our solutions provide the following benefits to customers:

- *Minimize risks.* GoRemote enables enterprises to minimize the many risks of Internet-based remote access by providing a comprehensive and integrated set of advanced security services and capabilities. This includes managed VPN, managed remote end point services including managed firewall, authentication, and policy enforcement capabilities. These security capabilities enable enterprises to take advantage of the cost and reach advantages of the Internet while defending their networks and data from malicious and unintentional attacks. In addition, our Universal Remote Control management console enables enterprises to rapidly pinpoint and resolve potential security breaches. Finally, GoRemote minimizes risks by reducing an enterprise's reliance on a single service provider's network.
- *Lower total costs.* Our solutions enable enterprises to significantly reduce the total costs of providing secure remote access versus in-house or "self-managed" solutions and other service provider offerings. These savings result from lower overall communications costs; significantly lower costs for management, support, and administration compared to in-house approaches; and our flexible pricing plans that enable enterprises to achieve the greatest savings on communications costs. Furthermore, our hosted mobile office solution reduces capital expenditures and, like our teleworker and branch office solutions, also requires the use of fewer internal IT resources than an in-house solution.

- *Reduce complexity.* We reduce complexity for enterprises by decreasing the number and variety of internal and external resources required to develop, deploy, and manage a global and/or national remote access solution. By providing a one-stop solution with one invoice and one point of contact, we significantly streamline and simplify the challenges of remote access management. This allows enterprises to reduce the time, effort and cost of managing mobile and remote workers.

- *Maximize productivity.* Our solutions boost the productivity of mobile and remote workers and IT professionals alike. For example, we enable mobile professionals such as sales professionals to be productive from virtually anywhere, and at any time. We also boost productivity by enabling remote workers, such as employees in branch offices, to obtain enhanced levels of performance by remotely accessing data-intensive applications running behind the corporate firewall such as customer relationship management applications. In addition, our solutions increase the productivity of IT and networking professionals by enabling them to reduce the amount of time and effort they spend managing, administering, and supporting their mobile and remote workers.

- *Rapid ROI.* We enable enterprises to achieve a significant and rapid return on their investment in our services. This rapid ROI is enabled by an almost immediate reduction in communications, management, and support costs for delivering an enterprise-scale remote access solution.

Strategy

GoRemote's goal is to become the leading provider of managed broadband and global remote access solutions for large, global enterprises. We intend to achieve this goal by providing a compelling and highly differentiated value proposition for enterprises that reduces the risks, complexity and costs of remote networking while facilitating increased productivity of mobile and remote workers.

Our vision is for mobile and remote workers to be able to work productively and effectively, regardless of their location. We are turning this vision into reality by providing a comprehensive, integrated reliable solution enabling mobile and remote workers to securely access a full array of corporate resources and to communicate and collaborate effortlessly with customers, colleagues, partners and others.

We intend to deliver a comprehensive, integrated solution that provides:

- the ability for mobile and remote workers to connect to their corporate networks through the Internet from virtually anywhere in the world, using multiple access methods including Wi-Fi, GPRS, GSM/GPRS, cable, DSL, ISDN, personal handyphone system (PHS) and dial-up, and by utilizing universal access client software that can be updated automatically as new access points and services are introduced;

- an easy-to-use, intuitive user interface that makes it easy for mobile professionals and teleworkers to easily and securely access their corporate applications and information and become productive quickly;

- access via a variety of devices, such as laptop computers, personal digital assistants (PDAs), smart phones, as well as desktop workstations;

- industry-leading security services and capabilities including managed VPN; managed remote end point services; firewall, authentication, anti-virus, and policy enforcement capabilities;

- an ubiquitous, highly reliable and cost-effective global network that can be accessed from anywhere in the world and is managed by GoRemote for quality, speed and reliability;

- the ability for enterprise IT managers to proactively manage, monitor and support mobile/remote workers, security, and usage policies via a single, easy- to-use management platform;

- end-to-end managed and value-added services including network engineering; managed security services including managed VPN, managed remote end point, firewall services; remote network monitoring; and 24x7 technical support;
- technology neutrality, allowing the seamless incorporation of new access methods, access devices, and networks as they become available and commercially viable; and
- convenient billing options, including a single bill for all services and networks used, and flexible pricing to suit any enterprise or remote user.

Solutions and Services

Solutions

Our solutions and services enable mobile corporate employees and remote workers to access corporate and Internet resources anywhere in the world with ease, security of data and predictable costs. We provide the following flagship solutions to our customers:

- *Mobile office solution.* Our hosted mobile office solution enables business travelers such as sales professionals, consultants, engineers and many others to securely, reliably and cost-effectively access their email, corporate Intranet and other corporate applications virtually anywhere, anytime. The mobile office solution features easy-to-use, intuitive client software; multiple access methods including Wi-Fi, GPRS, GSM, cable, DSL, ISDN, PHS, dial-up; integrated security capabilities that protect valuable corporate information assets; and our Universal Remote Control real-time remote access management console.
- *Broadband teleworker solution.* We enable teleworkers to securely access critical business applications using VPN technology over high-speed, low cost cable and DSL Internet connections. By having their home teleworkers replace or augment inefficient home office dial-up connections with our managed solution, enterprises can achieve significant productivity improvements and cost savings. We design, deploy and manage the teleworker solution from end-to-end. Our broadband teleworker solution, currently available principally in the U.S., features what is believed to be the largest nationwide broadband footprint; industry-leading security and network management capabilities; and comprehensive managed services.
- *Broadband branch office solution.* By using economical broadband last-mile services to deliver a high-bandwidth service at an affordable price point, we enable enterprises to achieve significant cost savings over traditional frame relay networks. Our broadband branch office solution also dramatically increases performance by providing greater throughput and traffic shaping to support data-intensive enterprise applications, including ERP, CRM, point of sale, voice over IP, and more. This solution is designed to securely connect hundreds or thousands of small branch offices or retail locations to an enterprise's network. Like our teleworker solution, our fully-managed broadband branch office solution features what we believe is the largest nationwide broadband footprint in the U.S.; industry-leading security and network management capabilities; and comprehensive managed services.

Services

We deliver our flagship solutions by integrating a set of services, based on best-of-breed technology from GoRemote and our technology and network partners. These services include:

- *Access Services.* We enable mobile and remote workers to access their corporate networks using multiple access types including cable, DSL, Wi-Fi, GPRS, IDSN, PHS, and dial-up. This "universal access" capability gives enterprises and their remote workers the highest degree of flexibility and convenience. In addition to providing multiple access modes, we also enable mobile and remote workers to access their corporate networks from virtually anywhere. As of October 31, 2004, our global shared network includes more than 45,000 wired and wireless access points in over 150 countries. This includes over 12,000 mobile broadband access points, of which approximately 10,800 are Wi-Fi hotspots and 1,500 are hotel Ethernet access points. Since December 2003, we also provide enterprises with access to a virtual broadband cable modem and DSL network that spans the United States and Canada. This network is an aggregation of the networks of approximately 150 broadband providers, including virtually all of the leading cable companies, ILECs and CLECs in the United States.

- *Software Client User Interface.* We provide an easy-to-use, intuitive user interface that is installed on mobile or remote workers' laptops, PDAs, or desktop computers. Our software client makes it easy for mobile professionals and teleworkers to easily and securely access their corporate applications and information and become productive quickly. The software client features integrated security features that ensure that mobile/remote workers adhere to corporate security policies. For example, the client automatically will not connect to the corporate network if the end user's VPN is not engaged.

- *Security Services.* Our "Total Security Protection" system is a comprehensive and integrated policy-based security system for remote access. Total Security Protection enables enterprises to reduce remote access risks and complexity while maximizing mobile and remote worker productivity. It consists of advanced security products from best-of-breed enterprise vendors, including unique policy enforcement and automatic remediation capabilities from Sygate, Inc. GoRemote tightly integrates these products into a seamless, end-to-end security system that enterprises can control via our Universal Remote Control management console. Total Security Protection significantly strengthens the security capabilities of GoRemote's family of mobile, teleworker and branch office solutions. The system is fully compatible with all popular VPNs and integrates seamlessly with enterprises' existing security infrastructures. Enterprises can create a customized Total Security Protection service that is tailored to their unique needs.

- *Universal Remote Control.* Our Universal Remote Control is a secure web portal that unifies all the functionality that enterprise IT managers need to proactively manage, monitor and support mobile/remote workers—such as administration, remote provisioning, support, and billing—and delivers them through a single, easy-to-use management platform. The Universal Remote Control gives enterprise IT and networking management unprecedented control over and visibility into remote access to ensure that their mobile/remote workforce stays productive, connected, and secure. Armed with the Universal Remote Control, enterprise and IT managers can: pro-actively manage and monitor their remote access networks and pinpoint potential security breaches in real-time; provision new users and modify services available to existing users without having to do client re-installs; access invoice, transaction and other financial records; ensure that network problems are identified and resolved quickly by entering and viewing trouble tickets; Generate a variety of custom reports

- *Managed and Value-Added Services.* We provide a comprehensive set of managed and value-added services including network engineering; managed security services including managed VPN, managed remote end point, firewall and authentication services; monitoring; and 24x7 technical support. These services ease enterprises' management and administrative burdens, thereby reducing the time, effort, and cost of delivering enterprise-scale broadband and global remote access solutions.

The GoRemote Global Network

The network over which we provide our solutions and services is the GoRemote Global Network, a managed virtual global network. We believe that the GoRemote Global Network is the world's largest access network with more than 45,000 wired and wireless access points in approximately 150 countries. As of October 31, 2004, the GoRemote Global Network included more than 12,000 mobile broadband access points. Of these, approximately 10,800 are Wi-Fi hotspots and 1,500 are hotel Ethernet access locations. Additionally, the GoRemote Global Network provides what we believe is the most extensive aggregated broadband footprint in North America, including Wi-Fi, DSL and cable modem coverage.

We have created the GoRemote Global Network by forming business relationships with approximately 500 service providers across the world. We combine the networks of these service providers and manage and monitor this shared global network 24 hours per day, 7 days per week. As a key part of these business relationships, we provide settlement and clearinghouse services. As a result, an individual with one GoRemote account and one password has the ability to access the Internet through hundreds of service provider networks around the globe and receive a single monthly invoice.

Customers

Our solution is used by corporate enterprises of all sizes worldwide as well as by individuals who obtain Internet services through our global service provider resellers. We market and sell our solutions directly to corporate enterprise customers as well as through our service provider resellers and value added resellers. Corporate enterprise customers include Novartis Pharmaceuticals Corporation, Bristol-Myers Squibb Company, The Procter & Gamble Company, Schering Sales Corporation, Networking & Computing Services, a division of Johnson & Johnson Services, Inc., Philip Morris Incorporated, Amgen, Inc., La Petite Academy, Inc., Schwan's Sales Enterprises, Inc. and Penske Truck Leasing Co., L.P. Service provider resellers include Fiberlink Communications Corporation, Sony Communication Network Corporation, Transatlantic Web Services, Inc. (a subsidiary of America Online, Inc.), UUNET Technologies, Inc., AT&T Global Communications Services, Inc., Global Crossing North America, Inc., Telstra Corporation Limited, NTTPC Communications, Inc., Fujitsu Limited and Singapore Telecommunications Limited. Value-added resellers include HKCON.NET Limited, Cable and Wireless IDC, Inc., Community Internet Plc., CRC Solutions Corp., Tempest Telecommunications International, Inc., Aicent, Inc., VPM Internet Services, Inc., Redstone Communications Limited, PSINet Switzerland Sarl and Dial Internet Ltd. In 2004, one company, Fiberlink Communications Corporation (11%), accounted for more than ten percent of our revenues.

Sales, Marketing and Customer Service and Support

Sales

Our sales strategy is to pursue targeted accounts both directly through our internal sales force and indirectly through our strategic partners. In the past, we have principally targeted our sales efforts at medium and large Internet service providers, Internet divisions of traditional telecommunications providers and other providers of Internet-based services interested in using or reselling Internet-based mobile office communications services. We are currently principally targeting our direct sales efforts at medium to large corporate enterprises that have large or growing mobile and remote workforces and, to a lesser extent, at value added resellers that target similar types of companies.

We currently maintain domestic direct sales personnel in California, Georgia, Illinois, Massachusetts, Minnesota, New York, Texas and Virginia and an international direct sales force in

China, Hong Kong, Japan and the United Kingdom. The direct sales force is organized into individual regional account teams, which include sales representatives, sales engineers and account managers.

We complement our direct sales force with value-added resellers, systems integrators and software developers, particularly those offering virtual private networking solutions. These parties provide a global extension of our direct sales force and serve as a source of leads and referrals.

We also maintain an extensive website that, among other things, provides information to prospective customers and affiliates concerning the technical and other requirements for becoming a member of the GoRemote Global Network.

Marketing

Our marketing programs are targeted at corporate enterprises and are currently focused on creating awareness of, and generating interest in our products and services. We engage in a variety of marketing activities, including:

- direct mailings, e-mailings, telemarketing, and ongoing public relations campaigns;
- relationships with recognized industry analysts;
- participating in technology-related conferences;
- demonstrating our products at trade shows targeted at providers of Internet-based services;
- our website;
- customer seminars;
- joint marketing strategies and programs with our partners; and
- advertisements.

Customer Service and Support

We believe that customer service and support are critical to maintaining existing customer relationships and developing relationships with new customers. Our customer service group performs pre-sales support, product installation and customization, technical support and consulting services, customer training and product maintenance. Through our network operation center in California we have established a globally distributed sales and support capability that provides support coverage 24 hours-a-day, seven days-a-week.

Research and Development

Our research and development efforts are focused on improving the functionality and performance of our existing Internet-based mobile office communications products. We obtain extensive product development input from our customers and monitor our customers' needs and changes in the marketplace. We are evaluating alternative methods for determining the feasibility of providing remote Internet access through a variety of broadband and wireless delivery technologies. We continue to certify the interoperability of our products with those of other vendors, particularly virtual private networking companies. In addition, we are developing improved network management capabilities and enhanced end user features as part of our mobile office, broadband teleworker and broadband branch office services offerings.

We believe our success will depend, in part, on our ability to develop and introduce new products and enhancements to our existing products. We have made significant investments and we intend to continue to invest in research and development. Our research and development expenditures were approximately $3.4 million in 2004, $2.5 million in 2003 and $2.8 million in 2002. If we are unable to develop new products or enhancements to existing products on a timely basis, or if the new products or enhancements fail to achieve market acceptance, our business, prospects and results of operations will suffer.

We utilize our software development center in Bangalore, India to supplement our software engineering efforts in the United States. As of December 31, 2004, the number of software engineers in our Bangalore, India facility was 65.

Competition

We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing, primarily on the basis of the following factors:

- breadth of geographic presence;
- ease of integration;
- security of access;
- network quality and capacity;
- reliability;
- ability to offer turnkey solutions;
- price;
- availability and breadth of Internet-based communications services;
- customer service;
- performance;
- flexibility; and
- scalability.

There are low barriers to entry to new or existing businesses seeking to offer services on the Internet, although a substantial investment of time and resources would be required for a new market entrant to establish a global network. As a result, our business environment is intensely competitive, highly fragmented and rapidly changing. Competition can come from many sources and may be focused on different segments of our business. We compete with companies such as iPass and Fiberlink in the market for Internet roaming and related settlement services and we compete with companies such as MegaPath and Netifice in the managed broadband services market. There are also large communications service provider companies such as AT&T, Equant and WorldCom/UUNET that compete, or have the ability and resources to compete, in our principal market, by offering clearinghouse and roaming services. Some of our competitors, such as Fiberlink, AT&T and WorldCom/UUNET, also resell our services.

Many of our competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we have. In addition, a number of these competitors may merge or form strategic partnerships. As a result, certain of these competitors may be able to offer, or bring to market earlier, products or services that are superior to our own in terms of features, quality, pricing or other factors. Our failure to compete successfully in any of the markets in which we compete could have a material adverse effect on our business, prospects, results of operations, or financial condition or on the price of our common stock.

Government Regulation

We are not currently subject to any federal or state regulations imposed on telecommunications service providers, and we do not believe that we are subject to any local regulations, or any laws or regulations governing access to, or commerce on, the Internet, other than regulations applicable to businesses generally.

United States. We believe that under United States law, the Internet related services that we provide constitute information services, and are not regulated telecommunications services. Therefore, our services are not currently subject to regulation by the Federal Communications Commission ("FCC"), and by operation of federal preemption law, are also exempt from regulation by state agencies charged with regulating telecommunications carriers. We do not know whether, or the extent to which, our Internet related services may be subject to regulation by the FCC or state telecommunications authorities in the future.

Our customers access and make use of our services through a variety of platforms (*e.g.* Wi-Fi, dialup modem, cable modem, broadband, etc.). Although we are not regulated as a telecommunications carrier, many of the platforms through which our customers access our services are subject to extensive regulation. Any changes to the regulations governing these underlying platforms may impact the ability of our customers to access our services, as well as related costs. To the extent that our United States customers are adversely affected by the combination of increased costs of Internet access and/or transport services, or changes in the availability of services, we cannot be certain that our business will not be adversely affected as well.

Regulatory Treatment of Broadband Access. In August 2003, the FCC issued an Order ("TRO") that significantly changed many of the regulations governing the telecommunications industry. Among the changes adopted, the FCC determined that all-fiber loops to a customer's premises are not subject to the mandatory unbundling provisions of the Telecommunications Act of 1996, and that in the case of "hybrid" loops containing some fiber and some copper, the broadband capabilities of these loops do not need to be unbundled. These rulings give the incumbent local exchange carriers greater control over whether, and at what price, broadband access facilities will be made available to third parties. The FCC's TRO was appealed by a number of interested parties, all of which appeals were consolidated before the U.S. Court of Appeals for the D.C. Circuit ("D.C. Circuit"). On March 2, 2004, the D.C. Circuit decided multiple appeals of the FCC's TRO. Although several aspects of the FCC's TRO were vacated and/or remanded to the FCC, the D.C. Circuit upheld the FCC's decisions regarding broadband unbundling. Subsequently, the FCC extended its deregulation of broadband facilities to fiber loops deployed to multi-tenant buildings or campuses where the predominant use is residential and to loops with no more than 500 feet of copper (so-called "fiber-to-the-curb" loops). In October 2004, the FCC exempted the former Bell Telephone Company entities from long distance market entry provisions to the extent those provisions might have imposed a separate obligation to unbundle all fiber or fiber to the curb broadband loops.

The regulatory classification of stand-alone broadband and broadband sold in combination with Internet access services is currently under regulatory review in several proceedings, including the following: (1) a pending FCC proceeding that is considering deregulation of incumbent local exchange carrier broadband services and facilities where the incumbent local exchange carrier is classified as non-dominant in the provision of local exchange and exchange access service; (2) a pending FCC proceeding that is considering re-classification of broadband services as information services, meaning that they would no longer be subject to telecommunications service regulations; and (3) a proceedingthat addresses the regulatory status of IP-based services (discussed in further detail below). If the FCC further exempts incumbent local exchange carriers from regulation (for example, by eliminating regulations governing end user prices or collocation of competitive DSL providers' equipment in central offices), incumbent local exchange carriers maygain a competitive advantage in providing broadband services to end users or may raise the rates charged to third parties for use of the incumbent's facilities. At this time, we are unable to predict the impact, if any, that additional regulatory action on this issue will have on our business.

Regulatory Treatment of Cable Modem Services. A decision of the U.S. Court of Appeals for the Ninth Circuit, issued in October 2003, vacated in part an FCC declaratory ruling that cable modem services consisted of information services only, and did not include a separate offering of telecommunications service. The U.S. Court of Appeals for the Ninth Circuit found that cable modem service included, in part, the offering of telecommunications services. On December 3, 2004 the U.S. Supreme Court granted two petitions for writ of certiorari of the Ninth Circuit's 2003 decision. The high court will address the question of whether cable modem service includes a separable telecommunications service component which would subject the service to Title II regulation as a common carrier. The Supreme Court's decision in this matter will impact the industry, as well as future actions by the FCC. However, pending a decision by the Supreme Court and further FCC consideration of the matter, providers of cable modem service could be subject to regulation, at least in part, in their provision of such services and subject to common carrier requirements, such as nondiscrimination and authorization obligations under Title II of the Communications Act, and universal service contribution obligations, depending upon what the FCC determines in response to the Court's instruction. Furthermore, the determination by the U.S. Court of Appeals for the Ninth Circuit may expose providers of cable modem services to potential claims that, because they are offering, in part, telecommunications services, as well as information services (in part), they fall under FCC requirements that facilities-based providers of information services must open their networks to competitive providers of information services. The imposition of additional regulatory obligations on cable modem providers may significantly impact the rates of such service. At this time, we are unable to predict the impact, if any, that the Supreme Court's decision and additional regulatory action on this issue will have on our business.

Regulatory Treatment of Wireless Fidelity (Wi-Fi). Wireless Fidelity or "Wi-Fi" is the most widely used wireless local area network technology operating at a range of 150 to 250 feet. Wi-Fi can be utilized for a variety of services, including a growing number of home, consumer, business and public networking applications, as well as such demanding applications as wireless multimedia video transmission and broadcast MPEG. Wi-Fi operates on an unlicensed basis and allows for high speed data transfer. Users of mobile devices with Wi-Fi capabilities can establish high-speed wireless Internet connections within buildings or spaces, commonly called "hot spots," where Wi-Fi technology has been deployed. Hot spots typically rely on high-speed landline technologies, such as T-1 lines, DSL, or cable modems, to connect to the PSTN and Internet. Because the technology allows consumers to obtain high-speed wireless Internet connections within certain locations, it has the potential to act as both a substitute and a complement to data services offered over mobile telephone networks. Despite the FCC's jurisdiction over the use of this technology, it is, as stated, currently unlicensed by the FCC. At this time, we are unable to predict the impact, if any, that future regulatory action on this issue will have on our business.

Regulatory Treatment of Voice Over Internet Protocol (IP) Services or IP Enabled Services. Currently, the FCC and most state regulators do not treat voice services relying on IP as telecommunications services. A number of providers are using IP-enabled services to compete with voice services, and some providers using IP-enabled services may be avoiding certain regulatory obligations or access charges by other carriers that might otherwise be due if such IP-enabled service offerings were subject to regulation. However, there are increasingly clear indicators that the FCC is considering some form of compliance requirements for VoIP providers, including CALEA compliance and other 911/E911 compliance requirements. In March 2004, the FCC initiated a rulemaking proceeding to address the regulatory treatment of voice over IP services. Although a decision on all of the issues raised in the proceeding is not expected until the middle or latter part of 2005, the FCC determined that VoIP services are subject to its exclusive jurisdiction and precluded states from regulating VoIP services. In addition, the FCC has issued conflicting rulings on the regulatory treatment of specific VoIP services. In one case the FCC concluded that an AT&T service using VoIP as an intermediate routing technology is a telecommunications service, not an information service. In comparison, just two months earlier, the FCC concluded that pulver.com's Free World Dialup service, which enables customers to make VoIP calls, is an information service. These proceedings could lead to an increase in the costs of voice over IP, if providers become subject to regulation (in the absence of forbearance from the same), and may change the compensation structure for IP-enabled services. At this time, we are unable to predict the impact, if any, that additional regulatory action on this issue will have on our business.

International. Foreign regulatory frameworks affecting the Internet vary from country to country. However, as is the case in the U.S., most countries currently do not impose telecommunications licensing or other regulatory requirements on the information and other non-telecommunications services that we provide. Increased regulation of the Internet and Internet related services, or the imposition of other restrictions, could materially adversely affect our business, prospects, operating results and financial condition.

In particular, the European Union has enacted several directives concerning the Internet and Internet related activities. The European Union has, for example, adopted a directive that requires Member States to impose restrictions on the collection and processing of personal data and to prevent transmission outside of Europe of personal data, which can include customer and billing information as well as human resource data, except to countries that provide adequate protection of such data. In response to the European Union directive, the U.S. negotiated with the European Union the establishment of certain "Safe Harbor" principles, effective as of November 2000, which provide U.S. companies choosing to adhere to them a presumption of adequate protection of privacy. Companies complying with the Safe Harbor principles must provide notice to users of personal data collection, provide choices to users regarding certain uses, including the transfer of information to third parties, guarantee the security and integrity of personal data collected, provide users with the ability to access, correct and delete personal information that is being stored, and provide for user enforcement and redress in the event of violation of the principles. These principles are more restrictive than other applicable U.S. laws and may impose additional cost on companies that decide to comply. Currently, the Safe Harbor principles are voluntary and are intended to be implemented through self-regulation and industry self-certification. In the future, however, the requirements embodied in the principles may become mandatory. To date, we have not certified that we will operate under the Safe Harbor principles.

Although we do not engage in the collection of data for purposes other than routing our services and billing for our services, the directive is broad and the European Union privacy standards are stringent. Accordingly, the potential effect on us is uncertain. In conducting our business internationally, we must comply with privacy laws directly applicable to our activities in Europe and similar privacy and data protection rules in other countries in which we do business. Any such requirements may adversely affect our ability to collect demographic and personal information from users, which could have an adverse effect on our ability to provide targeted advertisements. Although we will endeavor to meet the requirements of the European Union directive and any U.S. regulations, we cannot guarantee that adequacy of our compliance will not be subject to challenge.

As our services are made available in foreign countries, and as we facilitate sales by our customers and affiliates to end users located in foreign countries, these countries may claim that we or our customers are required to qualify to do business in the particular foreign country, that we are otherwise subject to regulation, including requirements to obtain authorization, or that we or our customers are prohibited in all cases from conducting business as currently conducted in that foreign country. Our failure to qualify as a foreign corporation in a jurisdiction in which we are required to do so or to comply with foreign laws and regulations could subject us to taxes and penalties or preclude us from, or limit our ability in, enforcing contracts in these jurisdictions, which could materially adversely affect our business, prospects, operating results and financial condition.

Our customers and affiliates may also currently be, or in the future may become, subject to requirements to qualify to do business in a particular foreign country, to comply with regulations, including requirements to obtain authorization, or to cease from conducting their business as conducted in that foreign country. We cannot be certain that our customers and affiliates are currently in compliance with any of these requirements, will be able to comply with any of these requirements, or will continue in compliance with any of these requirements. The failure of our customers and affiliates to comply with these requirements could materially adversely affect our business, prospects, operating results and financial condition.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret protection, nondisclosure agreements and licensing restrictions and arrangements to establish and protect our proprietary rights. We cannot assure you that these forms of protection will be effective. We have been issued United States Patent Number 5,898,780 dated April 27, 1999 for "Method and Apparatus for Authorizing Remote Internet Access," and have other U.S. patents pending. We cannot assure you that patents will issue from the pending applications or, if any patents are issued, that they will be sufficiently broad to protect our technology adequately. We have a number of trademarks and trademark applications and use copyright and trade secret protection to protect our software and other original works.

We enter into confidentiality and proprietary information and invention agreements with our customers, employees and consultants, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy, reverse engineer or otherwise obtain and use our products or technology or otherwise appropriate our proprietary network information. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. The laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States, and many United States companies have encountered substantial infringement problems in these countries, some of which are countries in which we operate.

From time to time, third parties may assert patent, copyright, trademark and other intellectual property claims or initiate litigation against us or our licensors or customers with respect to existing or future products or services. We have not conducted an exhaustive search of patents issued to others. Customers, competitors and other third parties may have received or may in the future receive, patents or obtain additional intellectual property rights relating to our products or services or processes that we use or intend to use. If these third-party patents or other proprietary rights are issued or asserted by third parties, the holders may bring infringement claims against us. Furthermore, former employers of our employees may assert that our employees have improperly disclosed confidential or proprietary information to us. We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights and the rights of others. Any of these claims may be time-consuming, may result in costly litigation, may divert technical and management personnel, or may require us to develop non-infringing technology, which may be costly and time consuming. Alternatively, others may claim that we infringe their intellectual property rights, and we may be required to obtain a license or royalty agreement from those parties claiming the infringement. We cannot assure you that any license or royalty agreement would be available. The terms of any license or royalty agreement that is available may be very unfavorable to us. In addition, an adverse ruling could result in substantial damages or an injunction requiring that we cease development and withdraw some products and services from the marketplace.

Limitations on our ability to market our products and services, and delays and costs associated with monetary damages and redesigns in compliance with an adverse judgment or settlement, could seriously harm our business, prospects, results of operations and financial condition.

Trademarks

Axcelerant, GRIC and "Technology that brings intelligence to the Internet" are our registered trademarks. "Empowering the Mobile Office," Global Reach Internet Connection, GoRemote, GoRemote AAS, GoRemote AADR, GoRemote Alliance, GoRemote Alliance Network, GoRemote ARS, GoRemote Branch Office, GoRemote Convergent Services Platform, GoRemote CSP, GoRemote Dashboard, GoRemotedial, GoRemote Expense and Time, GoRemote Global Network, GoRemote Meeting, GoRemote Member logo, GoRemote Mobile Office, GoRemote MobileOffice, GoRemote MobileOffice Enterprise Access, GoRemote MobileOffice Enterprise Productivity, GoRemote MobileOffice Broadband Plus, GoRemote NetAccess, GoRemote NetAuditor, GoRemote NetManager, GoRemotephone, GoRemoteprepaid, GoRemote QMS, GoRemote Remote End Point Security Service, GoRemote SecureAccess, GoRemote SFA, GoRemotetalk, GoRemote Teleworker Office, GoRemote Total Security Protection, GoRemotetraveler, GoRemote Universal Remote Control, Gttrend, Roaming Streamer, and "Multiple Internet services. One global solution." are our trademarks.

Employees

As of December 31, 2004, we had 205 full-time employees worldwide. Our future performance depends, in significant part, on our ability to retain existing personnel in key areas such as engineering, technical support, sales and senior management. None of our employees is subject to a collective bargaining agreement, nor have we experienced work stoppage. We consider our relationships with our employees to be good.

International

For financial information regarding geographic operations, see Note 13 to the Consolidated Financial Statements included in this report.

Available Information

We make available free of charge, on or through our Internet address located at *www.GoRemote.com*, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file that material with, or furnish it to, the Securities and Exchange Commission. Materials we file with the SEC may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. This information may also be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at *www.sec.gov*. We will provide a copy of any of the foregoing documents to stockholders upon request.

ITEM 2. PROPERTIES

We occupy approximately 31,000 square feet of space in Milpitas, California under a lease that expires in February 2008 and approximately 32,000 square feet of space in Irvine, California under a lease that expires in March 2005. We lease sales and support offices in Virginia, China, Hong Kong, Japan, Singapore and the United Kingdom and we lease a research and development office in India. In the event that existing facilities are not adequate for our needs, we anticipate that additional facilities will be available on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

We are subject to various legal proceedings and claims arising in the ordinary course of business. Our management does not expect that the results in any of these legal proceedings will have a material adverse effect on our financial condition, results of operations, or cash flows.

In July and August 2001, we and certain of our officers were named as defendants in five purported securities class action lawsuits filed in the United States District Court, Southern District of New York, captioned as In re GRIC Communications, Inc. Initial Public Offering Securities Litigation, No. 01 Civ 6771 (SAS), and consolidated with more than three hundred substantially identical proceedings as In re Initial Public Offering Securities Litigation, Master File No. 21 MC 92 (SAS). The Consolidated Amended Class Action Complaint for Violation of the Federal Securities Laws ("Consolidated Complaint") was filed on or about April 19, 2002, and alleges claims against certain of our officers and against CIBC World Markets Corp., Prudential Securities Incorporated, DB Alex. Brown, as successor to Deutsche Bank, and U.S. Bancorp Piper Jaffray Inc., underwriters of our December 14, 1999 initial public offering ("underwriter defendants"), under Sections 11 and 15 of the Securities Act of 1933, as amended, and under Section 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended.

Citing several press articles, the Consolidated Complaint alleges that the underwriter defendants used improper methods in allocating shares in initial public offerings, and claims the underwriter defendants entered into improper commission agreements regarding aftermarket trading in our common stock purportedly issued pursuant to the registration statement for the initial public offering. The Consolidated Complaint also alleges market manipulation claims against the underwriter defendants based on the activities of their respective analysts, who were allegedly compromised by conflicts of interest. The plaintiffs in the Consolidated Complaint seek damages as measured under Section 11 and Section 10(b) of the Securities Act of 1933, pre-judgment and post-judgment interest, and reasonable attorneys' and expert witnesses' fees and other costs; no specific amount is claimed in the plaintiffs' prayer in the Consolidated Complaint. By Order of the Court, no responsive pleading is yet due, although motions to dismiss on global issues affecting all of the issuers have been filed.

In October 2002, certain of our officers and directors who had been named as defendants in the In re Initial Public Offering Securities Litigation were dismissed without prejudice upon order of the presiding judge. In February 2003, the presiding judge dismissed the Section 10(b) claims against us and our named officers and directors with prejudice.

From September 2002 through June 2003, we participated in settlement negotiations with a committee of issuers' litigation counsel, plaintiffs' executive committee and representatives of various insurance companies (the "Insurers"). Our Insurers were actively involved in the settlement negotiations, and strongly supported a settlement proposal presented to us for consideration in early June 2003. The settlement proposed by the plaintiffs would be paid for by the Insurers and would dispose of all remaining claims against us.

After careful consideration, we decided to approve the settlement proposal in July 2003. Although we believe that plaintiffs' claims are without merit, we have decided to accept the settlement proposal (which does not admit wrongdoing) to avoid the cost and distraction of continued litigation. Because the settlement will be funded entirely by our Insurers, we do not believe that the settlement will have any effect on our consolidated financial condition, results or operations or cash flows.

The settlement was presented to the Court for approval in June 2004. While the Court is expected to approve or disapprove the settlement in the coming months, there can be no guarantee that the settlement will be judicially approved.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

The Company's common stock is traded on The NASDAQ National Market under the symbol "GRIC." The following table sets forth the range of the high and low sales prices by quarter as reported on The NASDAQ National Market for the two most recent fiscal years.

	High	Low
2002:		
First Quarter	$3.20	$1.20
Second Quarter	$2.67	$1.24
Third Quarter	$1.76	$1.16
Fourth Quarter	$3.84	$1.14
2003:		
First Quarter	$3.30	$1.47
Second Quarter	$5.15	$2.08
Third Quarter	$8.69	$3.67
Fourth Quarter	$8.15	$4.90
2004:		
First Quarter	$6.43	$3.06
Second Quarter	$3.67	$1.60
Third Quarter	$1.77	$1.20
Fourth Quarter	N/A(1)	N/A(1)

(1) During the period from October 1, 2004 through October 31, 2004, the high and low sales prices of GoRemote stock were $1.65 and $1.37, respectively.

On October 31, 2004, there were approximately 126 record holders of the Company's common stock.

Dividends

The Company has never paid cash dividends on its common stock. The Company intends to retain its earnings for use in its business and, therefore, does not anticipate paying any cash dividends on the common stock.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our Audited Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The financial data for the ten months ended October 31, 2003 is unaudited.

Statements of Operations Data

	Years Ended December 31,				Ten months ended October 31, 2003	Ten months ended October 31, 2004
	2000	2001	2002	2003		
	(in thousands, except per share amounts)				(unaudited)	
Revenues	$ 29,479	$ 23,694	$ 34,681	$41,207	$33,543	$ 42,067
Costs and expenses:						
Cost of revenues	25,159	13,194	15,220	17,455	14,415	18,016
Network and operations	7,615	6,180	4,392	4,029	3,063	7,671
Research and development	10,928	5,342	2,802	2,513	2,028	3,441
Sales and marketing	13,069	14,260	11,954	14,163	11,378	16,421
General and administrative	8,065	8,627	4,996	4,790	3,905	5,313
Goodwill and intangible asset impairment	—	—	—	—	—	27,929
Amortization of intangibles	—	—	—	133	—	1,290
Amortization of stock-based compensation(1)	427	427	168	95	65	270
Restructuring charge (recovery)	—	7,773	369	(79)	(79)	2,468
Total costs and expenses	65,263	55,803	39,901	43,099	34,775	82,819
Operating loss	(35,784)	(32,109)	(5,220)	(1,892)	(1,232)	(40,752)
Interest income and other, net	3,668	779	298	87	143	125
Interest expense	(177)	(129)	(60)	—	—	—
Operating loss before income taxes	(32,293)	(31,459)	(4,982)	(1,805)	(1,089)	(40,627)
Provision for income taxes	155	107	39	51	28	79
Net loss	(32,448)	(31,566)	(5,021)	(1,856)	(1,117)	(40,706)
Deemed beneficial conversion dividend on Series A preferred stock	—	—	(11,781)	—	—	—
Net loss attributable to common stockholders	$(32,448)	$(31,566)	$(16,802)	$(1,856)	$(1,117)	$(40,706)
Basic and diluted net loss attributable to common stockholders per share	$ (1.68)	$ (1.59)	$ (0.84)	$ (0.08)	$ (0.05)	$ (1.00)
Shares used to compute basic and diluted net loss attributable to common stockholders per share	19,345	19,825	20,104	24,115	22,473	40,526

(1) Amortization of stock-based compensation consists of:

	2000	2001	2002	2003	Ten months ended October 31, 2003	Ten months ended October 31, 2004
Network and operations	$ 8	$ 8	$ 6	$ 12	$ 3	$ 81
Research and development	172	172	9	10	4	49
Sales and marketing	67	67	3	13	1	115
General and administrative	180	180	150	60	57	25
Total amortization of stock-based compensation	$ 427	$ 427	$ 168	$ 95	$ 65	$ 270

Consolidated Balance Sheet Data

	December 31,				October 31, 2004
	2000	2001	2002	2003	
	(in thousands)				
Total assets	$59,405	$22,064	$30,610	$91,128	$55,897
Long-term liabilities	481	110	88	114	1,305
Convertible preferred stock	—	—	11,752	3,927	—
Total stockholders' equity	45,536	14,986	24,976	81,132	41,962

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the selected consolidated financial information and the consolidated financial statements and notes appearing elsewhere in this Form 10-K. The following discussion contains forward-looking statements, such as statements of expected revenues and expenses that involve risks and uncertainties. We assume no obligation to update any such forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those detailed from time to time in our filings with the Securities and Exchange Commission and those discussed in this Form 10-K, particularly in this Management's Discussion and Analysis of Financial Condition and Results of Operations and under "Factors That May Affect Future Results."

Unless expressly stated or the content otherwise requires, the terms "we", "our", "us", "the Company" and "GoRemote" refer to GoRemote Internet Communications, Inc. and its subsidiaries as a whole.

Overview

We provide secure managed broadband and remote access solutions to enterprises and service providers. Our solutions enable enterprises to securely, reliably and cost-effectively extend their corporate networks and applications to mobile and remote workers outside the corporate firewall. These workers include mobile professionals such as sales professionals, project managers and engineers; teleworkers, including call center agents; telecommuters; and employees in branch offices and retail settings. We provide comprehensive and integrated managed broadband and global remote access products and services that include: server and intelligent client software; multiple network access types, including broadband, Wi-Fi and dial-up; security capabilities that ensure security policy compliance by remote workers; a real-time remote access management console; end-to-end managed and value-added services including managed security services; and design, deployment, monitoring, and technical support. Our products and services enable enterprises to reduce the cost, complexity and risk of remote office networking, while maximizing the productivity of mobile and remote workers.

In December 2003, we acquired Axcelerant, Inc., a privately-held provider of broadband Internet remote access services and managed security services. In May 2004, we changed our corporate name from GRIC Communications, Inc. to GoRemote Internet Communications, Inc. to reflect our current vision and service offerings. On August 2, 2004, we announced the appointment of Tom Thimot to serve as our President and Chief Executive Officer.

In October 2004, the Company changed its fiscal year end from December 31 to October 31. Accordingly, the consolidated financial information for the 2004 fiscal period reflects the results for the ten months ended October 31, 2004. The comparative historical consolidated financial information for the 2003 and 2002 fiscal periods is for the years ended December 31, 2003 and 2002.

Most of our revenue comes from providing settlement and clearing-house services for our customers. We provide services over a heterogeneous virtual network known as the GoRemote Global Network. As of October 31, 2004, the GoRemote Global Network included more than 33,000 Internet access-dialing locations, over 10,500 public wireless fidelity—or WiFi—hotspots and approximately 1,500 public broadband access points in approximately 150 countries. Through the acquisition of Axcelerant, we added a virtual broadband cable modem and DSL network that spans the United States and Canada. This network is an aggregation of the networks of approximately 150 broadband providers, including virtually all of the leading cable companies, ILECs and CLECs in the United States. By utilizing this network, we are able to provide comprehensive coverage in the United States for enterprises requiring broadband branch office and broadband teleworker solutions. We created the GoRemote Global Network by forming contractual relationships with approximately 500 access providers—Internet service providers, cable companies, DSL companies and telecommunication companies. These providers, which we refer to as the GoRemote Global Network members, are able to share their communications networks. Our customers, who are enterprises, value added resellers (VARs) and service provider resellers, benefit from the resulting network delivering secure mobile Internet access cost-effectively. Our member providers benefit from the GoRemote Global Network because we manage this shared network and provide settlement services. We have established common technical, service and payment standards to settle charges that our customers incur when their end users access the network facilities of GoRemote Global Network members to conduct Internet-based communications, such as Internet roaming. We intend to continue developing our offerings to introduce new Internet-based remote communications products and services that may be adopted, deployed and managed on a global scale across the GoRemote Global Network.

We have incurred substantial losses since our inception as a result of expenses associated with building the GoRemote Global Network and related network infrastructure and developing our software products. We had an accumulated deficit of approximately $171.1 million as of October 31, 2004. We cannot assure you that we will achieve or sustain profitability. See "Factors That May Affect Future Results—We have a history of net losses and may incur future losses."

Our business model has evolved in the course of our development and we believe that period-to-period comparisons of our operating results should not be relied upon as indicative of future performance. Our future prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of development, particularly companies in new and rapidly evolving markets. See "Factors That May Affect Future Results—We have limited experience in our business, which makes it more difficult for us to execute our business plan and for you to evaluate us."

Critical Accounting Policies and Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our consolidated financial statements. We evaluate our estimates and judgments on an on-going basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances when made. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities and reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may vary from what we anticipate, and different assumptions or estimates about the future could change our reported results.

Revenue Recognition and Related Allowances. We derive revenues primarily from remote Internet access services provided to customers through our virtual network and by providing monthly security and support services and monthly connectivity services to broadband Internet remote access customers. Our arrangements with our customers typically have multiple deliverables. These deliverables may include software, installation services, customer premises equipment, connectivity services, and maintenance and support services.

We recognize revenues when persuasive evidence of an arrangement exists, service has been provided to the customer, the price to the customer is fixed or determinable, and collectibility is probable. Mobile remote Internet access services are generally billed on a per-minute basis for usage or at a flat rate per month per user based on negotiated rates. Usage fees are recognized in the period the services are rendered to end users, and monthly fees are recognized ratably based on the number of days that have elapsed. We have some customers with minimum commitment arrangements and customers are not contractually entitled to use or otherwise receive benefit for unused service in subsequent periods. Minimum commitment fees are recognized as revenue in the month it has been determined that the minimum commitments have not been achieved, assuming all other criteria for revenue recognition have been met.

Our solutions may also include installation services, the sale of customer premise equipment and managed security services related to our broadband services offerings. Depending on the service provided and the nature of the arrangement, the Company may charge a one-time, annual or monthly fee for these additional services or deliverables. Revenue from installation services and the sale of equipment is deferred and recognized ratably over the period of expected usage by our customers since we consider these services and products to be an enabler of the related remote access service contracts. Our estimate of expected usage is 24 months for all periods presented. On a quarterly basis, we review this estimate of expected usage based on actual data. Revenues from managed security services are recognized in the month the service is provided. To a lesser extent, we also derive a portion of our revenues from licenses of our authentication software, related maintenance and support services, and other optional services related to our remote access solutions which are recognized ratably over the term of service. These other revenues amounted to five percent or less of total revenues over the last three years. Fees generated from maintenance contracts are recognized over the life of those contracts. The majority of the maintenance contracts cover periods of one to twelve months. Amounts billed in advance of revenue recognition are recorded to deferred revenue as collected. We recognize certain broadband connectivity revenues generated under agency arrangements on a net basis. Product returns and allowances have not been significant.

We provide services over a heterogeneous virtual network, which was created by forming contractual relationships with approximately 500 Internet service providers, cable companies, DSL companies and telecommunications companies. These companies may provide us their services under either a reseller or an agency arrangement. In applying our revenue recognition policy we must make judgments and estimates with regard to the specific facts and circumstances surrounding each provider relationship to determine which portion of our revenues we provide under a reseller arrangement, where we would record gross revenues and cost of revenues, and which portion of our revenues we provide as an agent, where we would record revenues and cost of revenues combined on a net basis. We base our estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. These estimates may change as new events occur, as additional information is obtained and as our operating environment changes, any of which could cause a material impact on the revenues that we have reported.

We record estimated allowances against revenues for returns and cancellations in the same period the revenues are recorded. These estimates are based upon historical analysis of our service level agreements, credit memo data and other known factors for pricing and transaction volume disputes that arise in the normal course of business. To date, allowances pertaining to our current business have not been significant. If the historical data we use to calculate these estimates does not accurately reflect amounts associated with future disputes, our actual revenues could be higher or lower than what we have recognized.

Cost of Revenues. Cost of revenues represents the amounts paid to Internet service providers, cable companies, DSL companies and telecommunications companies for the usage of their networks, and amounts paid to other third party providers of products or services that we include in our solutions. We have entered into minimum purchase commitments with some network service providers for access that we expect to utilize during the term of the contracts. Costs of minimum purchase contracts are recognized as network access expenses at the greater of the minimum commitment or actual usage. If we estimate that the revenues derived from the purchase commitment will be less than the purchase commitment, we recognize a loss on that purchase commitment to the extent of that difference. No such loss has been recognized to date.

Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses from our customers' inability to make payments they owe us. In order to estimate the appropriate level of this allowance, we analyze historical bad debts, customer concentrations, current customer credit-worthiness, current economic trends and changes in our customer payment patterns. If the financial condition of our customers were to deteriorate and to impair their ability to make payments to us, additional allowances might be required in future periods. If we determine that collectibility is not probable, revenue is recognized as cash is collected. If our estimates prove too low, our bad debt expense will increase.

Valuation of Long-Lived Assets including Intangible Assets. We evaluate the carrying amount of our long-lived assets, including purchased intangible assets, whenever events or circumstances indicate the amount of the assets may not be recoverable. Determination of impairment of property and equipment, goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. This analysis is based on our estimate of future cash flows that the assets are expected to generate and their eventual disposition. If we determine that any of these assets have been impaired, the impairment charge will be charged to earnings in the period such determination is made. Management estimated the value of these assets. During the first three quarters of fiscal year 2004, the operating costs required to support the customers acquired in connection with our acquisition of Axcelerant, Inc. were greater than we initially projected. Effective September 30, 2004, we determined that our intangible asset comprised of customer relationships acquired in connection with the Axcelerant acquisition was not fully recoverable. As a result, this asset was written down from $6.3 million to $3.9 million. Based on the analysis of historical termination data for the acquired customers, we determined that no adjustment to the remaining life of the asset was required.

Valuation of Goodwill. We test goodwill for possible impairment on an annual basis in the third fiscal quarter and at any other time if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable. Circumstances that could trigger an impairment test include, but are not limited to, a significant adverse change in the business climate or legal factors, an adverse action or assessment by a regulator, unanticipated competition and loss of key personnel. In addition, we assess goodwill for recoverability if our market capitalization is less than the value of our net assets. The determination as to whether a write down of goodwill is necessary involves significant judgment based on the short-term and long-term projections of our future performance. The assumptions supporting the estimated future cash flows, including the discount rate used and estimated terminal value reflect our best estimates. The Company treats its single operating segment as its reporting unit. Effective September 30, 2004, we determined that goodwill was impaired and recorded a $25.6 million impairment charge. We determined that our market capitalization was less than the value of our net assets, indicating that goodwill or other intangible assets were likely impaired. We re-evaluated the cash flow forecasts for our business activities. Fair value was based on expected cash flows to be generated by our business, discounted at rates associated with underlying risks. During the first three quarters of 2004, we experienced lower than projected revenues due to the fact that prospective customers did not replace their more expensive access services, such as frame relay services, with our broadband-based Internet access services at the rate we had initially projected and due to the continued decline in customer demand for our dial-up access services. As a result, our cash flow projection for the reporting unit was revised and, effective September 30, 2004, we determined that goodwill was impaired and recorded a $25.6 million impairment charge.

Restructuring, Workforce Reductions and Excess Facilities Accrual. In order to bring our operating expense structure in line with our current level of revenues, we implemented a restructuring, workforce reduction and facilities consolidation plan to improve our operating performance. Restructuring and facilities consolidation costs consist of expenses associated with workforce reductions, consolidation of excess facilities and the impairment of leasehold improvements and other equipment associated with abandoned facilities. At October 31, 2004, $626,000 was accrued for future facilities consolidation costs. In connection with our restructuring plans, we accrue for severance payments and other related termination benefits provided to employees in connection with involuntary staff reductions. We accrue for these benefits in the period when benefits are communicated to the terminated employees. Typically, terminated employees are not required to provide continued service to receive termination benefits. If continued service is required, then the severance liability is accrued over the required service period. In general, we use a formula based on a combination of the number of years of service and the employee's position within the Company to calculate the termination benefits to be provided to affected employees. At October 31, 2004, $224,000 was accrued for future severance and termination benefits payments.

Use of Estimates. We made estimates of future cash flows, discount rates and asset values to determine our goodwill and customer relationships intangible asset impairments. Our broadband service providers are unable to deliver actual accounting information to us on a timely basis at month-end. Due to this delay, which is outside our control, we estimate our revenue and cost of sales related to broadband connectivity on a monthly basis, and adjust them to actual in the subsequent month after receiving information from our service providers. In addition, we made estimates as to our accounts receivable allowance and reserves, the recoverability of a prepaid asset, potential liability as to certain tax obligations and restructuring expenses. Actual results could differ from those estimates.

Business Combination

On December 1, 2003, we completed our acquisition of Axcelerant, a privately-held provider of broadband Internet remote access services and managed security services. Our acquisition of Axcelerant did not result in a new reportable segment. The results of operations of Axcelerant have been included in our financial statements subsequent to the date of the acquisition. See "Note 3 to the Consolidated Financial Statements."

Results of Operations

Ten Months Ended October 31, 2004 Compared to the Ten Months Ended October 31, 2003

Overview of 2004

During the ten months of fiscal year 2004, we continued to evolve our business model from one based principally on an indirect sales model—as it was in the same ten month period of 2003 when we principally sold our services on a wholesale basis through large telecommunications companies and service providers—to a model under which we sell a significant portion of our services directly or through VARs to enterprise customers. During the ten-month periods of 2004 and 2003, 49% and 17%, respectively, of our revenues were derived from services sold to enterprise customers both directly and indirectly through our VARs.

In the ten months of fiscal year 2004, our revenues and expenses increased over the same ten-month period of 2003. Revenues were higher year over year primarily due to the addition of managed broadband revenues that resulted from our December 2003 acquisition of Axcelerant. Cost of revenues was higher as a percentage of revenues principally as a result of a non-cash write-off of $449,000 of pre-paid dial network access and an accrual of $89,000 for sales tax obligations, which we believe will not be recoverable from customers. We expect the trend in our cost of revenues to be similar to that of prior quarters and possibly to decrease as sales to enterprise customers grow and represents a higher percentage of total revenues. Our operating expenses were higher in the ten months of fiscal year 2004 than in the same ten-month period of 2003 principally due to the addition of personnel at our Irvine, California facility that resulted from our acquisition of Axcelerant and our increased investment in enterprise focused sales and marketing efforts. In addition, we recorded a charge for goodwill and intangible asset impairment totaling $27.9 million during the third quarter of fiscal year 2004. We expect our quarterly operating expenses to decrease in absolute dollar terms and as a percentage of revenues during fiscal year 2005 as a result of the strategic restructuring we effected in August 2004 to reduce our operating expenses, streamline our operations and achieve operational efficiencies.

We continue to focus on delivering innovative products and services for our customers to drive revenues and achieve positive earnings. In fiscal year 2005 we plan to release additional new value added services, which we expect will augment the revenues we derive from our existing customers and, together with expanding the global footprint of the GoRemote Global Network, drive revenues from new enterprise customers. Several factors will impact our ability to achieve and sustain profitability, including the effectiveness of our sales and marketing efforts through both direct and VAR sales channels, the timely release of new products and services and the introduction of new services by existing or new competitors. For a discussion of these and other risk factors, see the section titled "Factors That May Affect Future Results."

In 2003, both our annual revenues and annual gross margin increased over 2002. Cost of revenues declined as a percentage of revenues principally as a result of sales to enterprise customers representing a higher percentage of our total revenues during 2003. Our network and operations expenses were modestly lower in 2003 than in 2002, although we expect our network and operations expense levels to increase both in absolute dollar terms and as a percentage of revenues in 2004.

We continue to focus on delivering innovative services for our customers to drive revenue and achieve positive earnings. In fiscal year 2005, we plan to release a number of new value added services, which we expect will expand the revenues we derive from our existing customers and, together with expanding the global footprint of the GoRemote Global Network, will drive revenues from new enterprise customers. Achieving sustained profitability will depend on several factors, including the effectiveness of our sales and marketing efforts both directly and through VAR sales, the timely release of new services and the introduction of new services by existing or new competitors. For a discussion of these and other risk factors, see the section titled "Factors That May Affect Future Results."

Revenues

Revenues for the two years ended December 31, 2003 and the ten-month periods ended October 31, 2003 and 2004 were as follows:

	For the year ended December 31,		For the ten months ended October 31,	
	2002	2003	2003	2004
	(In millions)			
Revenues	$34.7	$41.2	$33.5	$42.1

Revenues increased $8.5 million in the ten months ended October 31, 2004 compared to the ten months ended October 31, 2003, which represented an increase of 25%. The increase was principally due to the addition of broadband revenues, principally because of our Axcelerant acquisition, in the amount of $12.8 million during the ten months ended October 31, 2004, offset by reductions in our legacy dialup Internet access service revenues in the amount of $4.3 million. These reductions were primarily due to decreased demand for dialup services. Approximately 31% and 0% of our revenues for the ten-month periods ended October 31, 2004 and 2003, respectively, were generated from sales of broadband and Wi-Fi services. Fiberlink Communications Corporation accounted for 11% and 16%, respectively, of our consolidated revenues during the ten months ended October 31, 2004 and 2003, respectively. Fiberlink is both a customer and in certain markets a competitor of GoRemote, principally with respect to our dialup remote access offering. Our experience in the first ten months of 2004 showed us that the decline in dialup revenues from service providers has occurred at a more rapid pace than previously projected.

Total revenues increased $6.5 million in 2003, representing an increase of 19%. Of this increase, approximately $4.6 million represents increased usage of our remote Internet access services by our existing customers and approximately $1.9 million represents revenues from new customers. 2003 revenues include one month of revenue from the acquisition of Axcelerant in December 2003. Sony

Communications Services Corporation and Fiberlink Communications Corporation accounted for 19% and 15%, respectively, of our consolidated revenues during 2003. During December 2003, Cable & Wireless USA filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code and agreed to sell its assets. Simultaneously, it ceased doing business in the United States. Cable & Wireless USA accounted for 4% of our 2003 consolidated revenues. To date, all amounts owed by Cable & Wireless to the Company for services rendered subsequent to its Chapter 11 filing and prior to its cessation of business have been paid in accordance with the terms of the Company's agreement with this customer.

We expect 2005 revenues to exceed 2004 revenues based on both selling our services to new customers as well as selling additional services such as our managed security service offering to our existing customers, which we expect to be partially offset by competitive pricing pressures on our Internet access services.

Costs and Expenses

Costs and expenses for the two years ended December 31, 2003 and the ten-month periods ended October 31, 2003 and 2004 were as follows:

	For the year ended December 31,		For the ten months ended October 31,	
	2002	**2003**	**2003**	**2004**
	(Dollars in Millions)			
Cost of revenues	$15.2	$17.5	$14.4	$18.0
Percentage of net revenues	43.9%	42.4%	43.0%	42.8%
Network and operations	$ 4.4	$ 4.0	$ 3.1	$ 7.7
Percentage of net revenues	12.7%	9.8%	9.1%	18.2%
Research and Development	$ 2.8	$ 2.5	$ 2.0	$ 3.4
Percentage of net revenues	8.1%	6.1%	6.0%	8.2%
Sales and Marketing	$12.0	$14.2	$11.4	$16.4
Percentage of net revenues	34.5%	34.4%	33.9%	39.0%
General and administrative	$ 5.0	$ 4.8	$ 3.9	$ 5.3
Percentage of net revenues	14.4%	11.6%	11.6%	12.6%
Goodwill and intangible asset impairment	$ —	$ —	$ —	$27.9
Percentage of net revenues	—%	—%	—%	66.4%
Amortization of intangibles	$ —	$ 0.1	$ —	$ 1.3
Percentage of net revenues	—%	0.3%	—%	3.1%
Amortization of stock-based compensation	$ 0.2	$ 0.1	$ 0.1	$ 0.3
Percentage of net revenues	0.5%	0.2%	0.2%	0.6%
Restructuring charge (recovery)	$ 0.4	$(0.1)	$(0.1)	$ 2.5
Percentage of net revenues	1.1%	(0.2)%	(0.2)%	5.9%

Cost of Revenues. Cost of revenues consists of amounts we pay to access the Internet in order to provide remote Internet access services for our customers and to offer other mobile broadband services and includes amortization of the deferred installation costs we incurred to provide broadband connectivity to our customers.

Cost of revenues increased $3.6 million in the ten-month period ended October 31, 2004 compared to the same period in 2003, which represented an increase of 25%. Approximately $5.4 million was from our broadband products and services due to the inclusion of ten months of 2004 activities from the Irvine facility, including amortization of deferred installation costs. Cost of revenues for our remote Internet access products and services fell by $1.8 million over the ten-month period. We expect that for 2005 the cost of revenues will increase in absolute dollars as remote Internet access revenues and broadband revenues increase, but be similar to 2004 as a percentage of revenues.

Cost of revenues increased $2.3 million in 2003 compared to 2002, which represented an increase of 15%. The increase was primarily due to the corresponding increases in the volume of remote Internet access and the expansion of our customer base as well as the cost of providing additional services and products.

Network and Operations. Network and operations expenses consist of salaries and benefits, depreciation on network equipment, allocated facility and management information systems expenses, administrative expenses, costs of co-location of network equipment and leased telecommunication lines and other related costs.

Network and operations expenses increased approximately $4.6 million in the ten-month period ended October 31, 2004 compared to the same period in 2003, which represented an increase of 150%. Approximately 83% of the increase (or $3.8 million) was due to the inclusion of ten months of 2004 activities from the Irvine facility. Increases in professional fees related to post-acquisition integration activities and network systems improvements contributed an additional $57,000 in Q1 and $41,000 in Q2. Overhead expenses allocation increased by $120,000 net of increases relating to the Irvine facility, due to staffing reductions and a trend of moving R&D and network and operations personnel offshore. These increases were offset by a $74,000 reduction in depreciation expense related to property and equipment adjustments associated with a prior period and which did not reoccur in 2004. We expect the network and operations expenses to increase in absolute dollars in 2005, but to decrease as a percentage or revenues as we continue to provide customer support to accommodate our shift to supporting enterprise customers, while realizing operating efficiencies from shifting some of the support to more cost-effective sources abroad.

Network and operations expenses decreased approximately $400,000 in 2003 compared to 2002, representing a decrease of 9%. The decrease was primarily due to a reduction of approximately $467,000 in depreciation expense related to older assets still in use beyond their estimated lives for accounting purposes—including a reduction of depreciation expense of approximately $74,000 due to property and equipment adjustments that related to prior periods—and reductions in telephone and connectivity expenses of $135,000, which were offset by an increase in outside consulting fees of $95,000, an increase in co-location expenses of $87,000 as we expanded our network and an increase of approximately $68,000 in compensation-related expenses.

Research and Development. Research and development expenses consist of salaries and benefits, allocated facility and management information systems, depreciation costs, outside consultants, facilities costs, administration and other related costs.

Research and development expenses increased approximately $1.4 million in the ten-month period ended October 31, 2004 compared to the same period in 2003, which represented an increase of 70%. Approximately 62% of the increase (or $871,000) was due to the inclusion of ten months of 2004 activities from the Irvine facility. Another $548,000 in additional expenses over the same period last year can be contributed to our development center in India as we continue to transfer the research and development processes. G&A expenses allocation reduction of $100,000, net of increases relating to Irvine, was also attributed to the shifting of research and development headcount to India. We expect research and development expenses to decrease in absolute dollars and as a percentage of revenues in 2005 due to this shift to more the cost-effective research and development center in India.

Research and development expenses decreased approximately $289,000 in 2003 compared to 2002, representing a decrease of 10%. This decrease is primarily due to a reduction in depreciation expense related to older assets still in use beyond their estimated lives for accounting purposes—including a reduction of depreciation expense of approximately $87,000 due to property and equipment adjustments that related to prior periods, a reduction of approximately $114,000 in outside professional services expenses and $83,000 in allocated expenses, offset by an increase of approximately $54,000 related to increased compensation and recruiting related costs due to adding staff in the United States and India.

Sales and Marketing. Sales and marketing expenses consist of salaries and benefits, allocated facility and management information systems costs, travel and entertainment costs, costs for marketing and promotional programs, outside consultants, commissions earned by sales and marketing personnel, and costs associated with domestic and international sales offices and other related costs.

Sales and marketing expenses increased $5.0 million in the ten-month period ended October 31, 2004 compared to the same period in 2003, which represented an increase of 44%. Approximately 34% of the increase, or $1.7 million, was due to the inclusion of ten months of 2004 activities from the Irvine facility. In September 2003, with the hiring of a VP of Marketing, the company implemented a significant marketing program that resulted in an increase of approximately $1.5 million in advertising and promotional programs as compared to the first 10 months of 2003. Also contributing to the increase in 2004 was a $600,000 increase in compensation and benefits associated with an expanded sales force targeting the enterprise market. Professional fees related to foreign location audit and tax fees and other sales support consulting increased $166,000 over the same period last year. Overhead expenses allocation in 2004 increased by $357,000 over the same period in 2003 net of increases relating to Irvine. We expect the overall amount of sales and marketing expenses to decrease slightly in absolute dollars and as a percentage of revenues in 2005 as we shift our sales strategy from predominantly an indirect sales channel to both indirect and direct sales efforts and realize some of the residual benefits from the extensive marketing program spending from the prior year.

Sales and marketing expenses increased $2.2 million in 2003 compared to 2002, representing an increase of 18%. The increase reflects an increase of approximately $1.3 million in compensation-related expenses pertaining to our increased sales force and marketing staff, an increase of approximately $443,000 in marketing and promotional programs, an increase of approximately $239,000 in outside consulting services as we expanded our marketing activities, and an increase of approximately $144,000 in facilities costs as we expanded our direct sales organization, offset by a reduction of approximately $205,000 in depreciation expense related to older assets still in use beyond their estimated lives for accounting purposes—including a reduction of depreciation expense of approximately $79,000 due to property and equipment adjustments that related to prior periods.

General and Administrative. General and administrative expenses consist of general corporate and facility costs and Sarbanes-Oxley compliance costs, as well as salary, benefits and related costs for executive, finance, legal, administrative, human resources, investor relations and management information systems functions and provisions for uncollectible receivables.

General and administrative expenses increased approximately $1.4 million in the ten-month period ended October 31, 2004 compared to the same period in 2003, which represented an increase of 36%. Approximately 48% of the increase, or $676,000, was due to the inclusion of ten months of 2004 activities from the Irvine facility. Increased spending in professional fees primarily related to services provided by our independent auditors and consultants for audit, tax and Sarbanes-Oxley compliance accounted for $1.1 million of the increase as compared to the same period last year. Other increases include $114,000 in travel and entertainment expenses related to the integration of Axcelerant and increased sales activity. Offsetting these increases are a $126,000 reduction in insurance costs primarily related to the Directors and Officers insurance and a $229,000 favorable adjustment. This adjustment included approximately $235,000 in reductions of the bad debt reserve in Irvine after settlement of the outstanding receivable balance from BMS following the acquisition of Axcelerant. During 2005, we expect the amount of general and administrative expenses to increase in absolute dollars while we complete the back office automation and integration of Axcelerant and update certain other back office processes and procedures to comply with the Sarbanes-Oxley Act of 2002 and related implementing regulations.

General and administrative expenses decreased approximately $200,000 in 2003 compared to 2002, representing a decrease of 4%. The decrease reflects a decrease of approximately $485,000 in depreciation expense primarily associated with older assets that are still in use, but have reached the end of their estimated lives for accounting purposes—including a reduction of depreciation expense of approximately $62,000 due to property and equipment adjustments that related to prior periods—and approximately $361,000 in lower facility lease costs due to continued efforts to streamline our operations in 2003, offset by an increase of approximately $408,000 for one-time costs related to payments made in connection with the resignation of our former Chief Executive Officer during the first quarter of 2003, an increase of approximately $150,000 for software and equipment maintenance costs which we expect to be recurring.

Amortization of Intangibles. Amortization of intangibles includes twelve months of amortization of the intangible assets acquired in connection with the acquisition of Axcelerant. A management analysis determined that a portion of the goodwill accumulated from the Axcelerant acquisition was impaired. $25.6 million in goodwill impairment was recorded in September 30, 2004 related to the Axcelerant acquisition completed December 2003. A $2.4 million impairment related to the customer relationship intangible was also recorded in September 30, 2004.

Amortization of Stock-Based Compensation. Some stock options previously granted through December 14, 1999 were considered compensatory because the deemed fair value for accounting purposes was higher than the stock option exercise price as determined by the board of directors on the date of grant. Additionally, in connection with of the acquisition of Axcelerant, we recorded $674,000 of additional deferred stock-based compensation, which will be amortized over the vesting period of the underlying stock options assumed during the acquisition. As a result, we recorded amortization of deferred compensation expense of $168,000 in 2002, $95,000 in 2003 and $270,000 in the ten-month period ended October 31, 2004. In 2004, we recorded amortization of the deferred stock compensation related to options granted to Axcelerant employees at below market value. Amortization of $1.3 million was recorded in 2004 associated with the purchased intangibles acquired in connection with the acquisition of Axcelerant and the purchase of the GoRemote URL. We expect to record amortization of deferred compensation expense of approximately $137,000 in 2005, related to options assumed by us in connection with our acquisition of Axcelerant.

Amortization of stock-based compensation for two years ended December 31, 2002 and 2003 and the ten-month period ended October 31, 2004 were as follows:

	2002	2003	2004
	(In Thousands)		
Network and operations	$ 6	$12	$ 81
Research and development	9	10	49
Sales and marketing	3	13	115
General and Administrative	150	60	25
	$168	$95	$270

As of October 31, 2004, we had an aggregate of $201,000 of deferred compensation remaining to be amortized. Deferred compensation is amortized on a straight- line basis over the vesting period of the options. We expect amortization of this stock-based compensation to end in 2007.

Restructuring Charge. In August 2004, we announced our plans for a three-point strategic roadmap for returning to profitability. These points included focusing our investments on large and midsize enterprise customer growth opportunities, sharpening our go-to-market strategy on value-added managed services and reducing annual operating expenses by creating greater efficiencies in our global organization. The primary driver to the operational efficiencies will be the elimination of redundancies from the December 2003 merger of GRIC and Axcelerant. The primary goal of reducing expense levels was to help us preserve cash while managing our cost structure as we focus on selling our leading services and capturing a greater share of enterprise market opportunities. The $2.5 million in restructuring expenses can be broken down as follows: $1.5 million in salary and associated expenses related to costs of severance and benefits from the reduction in force of 70 employees, $650,000 related to the consolidation or ceased use of facilities and $273,000 of abandonment of the Pivot path software project and related deferred maintenance.

In June 2002, we undertook plans to restructure operations in order to streamline operations and reduce operating expenses and January 2001 we decided to cease providing Internet telephony settlement services, based on an analysis of the operating expenses required to support these services and the low gross margins associated with them, and on our expectation that continued Internet telephony operations would require additional cash infusions to the business.

During 2003, the restructuring accrual was reduced by cash payments of $165,000. We recorded a net restructuring benefit of $79,000 during 2003 which reflects the reversal of restructuring related employee severance costs of $164,000, offset by an $85,000 non-cash asset impairment charge recorded and discharged in 2003 for certain leasehold improvements that were abandoned as part of restructuring activities in previous periods. As of December 31, 2003, there were no remaining accruals from our June 2002 strategic restructuring or January 2001 restructuring.

Our June 2002 restructuring consisted of $964,000 related to involuntary employee severance costs, $169,000 related to the termination of lease and other obligations and $43,000 related to the retirement of fixed assets due to a facility closure. During 2002, the restructuring accrual was reduced by cash payments of $545,000. We recorded a reversal to our restructuring accrual in the amount of $259,000 during 2002 as a result of final settlements that were less than the amount of previously reserved obligations.

Our January 2001 restructuring consisted of $708,000 related to involuntary employee severance costs, $1.5 million related to the termination of lease and facility obligations and $5.6 million related to the retirement of fixed assets pertaining to the portion of the business that was discontinued. As of December 31, 2001, the remaining accruals from our January 2001 restructuring amounted to $433,000. During 2002, the accrual was offset by cash payments of $211,000 and we recorded reversals to our restructuring accrual in the amount of $213,000. During the year ended December 31, 2002, we sold Internet telephony assets that were previously written-off during the restructuring in January 2001 for a gain of approximately $335,000. These accruals were reversed as a result of final settlements that were less than the amount of previously reserved obligations.

Interest Income (Expense) and Other and Taxes

Interest income and other, net, interest expense and taxes for the two years ended December 31, 2002 and 2003 and the ten month period ended October 31, 2004 were as follows:

	2002	2003	2004
	(In Millions)		
Interest income and other, net	$ 0.3	$0.1	$0.1
Interest expense	$(0.1)	$ —	$ —
Provision for income taxes	$ —	$0.1	$0.1

Interest Income and Other, Net

Interest income and other, net, primarily represents interest income on cash balances and on short-term investments.

Interest income and other, net, decreased $19,000 in the ten months ended October 31, 2004. This decrease reflects higher value-added tax of approximately $100,000 during 2003 offset by $99,000 in higher gain on the sale of assets during 2003, and a $27,000 increase in translation adjustment loss during 2004.

Interest income and other, net, decreased $211,000 in 2003, representing a decrease of 71%. This decrease primarily reflects higher sales, use and value-added tax for approximately $303,000 and a decrease of approximately $71,000 due to lower interest rate yields partially offset by a gain on the sale of assets of $102,000 and reduced loss on foreign currency re-measurement of approximately $58,000.

Interest Expense

Interest expense consists of interest expense associated with capital leases and amortization of the fair value of warrants issued in connection with our financing activities.

Interest expense decreased $60,000 in 2003, as all outstanding capital lease obligations were paid off during 2002. In 2003 there was no expense related to the fair value of warrants at issuance since the fair value of the warrants issued was fully amortized in 2002.

Income Taxes

The provision for income taxes consists of foreign taxes. SFAS Statement No. 109 provides for the recognition of deferred tax assets if realization of these assets is more likely than not. Based upon the weight of available evidence, which includes our historical operating performance and reported cumulative net losses in all prior years, we have provided a full valuation allowance against our net deferred tax assets. We intend to evaluate the ability to realize the deferred tax assets on a quarterly basis.

Our provision for income taxes increased approximately $28,000 during the ten months ended October 31, 2004. As of October 31, 2004, we had net operating loss carryforwards for federal tax purposes of approximately $131.7 million, which expire in years 2009 through 2023. We also have net operating loss carryforwards for state tax purposes of approximately $46.1 million, which expire in years 2004 through 2013. We have federal research and development tax credits of approximately $538,000, which expire in years 2009 through 2023 and state research and development tax credits of approximately $499,000, which carry forward indefinitely. See "Note 10 to the Consolidated Financial Statements."

Our provision for income taxes increased approximately $12,000 in 2003. As of December 31, 2003, we had net operating loss carryforwards for federal tax purposes of approximately $121.9 million, which expire in years 2009 through 2023. We also have net operating loss carryforwards for state tax purposes of approximately $42.9 million, which expire in years 2004 through 2013. We have federal research and development tax credits of approximately $1.1 million, which expire in years 2009 through 2023 and state research and development tax credits of approximately $1.0 million, which carry forward indefinitely.

Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an ownership change could occur as a result of future financing activities as well as secondary trading in our securities. The annual limitation might result in the expiration of the net operating loss and tax credit carryforwards before utilization.

Liquidity and Capital Resources

	2002	2003	2004
		(in thousands)	
Cash and cash equivalents	$ 7,314	$ 5,299	$ 2,407
Net cash used in operating activities	(4,627)	(674)	(7,236)
Net cash (used in) provided by investing activities	(9,204)	(3,327)	3,145
Net cash provided by financing activities	14,424	1,986	1,199

Cash and Cash Equivalents. Our principal source of liquidity is our cash, cash equivalents and short-term investments. As of October 31, 2004, in addition to our cash and cash equivalents balance of $2.4 million, we had a short-term investment balance of approximately $15.6 million.

Operating Activities

Net cash used in operating activities in the ten months ended October 31, 2004 of $7.2 million was primarily a result of our net operating losses of $40.7 million, reduced by non-cash charges for impairment of goodwill and purchased intangibles of $27.9 million, depreciation and amortization of $1.2 million and a restructuring charge of $850,000. We expect the number of days it takes for us to collect our accounts receivable to lengthen from the periods experienced historically, primarily due to the longer payment cycles generally associated with enterprise customers and the increasing percentage of our revenue base represented by such customers.

Net cash used in operating activities in 2003 of $674,000 was primarily a result of our net operating losses of $1.9 million and higher accounts receivable balances of $1.2 million from increased revenues offset by increased accounts payable balances due to increased purchasing activity as our business grows and by adjustments from non-cash depreciation and amortization charges of $1.1 million. We expect the number of days it takes for us to collect our accounts receivable to lengthen from the periods experienced historically, primarily due to the longer payment cycles generally associated with enterprise customers and the increasing percentage of our revenue base represented by such customers.

Investing Activities

Net cash provided by investing activities during the ten months ended October 31, 2004 of approximately $3.1 million was primarily the result of liquidation of certain short-term instruments offset by capital expenditures of approximately $1.1 million.

Net cash used in investing activities in 2003 of $3.3 million was primarily the result of investing in short-term instruments using the funds received in April 2002 from our Series A Preferred Stock funding offset by net cash of approximately $1.4 million provided from our acquisition of Axcelerant.

Financing Activities

Net cash provided by financing activities during the ten months ended October 31, 2004 of approximately $1.2 million was primarily the result of proceeds of sales of common stock to our employees and option holders.

Net cash provided by financing activities in 2003 of $2.0 million was primarily the result of proceeds of sales of common stock to our employees, optionholders and warrantholders. At October 31, 2004, all outstanding shares of Series A Preferred Stock had been converted into common stock.

Commitments. We have entered into certain operating leases and purchase commitments. The future minimum operating lease and purchase commitments were as follows at October 31, 2004, based on fiscal years ending October 31, (in thousands):

	Operating Leases	Purchase Commitments	Total
2004	$1,226	$1,237	$2,463
2005	738	961	1,699
2006	558	—	558
2007	181	—	181
2008 and thereafter	—	—	—
	$2,703	$2,198	$4,901

We lease all of our facilities under operating leases that expire at various dates through 2008. We have entered into certain purchase commitments from suppliers who provide network access, software and related services that are utilized by us in order to deliver our products and services solution.

During 2005, we expect to increase capital equipment expenditures in absolute dollars while we enhance the back office automation of the former Axcelerant business and update certain other back office processes and procedures required for us to efficiently run our business.

Indemnifications. From time to time we enter into types of contracts that contingently require us to indemnify parties against third party claims. These contracts primarily relate to: (i) divestiture agreements, under which we may provide customary indemnifications to purchasers of our assets; (ii) real estate leases, under which we may be required to indemnify property owners for environmental and other liabilities, and other claims arising from our use of the applicable premises; (iii) agreements with our officers, directors and employees, under which we may be required to indemnify such persons for liabilities arising out of their employment relationship; and (iv) agreements with customers and resellers, under which we may provide customary indemnifications against claims that our products and services infringe certain copyrights, patents or trademarks, or incorporate misappropriated trade secrets.

The terms of such obligations vary. Generally, a maximum obligation is not explicitly stated, except for indemnifications involving infringement of third party intellectual property rights. Because the obligated amounts of these types of agreements often are not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, we have not been obligated to make any payments for these obligations, and no liabilities have been recorded for these obligations on our balance sheet as October 31, 2004.

Stock Repurchase Program. In September 2001, the Board of Directors approved a program to expend up to $2.0 million to repurchase shares of our common stock in open market transactions. We purchased 110,000 shares for approximately $99,000 during 2001. We repurchased no additional shares in 2002, 2003 or 2004. We have no plans to repurchase any shares in the near future.

Summary of Liquidity. We believe that our available cash, cash equivalents and short-term investments of $18.0 million at October 31, 2004 and cash expected to be generated by operations during the next twelve months, will fund planned operations for at least the next twelve months.

On April 19, 2002, we sold 9,036,140 shares of our Series A Convertible Preferred Stock, for $15.0 million, to investors affiliated with H&Q Asia Pacific and Vertex Management. The net proceeds of the offering, after deducting expenses, were $14.2 million. At the closing of the transaction, we also issued to these investors warrants to purchase 903,614 shares of Series A Preferred Stock at a purchase price of $1.66 per share, and warrants to purchase 1,355,420 shares of Series A Preferred Stock at a purchase price of $2.49 per share. The warrants are exercisable at any time within five years after the closing. Each share of Series A Preferred Stock is initially convertible into our common stock at any time at the option of the holders on a 1-for-1 basis. Furthermore, the Series A Preferred Stock will convert automatically into common stock upon the earlier of the fifth anniversary of the date of issuance or the 90th consecutive trading day that the closing price of our common stock is at least $8.30 per share. As of October 31, 2004, warrants had been exercised on a net basis as to 527,107 shares of Series A Preferred Stock and simultaneously converted into 369,210 shares of our common stock. In addition, warrants had been exercised on a cash basis as to 225,903 shares of Series A Preferred Stock and simultaneously converted into an equal number of shares of common stock, resulting in aggregate proceeds to us of approximately $487,000. In addition, as of October 31, 2004, a total of 9,631,253 shares of Series A preferred stock had been converted into an equal number of shares of our common stock.

We plan to invest in expanding our mobile office communications services, on a global basis, by continuing to build strategic partnering relationships. This will require us to maintain market acceptance, and to grow our mobile office communications services offerings in order for us to continue our research and development activities and fund planned operating expenses. There can be no assurance that our mobile office communications services offerings will maintain market acceptance, growth and operating margins.

If we are unable to attain our revenue and margin goals, significant reductions in spending and the delay or cancellation of planned activities or more substantial restructuring may be necessary to enable us to meet our cash requirements through the next 12 months. These actions could have a material adverse effect on our business, results of operations and prospects. Furthermore, we may need to raise additional funds in future periods through public or private financing, or other arrangements, to fund operations and potential acquisitions, if any. If additional financing is needed, it might not be available on reasonable terms or at all. Failure to raise capital when needed could seriously harm our business and results of operations. If additional funds were raised through the issuance of equity securities, the percentage of ownership of our stockholders would be reduced. Furthermore, these equity securities might have rights, preferences or privileges senior to our common stock.

Recent Accounting Pronouncements

In March 2003, the EITF reached a consensus on Issue No. 00-21, "*Revenue Arrangements with Multiple Elements*," which addresses certain aspects of accounting for arrangements that include multiple products or services. Specifically, this issue addresses: (1) how to determine whether an arrangement that contains multiple products or services contains more than one unit of accounting, and (2) how the arrangement consideration should be measured and allocated. Accordingly, the adoption of EITF No. 00-21 may impact the timing of revenue recognition as well as allocation between products and services. EITF No. 00-21 is applicable for transactions entered into in fiscal periods beginning after June 15, 2003. We adopted the guidance provided by EITF No. 00-21 and it did not have a material impact on our consolidated financial position or results of operations.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 ("SAB 104"), "*Revenue Recognition.*" SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on our results of operations or financial condition for the period ending October 31, 2004.

In December 2004, the FASB issued a revision of FASB Statement No. 123 ("SFAS 123 Revised"), *Accounting for Stock-Based Compensation.* SFAS 123 Revised establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123 Revised is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. We have not completed our evaluation of the impact of adoption of SFAS 123 Revised on our consolidated financial position or results of operations. We expect to complete our evaluation during the second quarter of fiscal year 2005.

Factors That May Affect Future Results

In addition to the information in this Annual Report on Form 10-K, the following should be considered in evaluating GoRemote and our business.

If we fail in our strategy of focusing our sales efforts on larger companies, our revenue and profitability goals will likely not be achieved.

Historically, a significant portion of our revenues was derived from smaller companies and service providers in the Internet marketplace, but in recent periods we have attempted to focus our sales and marketing efforts on larger corporate and enterprise-level customers. This strategy places new demands on our business, such as the longer sales cycles and higher levels of service and support that larger accounts generally require. Some of our competitors with greater financial resources than ours have focused their sales efforts on selling to large enterprises for a longer period of time with more success than we have experienced, which adds to the risk of our strategy. In November 2004, we appointed a new Senior Vice President of Worldwide Sales, and a new Vice President of North American New Business Sales, but they may not succeed in executing this strategy. If we fail to execute this strategy, or if we have underestimated the costs of this strategy, we will likely miss our revenue and profitability goals.

The markets that we serve are highly competitive and there is no assurance that we will be able to achieve or maintain profitability.

We are aware of many companies in related markets that address particular aspects of the features and functions that our products provide. Currently, we compete directly with iPass and Fiberlink Communications Corporation in the market for Internet roaming and related settlement services, and each of iPass and Fiberlink has a network that competes with the GoRemote Global Network. In addition, iPass has greater cash resources than we do and each of iPass and Fiberlink has a larger sales force than our own dedicated to enterprise sales. Large communications service providers such as AT&T, Equant and MCI also have the ability and resources to compete with us in the Internet-based mobile office communications services market. In the mobile broadband services market, our primary competitors include Megapath and Netifice. Many of our competitors have longer operating histories, greater name recognition or larger customer bases, which they may leverage in order to obtain more favorable volume discounts from suppliers. In addition, these competitors may be able to undertake more extensive marketing efforts, adopt more aggressive pricing policies and provide more favorable payment terms to customers than we can, which could limit our opportunities to obtain new customers or cause us to lose our existing customers.

If we are unable to increase revenues associated with broadband services, our ability to grow our business will be impaired.

Until our acquisition of Axcelerant in December 2003, we generated our remote Internet access services revenues almost exclusively from the sale of services based on dialup access—a narrowband technology. In some countries, including the United States, the use of narrowband as a primary means of remote access is expected to decline over time as broadband access technologies, such as cable modem, DSL and Wi-Fi, become more widely adopted and used. Our experience in the first nine months of 2004 showed us that the decline in dialup revenues from service providers may occur at a more rapid pace than previously projected. Although we have recently begun to generate revenues from managed broadband access following our acquisition of Axcelerant, the future growth of our business may depend in large part upon our ability to expand the broadband elements of our virtual network and generate broadband revenues at a substantially higher level and growth rate. We may not succeed in this expansion and we may not generate substantial new revenues, which could harm our results and cause our stock price to decline.

Our business strategy has shifted over time and remains unproven, so the success of our strategy cannot be assured.

Our business strategy has changed over time. For example, we ceased to be an Internet service provider in 1997 and abandoned our Internet telephony services business in 2001. We have pursued our current business—managed remote access solutions—for a relatively brief period, and in markets that are rapidly changing. We have only been offering managed broadband services to enterprises with branch offices and large teleworker populations since December 2003, following our acquisition of Axcelerant. There can be no assurance that we will succeed in our efforts to make our current business profitable.

We recently appointed a new chief executive officer and replaced a number of executives and other key personnel, which may lead to additional personnel and organizational changes that could impact our ability to achieve our strategic goals.

On August 2, 2004, we announced the appointment of Tom Thimot to serve as our President and Chief Executive Officer. During the third quarter of 2004, we replaced our senior marketing and operations executives and a number of other senior managers as part of a realignment of our global operations. On November 1, 2004, we appointed two new senior sales leaders, including our Senior Vice President of Worldwide Sales. It is possible that the new management team will introduce additional changes or cause workforce instability as it evaluates how best to achieve our strategic goal of returning to profitability and building sustainable revenue growth.

We may not be successful in our efforts to transition to a reduced cost structure, and the actions that we take in order to accomplish this transition could have long-term adverse effects on our business.

We have taken, and continue to take, various actions to transition our company to a reduced cost structure. In response to declining revenues in our legacy dial access and service provider business, we have scaled back our operations, reduced our expenses, and initiated facility closures and consolidations.

There are several risks inherent in our efforts to transition to a reduced cost structure. These include the risk that we will not be able to hold expenditures at a level necessary to achieve profitability, and that we may have to undertake further cost-reduction initiatives that would entail additional charges. If we are not able to hold down expenses or if we are not able to reduce our non-people-related costs in accordance with our plans, we may have to further reduce our workforce. There is also the risk that the cost-cutting actions we have taken and still plan to take will impair our ability to effectively develop and market products, to remain competitive in the industries in which we compete and to operate effectively. Each of the above measures could have long-term effects on our business by reducing our pool of technical talent, decreasing or slowing improvements in our products, making it more difficult for us to respond to customers, limiting our ability to deploy our solutions to our customers quickly if and when the demand for our solutions increases and limiting our ability to hire and retain key personnel. These circumstances could cause our income to be lower than it otherwise might be, which would adversely affect our stock price.

Since we have no assurance that customers will continue to use our services or that our customer base will expand, we will have little ability to predict revenue growth or operating results.

Our customers are generally free to use competing products and services and prices for dialup remote access and Wi-Fi access are declining, so we could face significant customer losses, at unpredictable times. Fiberlink Communications Corporation accounted for 11% of our revenues in the ten month period ended October 31, 2004. This concentration of revenue from one customer, which principally purchases our dialup remote access service, makes our business more risky. Losing this customer could result in a significant revenue shortfall for us. In addition, large customers have significant negotiating power during contract discussions or in the event of a customer dispute, which may make it more likely that the terms of the customer arrangement or settlement may be more favorable to the customer. We are in direct competition with Fiberlink, which makes it more likely that revenues from Fiberlink will decline in the future. These factors make it difficult to anticipate the level of our future revenues from existing customers. In addition, our success depends on our ability to expand and diversify the composition of our customer base. If we are unable to expand our customer base and increase our average revenues per customer, our business success will be less likely.

We may not succeed in cost-effectively automating, integrating and updating critical back office systems and processes, which could limit our ability to achieve and maintain profitability.

Historically, we have invested in the automation of back office systems and processes in order to enable us to cost effectively grow our traditional mobile office communications business. The back office systems and processes of Axcelerant, whose business we acquired in December 2003, are largely manual. In order to efficiently provision, support and service our customers, we will be required to cost-effectively update, automate and, where appropriate, integrate these systems and processes. We will need to ensure that the combined company's financial reporting, financial controls and documentation processes meet all applicable financial controls certification standards, such as Section 404 of the Sarbanes-Oxley Act. We may underestimate the investments required to accomplish this automation, integration, updating and certification. We may not succeed in this effort, which could impair our ability to scale our operations, limit our growth and lessen the likelihood that we would achieve profitability.

The market price of our common stock has traditionally been highly volatile, and if we do not meet the expectations of analysts, the market price of our common stock could decline further.

In the past, the price of our common stock has experienced large swings up and down. This volatility might occur again in the future. Volatility can arise particularly in response to quarter-to-quarter variations in the actual or anticipated financial results of us or our customers or competitors, and announcements that our competitors or we make regarding new product and service introductions. The market price of our common stock can also fluctuate in response to price and volume fluctuations in the stock market, particularly those that affect the market prices of technology stocks.

We have incurred significant losses to date and expect to continue to incur losses for some period of time. If we fail to generate sufficient revenue to achieve and sustain positive cash flow or profits, our stock price will decline.

We have incurred significant losses to date and we expect to continue to incur losses for some period of time. We incurred operating losses before income taxes of approximately $40.8 million for the ten months ending October 31, 2004, $1.8 million for the year ending December 31, 2003, and

$5.0 million for the year ending December 31, 2002. As of October 31, 2004, we had an accumulated deficit of $171.1 million and incurred a loss of $1.00 per share of common stock outstanding for the ten months then ended.

We have experienced negative cash flows in each year since our inception in 1994, and we expect to continue to do so for some time in the future. In addition, we may also incur significant new costs related to possible acquisitions, the development of new products and services, the integration of new technologies or the update of old technologies. Moreover, we might not be able to achieve operating profitability on a quarterly or annual basis. To achieve profits, we will need to maintain our relationships with existing customers, generate additional revenue growth from our existing customers and obtain new customers, while continuing to control our expenses. We expect to continue to invest in network and operations, research and development and sales and marketing, and we expect to face pressure to adopt new pricing arrangements, including volume discounts, that may lower our gross margins. As a result, our ability to achieve and sustain profitability will depend on our ability to sustain and achieve substantially higher revenue while maintaining reasonable cost and expense levels. If we fail to achieve profitability, our stock price could decline.

We may require additional capital for our operations, which could have a negative effect on your investment.

If our cash proves to be insufficient to fund our operations, we may need to raise additional funds at some point in the future. In the one month period ended October 31, 2004 we utilized $430,000 of cash, leaving us with a cash, cash equivalent and short term investment balance of $18.0 million. If we raise additional funds by selling equity or convertible debt securities, our stockholders may experience additional dilution and these new securities may have powers, preferences and rights that are senior to those of the rights of our common stock. We cannot predict whether additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to fund our business operations, promote our brand identity, take advantage of acquisition opportunities, develop or enhance services or respond to competitive pressures. Any inability to do so could have a negative effect on our business, revenues, financial condition and results of operations.

If our common stock price falls below and remains under $1.00, or if we otherwise fail to comply with Nasdaq rules, our common stock could be delisted from The NASDAQ National Market, which could severely limit the trading market for our common stock.

If we fail to meet the criteria for continued listing on The NASDAQ National Market, our common stock may be delisted, which could make it more difficult for you to sell your shares. For example, if the market price for our common stock falls and remains below $1.00 per share for thirty trading days, we would be subject to delisting. On December 31, 2004, the closing price of our common stock was $2.08 per share.

The telecommunications industry continues to experience instability, which may cause consolidation among network service providers and impair our ability to provide reliable, redundant service coverage and negotiate favorable network access terms.

The telecommunications industry continues to experience dramatic technological change and increased competition that have led to significant declines in network access pricing. In addition, the revenues of network service providers have declined as a result of the general economic slowdown. Network service providers have experienced related operating difficulties in the last several years, leading to poor operating results and declarations of bankruptcy by a number of these providers. If these conditions continue, some of these service providers may consolidate or otherwise cease operations, which would reduce the number of network service providers from which we are able to obtain network access. To the extent this were to occur, while we would still be able to maintain operations and provide enterprise connectivity services with a small number of network service providers, we would potentially not be able to provide sufficient alternative access points in some geographic areas, which could diminish our ability to provide broad, reliable, redundant coverage. Further, our ability to negotiate favorable access rates from network service providers could be impaired, which could increase our network access expenses and harm our operating results.

If we fail to enhance our existing products or if new services, products or features we introduce do not succeed in the marketplace, we will not be able to generate new revenues and we will have increased costs without the expected returns.

Our target markets are characterized by rapid technological advances, changes in end-user requirements, and frequent new product introductions. Our future success will depend on our ability to anticipate or adapt to such changes and to offer, on a timely and cost-effective basis, products that meet changing customer demands. For example, our growth prospects will be determined, among other things, by our ability to grow our new branch office services offering, which is an offering into a highly competitive market with a large number of incumbents. We may lack sufficient resources to anticipate technological and market trends, manage long development cycles or develop, introduce and market new products and enhancements. In addition, we cannot predict whether our products and services will meet with market acceptance or be profitable.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property.

Our products and services rely upon intellectual property rights. For example, we have been issued United States Patent Number 5,898,780 dated April 27, 1999 for "Method and Apparatus for Authorizing Remote Internet Access," and have other U.S. patents pending. We cannot assure you that patents will issue from the pending applications or, if any patents are issued, that they will be sufficiently broad to protect our technology adequately. In addition, we have a number of trademarks and trademark applications and we use copyright and trade secret protection to protect our software and other original works. Because the technology and intellectual property associated with these products are evolving rapidly, current intellectual property rights may not adequately protect us. In addition, despite efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of technology is difficult, and we cannot assure you that the steps they have taken will prevent unauthorized use of the technology. Moreover, effective patent, trademark, copyright and trade secret protection may not be available in some countries in which we provide, or may anticipate providing, our products. Furthermore, our competitors may independently develop similar technologies that limit the value of our intellectual property. If competitors are able to use our technology, our competitive edge would be reduced or eliminated.

We may become involved in litigation regarding intellectual property rights that could be costly, could cause us to lose significant rights, and divert our management time and attention.

In the future, we, or our customers, may become a party to litigation to protect our intellectual property or to respond to allegations that we infringe others' intellectual property. We may receive communications from third parties inquiring about their interest in licensing certain of the third party's intellectual property or more generally identifying intellectual property that could be the basis of a future infringement claim. If a party accuses us of infringing upon its proprietary rights, we would have to defend our company and possibly our customers against the alleged infringement. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management's time and attention. Any potential intellectual property litigation could also force us to:

- stop or delay selling, incorporating or using products that use the challenged intellectual property;
- obtain a license to sell or use the relevant technology, which license might not be available on reasonable terms or at all; and
- redesign the products and services that use that technology.

If we are forced to take any of these actions, it may have a material adverse effect on our business, financial condition and results of operations.

Terrorist acts and acts of war may seriously harm our business and revenue, costs and expenses and financial condition.

Terrorist acts or acts of war, including military actions in Iraq and other parts of the Middle East and the geo-political uncertainties in other continents are having an adverse effect on the U.S. economy and could possibly induce or accelerate the advent of a more severe economic recession. The U.S. government's political, social and economic policies and policy changes as a result of these circumstances could have consequences that we cannot predict, including causing further weaknesses in the economy. In addition, as a multi-national company with headquarters and significant operations located in the United States, we may be impacted by actions against the United States. We will be predominantly uninsured for losses and interruptions caused by terrorist acts and acts of war. Thus, the long-term impact of these events on our business is uncertain. As a result, our operating results and financial condition could be materially and adversely affected.

Our customers require a high degree of reliability in the delivery of our services, and if we cannot meet their expectations for any reason, demand for our products and services will suffer.

Our success depends on our ability to assure generally error-free clearinghouse services, uninterrupted operation of our network and software infrastructure, and a satisfactory experience for our customers' end users. In the past, we have experienced problems due to our inability to detect system malfunctions and due to errors in collecting or processing account usage and settlement data. Due to the high level of performance required for critical communications traffic, any failure to deliver a satisfactory experience to end users, whether or not caused by our own failures, and any failure to provide accurate settlement data in connection with acting as a clearinghouse, could reduce demand for our products and services.

We depend on our reseller customers to market Internet-based communications services to their end users, so if our reseller customers fail to market their services effectively, our revenues may be reduced.

Our business depends in part on the efforts and success of our Internet service provider and telecommunications service customers in marketing Internet-based communications services to their end users. Although we have recently focused more heavily on selling to large enterprise customers, the highest percentage of our revenues is derived from our traditional service provider business. It is important that we maintain a healthy service provider business while we attempt to grow a more expansive enterprise customer base. Recently, we have experienced a faster than projected decline in revenues derived from our service provider customers. We have little ability to promote our services, or to promote demand for our reseller customers' services generally. The use of the Internet as a medium for communications services remains unproven. If our reseller customers fail to market their Internet-based communications services effectively, our revenues will be reduced. Similarly, if the market for

Internet-based communications services fails to grow, or expands more slowly than anticipated, our revenues will be lower than expected. The Internet-based services we provide are relatively new and have not achieved widespread market acceptance. Network service providers and communication solutions providers may be reluctant to promote or rely upon our services until they gain greater commercial acceptance, which may never occur.

The unpredictability of our quarterly results may cause the trading price of our common stock to decline.

Our quarterly revenues and operating results have varied in the past and are likely to fluctuate unpredictably in the future for many reasons beyond our control. Any of these factors could cause our stock price to decline. The primary factors that affect revenues and operating results, in addition to the factors discussed elsewhere in this section, include the following:

- the volume of transaction-based revenues;
- the timing of deployment of services by our customers;
- competitive pricing pressure;
- the mix of services used by our customers' end users;
- difficulty collecting accounts receivable, particularly from customers based outside the U.S.;
- changes in global travel patterns due to past and potential future terrorist activities in the U.S. and the military responses to them in the Middle East, Southern Asia and elsewhere; and
- regulation, domestically and internationally.

Our operating expenses are largely determined based on our expectations about revenues. A high percentage of our expenses are fixed in the short term. As a result, lower than anticipated revenues for any reason could cause substantial operating losses.

If we fail to attract and retain qualified sales personnel, our business might be harmed.

Our success depends in large part upon our ability to identify, attract and retain qualified sales individuals. Competition for these individuals is often intense, and we may not be able to hire the type and number of sales personnel it needs. Our new Senior Vice President of Worldwide Sales has only been in this position since November 1, 2004, and has not had sufficient opportunity to fully evaluate whether his sales team has the resources and skills required to achieve our revenue growth objectives. His appointment could lead to the departure of other key sales personnel and the need to recruit additional qualified personnel in the coming months. Once qualified salespersons are hired, they require extensive training in our multiple services solution offering. This training typically covers several weeks of formal in-class and on-the-job instruction. As of December 31, 2004, we had 31 sales personnel. If we are unable to continue to retain our current sales employees and train new sales personnel as rapidly as necessary, we may not be able to increase market awareness and sales of our services, which may prevent us from generating revenue and may negatively impact our ability to maintain customer relationships.

The uncertain economic environment in general could adversely affect our revenue, gross margins and expenses.

Our revenue and gross margins depend in part on the overall demand for information technology products and services, particularly in the product and service segments in which we compete. Softening demand for our products and services caused by the ongoing economic downturn has resulted in decreased revenue growth rates, and may in the future result in decreased revenue, earnings or growth rates and problems with our ability to realize customer receivables. Global economic and market conditions continue to be challenging. As a result, companies are delaying or reducing expenditures, including those for information technology. In addition, if our customers experience financial difficulties, we could suffer losses associated with the outstanding portion of accounts receivable. The global economic downturn contributed to reported declines in our revenue growth during fiscal year 2004. Further delays or reductions in information technology spending could have a material adverse effect on demand for our products and services and consequently our results of operations, prospects and stock price.

Security concerns may deter the use of the Internet for Internet-based communications, which would reduce demand for our products and services.

The secure transmission of confidential information over public networks is a significant barrier to widespread adoption of electronic commerce and communications. The Internet is a public network and information is sent over this network from many sources. Advances in computer capabilities, new discoveries in the field of code breaking or other developments could result in compromised security on our network or the networks of others. Security and authentication concerns with respect to the transmission over the Internet of confidential information, such as corporate access passwords, and the ability of unauthorized computer users, so-called hackers, to penetrate online security systems may reduce the demand for our services. If any well-publicized compromises of confidential information were to occur, it could reduce demand for Internet-based communications and our products and services.

Government regulations and legal uncertainties regarding the Internet could harm our business.

We will be subject to local regulations or laws applicable to access to or commerce on the Internet, in addition to regulations applicable to businesses generally. However, the Federal Communications Commission has initiated several proceedings that may change the regulatory and legal framework for the provision of broadband and Internet services and current and future Federal Communications Commission rules and regulations, as well as judicial interpretations of these rules and regulations, which could negatively affect our business. In addition, international regulatory standards will govern our products and services in foreign markets and could impair its ability to develop products and services for international service providers in the future. We may not be able to obtain or maintain all of the regulatory approvals that may be required to operate its business. The inability to obtain these approvals, as well as any delays caused by its compliance and its customers' compliance with regulatory requirements or resulting from uncertainty associated with future regulatory decisions, could result in postponements or cancellations of product orders, which would significantly reduce our revenue.

Recently enacted and proposed regulatory changes may cause us to incur increased costs.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, will increase our expenses as we evaluate the implications of new rules and devote resources to respond to the new requirements. In particular, we expect to incur additional administrative expense as we implement Section 404 of the Sarbanes-Oxley Act, which requires management to report on, and our independent auditors to attest to, our internal controls. The Sarbanes-Oxley Act mandates, among other things, that companies adopt new corporate governance measures and imposes comprehensive reporting and disclosure requirements, sets stricter independence and financial expertise standards for audit committee members and imposes increased civil and criminal penalties for companies, their chief executive officers and chief financial officers and directors for securities law violations. In addition, The NASDAQ National Market, on which our common stock is listed, has also adopted comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased and will continue to increase the scope, complexity and cost of our corporate governance, reporting and disclosure practices, which could harm our results of operations and divert management's attention from business operations. We also expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance in the future, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

Further, our board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficultly attracting and retaining qualified board members and executive officers, which would adversely affect our business.

If we fail to maintain an effective system of internal controls, we may not be able to report our financial results accurately or detect fraud. As a result, we could be subject to costly litigation, and current and potential shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and to detect and prevent fraud. We are currently performing the system and process evaluation required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. This evaluation may conclude that enhancements, modifications or changes to our internal controls are necessary. Completing this evaluation, performing testing and implementing any required remedial changes will require significant expenditures in the short term and on a regular basis in the future. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. For example, during our 2003 audit, our independent auditor brought to our attention a need to improve the closing process used at our Irvine, California location by formally documenting our policy relating to recognition of revenues derived from agency arrangements versus reseller arrangements, ensuring proper recognition of broadband service installation revenues, training employees performing key finance and accounting functions and documenting certain judgmental accounting matters. Although these items were subsequently addressed, the auditor initially identified these items, collectively, as a "reportable condition," which means that they were matters that in the auditor's judgment could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. In addition, we recently determined that the internal documentation of our revenue recognition policy was not consistent with our actual practice, which we believe is consistent with accounting principles generally accepted in the United States ("GAAP"). As a result, we are assessing our other written policies and procedures for consistency and compliance with our actual practice and GAAP. Going forward, the completion of our evaluation of internal controls, implemention of any changes that are necessary, and maintenance of an effective system of internal controls will be expensive and require considerable management attention. However, if we fail to maintain an effective system of internal controls or prevent fraud, we could be subject to costly litigation, we may be unable to comply with Section 404 of Sarbanes-Oxley we may be delisted from trading, investors could lose confidence in our reported financial information and our brand and operating results could be harmed, which could have a negative effect on the trading price of our common stock.

The current regulatory environment affecting accounting principles generally accepted in the United States of America is uncertain and volatile, and significant changes in current principles could affect our financial statements going forward.

Recent actions and public comments from the Securities and Exchange Commission have focused on the integrity of financial reporting generally. In addition, the Financial Accounting Standards Board

("FASB") and other regulatory accounting agencies have recently introduced new accounting standards, such as accounting for stock options, and continue to develop new proposed standards, some of which would represent a significant change from current industry practices. While we believe that our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, we cannot predict the impact of the adoption of any such proposals on our financial statements going forward. For example, we currently are not required to record stock-based compensation charges if the employee's stock option exercise price equals or exceeds the fair value of our common stock at the date of grant. However, several companies have elected to change their accounting policies and begun to record the fair value of stock options as an expense. In December 2004, the FASB issued a revision of Statement of Financial Accounting Standards (SFAS) No. 123 ("SFAS 123 Revised"), *Accounting for Stock-Based Compensation*, which is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. We have not completed our evaluation of the impact of adoption of SFAS 123 Revised on our consolidated financial position or results of operations. We expect to complete our evaluation during the second quarter of fiscal year 2005.

Provisions in our charter documents might deter a company from acquiring us, which could inhibit your ability to receive an acquisition premium for your shares.

Provisions of our certificate of incorporation, bylaws and Delaware law make it difficult for a third party to acquire us, despite the possible benefit to our stockholders, and this may potentially lower the price of our common stock. These provisions of our certificate of incorporation and bylaws:

- authorize the board to issue preferred stock without stockholder approval;
- prohibit cumulative voting in the election of directors;
- limit the persons who may call special meetings of stockholders; and
- establish advance notice requirements for nominations for the election of the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

In addition, we have elected to remain subject to the anti-takeover provisions of Delaware law. These factors may discourage takeover attempts.

ITEM 7A. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk. We have limited exposure to financial market risks, including changes in foreign currency exchange rates and interest rates. Although we have foreign operations in Europe and Asia, to date, our exposure to foreign currency fluctuations has not been significant. We primarily invoice and settle in U.S. dollars amongst our customers and providers. We do not participate in any foreign currency hedging activities.

Interest Rate Risk. Our exposure to interest rate risk relates primarily to our investment portfolio. Interest rate risk occurs when we cannot hold a purchased investment to its maturity. The weighted-average maturity of our investment portfolio, when taking into account the reset feature of floating rate municipal bonds, is limited to 90 days. We intend to have our securities available for sale. We do not expect to recognize an adverse impact on income or cash flows, although there can be no assurance of this result. We have established policies and business practices regarding our investment portfolio to preserve principal while obtaining reasonable rates of return without significantly increasing risk. We place investments with high credit quality issuers according to our investment policy. We do not use derivative financial instruments in our investment portfolio. All investments are carried at fair market value for 2003 and are considered available for sale. Due to the short-term nature of our investments, we believe that there is no material exposure to interest fluctuation. Therefore, no accompanying table has been provided.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Annual Financial Statements

Our financial statements required by this item are submitted as a separate section of this Form 10-K—"Financial Statements." See Item 15 for a listing of the financial statements provided.

Supplementary Quarterly Data

The following table sets forth unaudited condensed consolidated statement of operations data for each quarter of 2003 and the three full quarters of 2004. This data has been derived from unaudited condensed consolidated financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the consolidated financial statements and notes thereto. Our quarterly results have in the past been and may in the future be subject to significant fluctuations. As a result, we believe that results of operations for interim periods should not be relied upon as an indication of the results to be expected in future periods.

	Quarters Ended						
	March 31, 2003	June 30, 2003	Sept 30, 2003	Dec 31, 2003	March 31, 2004	June 30, 2004	Sept 30, 2004
	(in thousands)						
Total revenues	$9,491	$9,858	$10,694	$11,164	$12,960	$12,535	$12,400
Cost of revenues	4,365	4,442	4,172	4,476	5,293	5,014	5,863
Net income (loss)	(621)	(376)	178	(1,037)	(2,877)	(3,835)	(33,558)
Net loss attributable to common stockholders	(621)	(376)	178	(1,037)	(2,877)	(3,835)	(33,558)
Basic net income (loss) attributable to common stockholders per share	(0.03)	(0.02)	0.01	(0.03)	(0.07)	(0.09)	(0.82)
Shares used to compute basic net income (loss) attributable to common stockholders per share	20,729	21,255	24,006	30,470	39,476	40,862	41,037
Diluted net income attributable to common stockholders per share	(0.03)	(0.02)	0.01	(0.03)	(0.07)	(0.09)	(0.82)
Shares used to compute diluted net income attributable to common stockholders per share	20,729	21,255	31,810	30,470	39,476	40,862	41,037

Our quarterly operating results have fluctuated significantly in the past, and will continue to fluctuate in the future, as a result of many factors, including:

- economic conditions generally and slowdowns in the specific industries in which our customers operate;
- the volume of transaction-based revenues;
- changes in global travel patterns due to terrorist activities in the U.S. and elsewhere and the military responses to them;
- the timing of deployment of services by new customers;
- competitive pricing pressure;
- our ability to establish and maintain relationships with service providers and strategic partners;
- the mix of services used by our customers' end users;

- the domestic and international regulatory environment; and
- changes in our strategy.

We have in the past experienced delays in the planned release dates of new software products or upgrades, have discovered software defects in new products after their introduction and have discontinued products after introduction. We cannot assure you that new products or upgrades will be released according to schedule or that, when released, they will not contain defects or be discontinued. Any of these situations could result in adverse publicity, loss of revenues, delay in market acceptance or claims by customers brought against us, any of which could have a material adverse effect on our business, results of operations and financial condition.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On September 17, 2004, we announced the resignation of Ernst & Young LLP as our independent accountant and auditor, effective upon filing of our quarterly report on Form 10-Q for the quarter ending September 30, 2004.

On October 10, 2004, our Audit Committee of the Board of Directors engaged BDO Seidman, LLP as our principal accountant to report on our financial statements for the 2004 fiscal year and to review our financial statements for the quarterly period ended September 30, 2004. As a result of this appointment, Ernst & Young LLP's resignation became effective as of October 10, 2004.

In connection with the audits of the two most recent fiscal years ended December 31, 2003, and any subsequent interim period through the date of resignation, there were no disagreements between Ernst & Young LLP and us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, that, if not resolved to Ernst & Young LLP's satisfaction, would have caused Ernst & Young LLP to refer to the subject matter of the disagreement in connection with its reports on our financial statements for such years.

No consultations occurred between us and BDO Seidman, LLP during the two most recent fiscal years or any subsequent interim period prior to BDO Seidman, LLP's appointment regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, the type of audit opinion that might be rendered on our financial statements, or other information provided that was considered by us in reaching a decision as to an accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of "disagreement" (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a "reportable event" (as defined in Item 304(a)(1)(v) of Regulation S-K).

We provided Ernst & Young LLP with a copy of the foregoing disclosures. We filed a Form 8-K/A, dated October 11, 2004, and included as an exhibit thereto a copy of Ernst & Young LLP's letter regarding these disclosures.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. The Securities and Exchange Commission defines the term "disclosure controls and procedures" to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Our chief executive officer and chief financial officer have concluded, based on the evaluation of the effectiveness of the disclosure controls and procedures by our management, with the participation of our chief executive officer and chief financial officer, as of the end of the period covered by this report, that our disclosure controls and procedures were effective for this purpose

Changes in Internal Controls. During the fourth quarter of fiscal year 2004, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During the three months ending September 30, 2004, the Company's current independent registered public accounting firm brought to the Company's attention a control deficiency consisting of inaccurate documentation and understanding of appropriate revenue recognition principles regarding multiple-deliverable arrangements under EITF 00-21, *Revenue Arrangements With Multiple Deliverables.* During October 2004, the Company revised its documentation to accurately reflect the Company's application of this EITF and trained its accounting personnel accordingly. We intend to continue to refine our internal controls on an ongoing basis. We are confident that our consolidated financial statements for the ten months ended October 31, 2004 fairly present, in all material respects, our financial condition and results of operations.

Limitations on Effectiveness of Controls and Procedures. Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include, but are not limited to, the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

None.

PART III

With the exception of the information specifically stated as being incorporated by reference from our definitive proxy statement for our 2005 annual stockholders' meeting in Part III of this annual report, our proxy statement is not deemed to be filed as part of this annual report. We intend to furnish the proxy statement not later than 120 days after the close of the fiscal year ended October 31, 2004.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information concerning our directors required by this Item is incorporated by reference to the section in the Proxy Statement entitled "Proposal No. 1—Election of Directors." The information concerning our executive officers required by this Item is incorporated by reference to Part I, entitled "Executive Officers" of this annual report. The information concerning compliance with Section 16 of the Securities Exchange Act of 1934 is incorporated by reference to the section in the Proxy Statement entitled "Section 16(a) Beneficial Ownership Reporting Compliance."

EXECUTIVE OFFICERS

The following table sets forth information with respect to each person who currently serves as an executive officer of the Company.

Name	Age	Position
Dr. Hong Chen	42	Chairman of the Board of Directors
Tom Thimot	38	Chief Executive Officer and President
Daniel W. Fairfax	49	Senior Vice President and Chief Financial Officer
John Grosshans	39	Senior Vice President, Worldwide Sales
David L. Teichmann	48	Senior Vice President, General Counsel and Secretary
Greg Carver	41	Vice President, Customer Operations
Steve d'Alencon	39	Vice President, Product Management and Marketing

Dr. Hong Chen, one of our co-founders, has served as our Chairman since July 2002. Dr. Chen served as Chief Executive Officer from our inception in 1994 until January 2003, as Chairman from 1994 to July 1999, and as President from July 1999 to March 2000. From 1993 to 1994, Dr. Chen was Senior Consultant with TRW Financial Systems, a systems integrator. Dr. Chen holds a B.S. degree in Computer Science from Xian Jiaotong University and M.S. and PhD degrees in Computer Science from State University of New York at Stony Brook.

Tom Thimot has served as our President and Chief Executive Officer since July 2004 and as a Director since April 2004. From October 2002 to July 2004, Mr. Thimot was Vice President Worldwide Sales and Support with Netegrity, Inc. an enterprise security software company. From February 2001 to June 2002, Mr. Thimot was President and Chief Operating Officer of Enigma, a privately held Israeli software company. Between November 1994 and January 2001, Mr. Thimot served in several capacities with Oracle Corporation, an enterprise software company, most recently as Area Vice President Central U.S. Sales. Mr. Thimot holds a B.S. degree in Mechanical Engineering from Marquette University.

Daniel W. Fairfax has served as our Senior Vice President and Chief Financial Officer since February 2004. Between July 2003 and January 2004, Mr. Fairfax acted as a private financial consultant. From March 2000 to June 2003 he served as Chief Financial Officer of Ironside Technologies, Inc., a privately-held developer of supplier-focused real-time integration and e-commerce application software. From November 1998 to December 1999, he served as Chief Financial Officer of ACTA Technology, a developer of data-warehousing and application integration software for enterprise resource planning-based business information and e-commerce applications. From June 1993 to November 1998, Mr. Fairfax served as Chief Financial Officer of privately held NeoVista Software, which provided scalable intelligent data mining software and related business intelligence applications for Global 2000 companies. Mr. Fairfax holds a B.A. degree in Economics from Whitman College and a M.B.A. degree from the University of Chicago, and is a Certified Public Accountant in California.

John Grosshans has served as our Senior Vice President Worldwide Sales since November 2004. From February 2003 to October 2004, he was Entrepreneur-in-Residence with Shelter Capital Partners, LLC, a private investment fund focused on investments in technology and technology-enabled companies. While with Shelter Capital Partners, Mr. Grosshans served on an acting basis as a senior executive with three private technology companies, InnerPresence Networks, Inc, Aiirmesh Communications, Inc. and RiverOne, Inc. From July 2001 to January 2003, he was with Del Mar Partners, a private investment fund, during which time.he served on an acting basis as a senior executive with two private technology companies, Westec InterActive Services, Inc. and Hitech Systems, Inc. From July 2000 to June 2001, Mr. Grosshans was Vice President, Worldwide Sales and Services with Access360, an enterprise network security software and services company. From May 1999 to June 2000, he was Executive Vice President, Worldwide Sales and Marketing, for Vuent, Inc., an enterprise collaborative commerce software and services company. From November 1993 to December 1998, he served in several capacities with Parametric Technology Corporation, an enterprise product lifecycle management software and services company, most recently as Vice President, Sales. Mr. Grosshans holds a B.S. degree in Industrial Distribution with Distinction from Clarkson University.

David L. Teichmann has served as our Senior Vice President, General Counsel and Secretary since January 2002. From July 1998 to December 2001, he served as our Vice President, General Counsel and Secretary. From 1993 to July 1998, he served in various positions at Sybase, Inc., an enterprise software company, including Vice President, International Law as well as Director of European Legal Affairs based out of Sybase's Netherlands headquarters. From 1989 to 1993, Mr. Teichmann was Assistant General Counsel handling legal matters in Asia-Pacific, Japan, Canada and Latin America for Tandem Computers Corporation, a computer company. Mr. Teichmann holds a B.A. degree in Political Science from Trinity College, an M.A.L.D. degree in Law & Diplomacy from the Fletcher School of Law & Diplomacy and a J.D. degree from the University of Hawaii School of Law.

Greg Carver has served as our Vice President, Customer Operations since September 2004 and as our Vice President Customer Support since December 2004. From August 2001 to October 2003, he was General Manager of MercedNet, Inc., a private wireless facilities-based competitive local exchange carrier. From June 2000 to May 2001 he was Executive Director Operations for BroadBand Office, a private voice and data networking company. From January 1990 to May 2000 he served in several positions with Williams Communications Group, a national network services and complex voice and data enterprise solutions company, most recently as Executive Director Operations, Strategic National Accounts. Mr. Carver holds a B.S. degree in telecommunications from Clover Park College.

Steve d'Alençon has served as our Vice President, Product Management and Marketing since October 2004. From September 2003 to October 2004, he was a principal with Bridgeway LLC, a private marketing consultancy. From September 2002 to August 2003 he was Vice President of Marketing with Resilience Corporation, a network security appliance and software solutions company. From May 2001 to October 2001, he was Chief Marketing Officer and Senior Vice President with Clarent Corporation, a voice over Internet protocol (VoIP) solutions company. From March 2000 to March 2001 he was Vice President Marketing and Business Development with Xoriant Corporation, an Internet consultancy focused on delivering professional services. From June 1999 to February 2000, Mr. d'Alençon was Senior Vice President of Marketing and Business Development with Ncommand.com, a private Internet application service provider (ASP) delivering solutions to the mortgage banking community. From January 1995 to May 1999, he held several positions at Oracle Corporation, an enterprise software company, most recently as Vice President of Marketing, Application Server Division. Mr. d'Alençon studied Electrical Engineering and Computer Science at Drexel University.

Code of Ethics

We have adopted a code of business conduct and ethics that applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, and principal accounting officer and controller. This code is posted on our website (*www.GoRemote.com*). The Company intends to disclose any changes to or waivers of its code of ethics by posting such information on its website or by filing a current report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the section in the Proxy Statement entitled "Executive Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information concerning our directors, executive officers and greater than five percent stockholders required by this Item is incorporated by reference to the section in the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management."

The information regarding disclosures relating to equity compensation plans required by this Item is incorporated by reference to the section in the Proxy Statement entitled "Securities Authorized for Issuance under Equity Compensation Plans."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated by reference to the section in the Proxy Statement entitled "Certain Relationships and Related Transactions."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference to the section in our definitive proxy statement for our 2005 annual stockholders' meeting entitled "Proposal No. 2: Ratification of Independent Auditors—Principal Accountant Fees and Services."

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements

The following are filed as part of this Annual Report on Form 10-K:

- Reports of Independent Registered Public Accounting Firms
- Consolidated Balance Sheets as of December 31, 2003 and October 31, 2004.
- Consolidated Statements of Operations for the years ended December 31, 2002 and 2003 and the ten months ended October 31, 2004.
- Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity for the years ended December 31, 2002 and 2003 and the ten months ended October 31, 2004.
- Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2003 and the ten months ended October 31, 2004.
- Notes to Consolidated Financial Statements.

2. Financial Statement Schedule

The following financial statement schedule for the years ended December 31, 2002 and 2003 and the ten months ended October 31, 2004 should be read in conjunction with the consolidated financial statements of GoRemote Internet Communications, Inc. filed as part of this Annual Report on Form 10-K:

- Schedule II—Valuation and Qualifying Accounts

Schedules other than that listed above have been omitted since they are either not required, not applicable, or because the information required is included in the consolidated financial statements or the notes thereto.

3. Exhibits

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
2.01	Agreement and Plan of Reorganization, dated August 12, 2003, by and among the Registrant, Amber Acquisition Corporation and Axcelerant, Inc.	8-K	8/13/03	2.01	
3.01	Certificate of Incorporation.	S-1	9/21/1999	3.01	
3.02	First Amended and Restated Bylaws.	S-1	9/21/1999	3.02	
3.03	First Amended and Restated Certificate of Incorporation.	S-1	9/21/1999	3.03	
3.04	Second Amended and Restated Certificate of Incorporation.	S-1	9/21/1999	3.04	
3.05	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation.	8-K	4/29/02	3.05	

Exhibit Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
3.06	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation.	S-4	9/22/03	3.06	
4.01	Form of specimen certificate for the Registrant's common stock.	S-1	9/21/1999	4.01	
4.02	Fifth Amended and Restated Registration Rights Agreement, dated November 12, 1999, among Registrant and the security holders listed in the agreement.	S-1	9/21/1999	4.02	
4.03	Investors' Rights Agreement dated April 19, 2003 among Registrant and the security holders listed in the agreement.	8-K	4/29/02	4.03	
10.01	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.	S-1	9/21/1999	10.01	
10.02*	Offer letter dated June 8, 1998 to David L. Teichmann.	S-1	9/21/1999	10.05	
10.03*	Aimnet Corporation 1995 Stock Option Plan.	S-1	9/21/1999	10.11	
10.04*	GoRemote Internet Communications, Inc. (formerly Aimquest Corporation) 1997 Stock Option Plan.	S-1	9/21/1999	10.12	
10.05*	1999 Equity Incentive Plan.	S-1	9/21/1999	10.13	
10.06*	1999 Employee Stock Purchase Plan.	S-1	9/21/1999	10.14	
10.07	Lease dated January 6, 1998 among the Registrant, John Arrillaga Survivor's Trust and Richard T. Peery Separate Property Trust.	S-1	9/21/1999	10.23	
10.08*	Offer letter dated September 21, 2000 to Bharat Davé.	10-Q	11/14/00	10.26	
10.09	Series A Preferred Stock and Warrant Purchase Agreement dated January 30, 2002.	10-K	2/28/02	10.28	
10.10	Amended and Restated Series A Preferred Stock and Warrant Purchase Agreement dated April 19, 2002.	8-K	4/29/02	10.29	
10.11	Stockholder Agreement dated April 19, 2002.	8-K	4/29/02	10.31	
10.12	Amended and Restated Lock-up Agreement dated April 19, 2002.	8-K	4/29/02	10.32	
10.13	Form of warrant to purchase Series A Preferred Stock issued in conjunction with the Amended and Restated Series A Preferred Stock and Warrant Purchase Agreement dated April 19, 2002.	8-K	4/29/02	10.33	
10.14	Amendment No. 1 dated January 29, 2003 to Lease dated January 6, 1998 among the Registrant, John Arrillaga Survivor's Trust and Richard T. Peery Separate Property Trust.	10-K	3/31/02	10.35	
10.15*	Employment Agreement between the Registrant and Daniel W. Fairfax.	10-K	3/15/04	10.38	
10.16*	Release letter to Bharat Davé dated July 31, 2004.	10-Q	8/09/04	10.01	

Exhibit Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
10.17*	Employment Agreement between the Registrant and Tom Thimot.	10-Q	8/09/04	10.02	
10.18*	Employment Agreement between the Registrant and John Grosshans.	10-Q	11/09/04	10.01	
10.19*	Summary of GoRemote Executive Incentive Guidelines Fiscal Year 2005.			10.19	X
14.01	Code of Business Conduct and Ethics.	10-K	3/15/04	14.01	
21.01	Subsidiaries of the Registrant.				X
23.01	Consent of BDO Seidman, LLP.				X
23.02	Consent of Ernst & Young LLP.				X
31.01	Rule 13a-14(a)/15d-14(a) certification of Registrant's Chief Executive Officer, dated January 14, 2005.				X
31.02	Rule 13a-14(a)/15d-14(a) certification of Registrant's Chief Financial Officer, dated January 14, 2005.				X
32.01	Section 1350 certification of Registrant's Chief Executive Officer, January 14, 2005.				X
32.02	Section 1350 certification of Registrant's Chief Executive Officer, January 14, 2005.				X

* Management contract, compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 14, 2005

GOREMOTE INTERNET COMMUNICATIONS, INC.

By /s/ TOM THIMOT

Tom Thimot
Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Exchange Act of 1934 this Report on Form 10-KT has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ TOM THIMOT Tom Thimot	PRINCIPAL EXECUTIVE OFFICER: Chief Executive Officer, President and Director	January 14, 2005
/s/ DANIEL W. FAIRFAX Daniel W. Fairfax	PRINCIPAL FINANCIAL OFFICER AND PRINCIPAL ACCOUNTING OFFICER: Senior Vice President and Chief Financial Officer	January 14, 2005
/s/ DR. HONG CHEN Dr. Hong Chen	Chairman	January 14, 2005
/s/ JAMES GOODMAN James Goodman	Director	January 14, 2005
/s/ OLOF PRIPP Olof Pripp	Director	January 14, 2005
/s/ MURRAY RUDIN Murray Rudin	Director	January 14, 2005

Signature	Title	Date
/s/ WALTER SOUSA Walter Sousa	Director	January 14, 2005
/s/ GERALD WRIGHT Gerald Wright	Director	January 14, 2005
/s/ JOSEPH M. ZAELIT Joseph M. Zaelit	Director	January 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
GoRemote Internet Communications, Inc.

We have audited the accompanying consolidated balance sheet of GoRemote Internet Communications, Inc. as of October 31, 2004, and the related statements of operations, stockholders' equity, and cash flows for the ten months ended October 31, 2004. Our audit also included the financial statement schedule listed in the Index at Item 15(a), to the extent that it pertains to the ten months in the period ended October 31, 2004. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2004, and the results of its operations and its cash flows for the ten months ended October 31, 2004, in conformity with accounting principles generally accepted in the United States.

BDO Seidman, LLP

San Francisco, California
January 6, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
GoRemote Internet Communications, Inc.

We have audited the accompanying consolidated balance sheets of GoRemote Internet Communications, Inc. as of December 31, 2003 and the related consolidated statements of operations, convertible preferred stock and stockholders' equity and cash flows for each of the two years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a), for the two years in the period ended December 31, 2003. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GoRemote Internet Communications, Inc. at December 31, 2003, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Jose, California
February 10, 2004

GoRemote Internet Communications, Inc.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	December 31, 2003	October 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,299	$ 2,407
Short-term investments	19,913	15,614
Accounts receivable, net of allowances of $949 at December 31, 2003, and $211 at October 31, 2004	7,446	7,243
Inventory	158	119
Deferred installation costs	51	1,160
Prepaid expenses and other current assets	1,337	990
Total current assets	34,204	27,533
Property and equipment, net	2,009	1,694
Goodwill	46,680	21,612
Intangible assets, net	7,467	3,876
Deferred installation costs, less current portion	47	726
Other assets	721	456
Total assets	$ 91,128	$ 55,897
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 7,205	$ 6,571
Restructuring accrual	—	434
Accrued compensation and benefits	1,311	1,061
Deferred revenue	661	2,741
Other current liabilities	691	1,407
Current portion of long-term debt and capital lease obligations	14	—
Total current liabilities	9,882	12,214
Deferred revenue, less current portion	114	1,305
Restructuring accrual, less current portion	—	416
Commitments and contingencies		
Stockholders' equity:		
Series A convertible preferred stock, $0.001 par value; 12,801 shares authorized, 3,019 shares issued and outstanding at December 31, 2003; 12,801 shares authorized, no shares issued and outstanding at October 31, 2004	3,927	—
Preferred stock, 5,000 shares authorized at December 31, 2003 and October 31, 2004; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 100,000 shares authorized at December 31, 2003; 37,242 shares issued and outstanding at December 31, 2003, and 100,000 shares authorized at October 31, 2004, 41,159 shares issued and outstanding at October 31, 2004	37	41
Additional paid-in capital	208,228	213,244
Deferred stock-based compensation	(644)	(201)
Accumulated deficit	(130,416)	(171,122)
Total stockholders' equity	81,132	41,962
Total liabilities and stockholders' equity	$ 91,128	$ 55,897

See accompanying notes

GoRemote Internet Communications, Inc.
Consolidated Statements of Operations
(in thousands, except per share amounts)

	Year Ended December 31,		Ten Months Ended October 31,
	2002	2003	2004
Revenues	$ 34,681	$41,207	$ 42,067
Costs and expenses:			
Cost of revenues	15,220	17,455	18,016
Network and operations	4,392	4,029	7,671
Research and development	2,802	2,513	3,441
Sales and marketing	11,954	14,163	16,421
General and administrative	4,996	4,790	5,313
Goodwill and intangible asset impairment	—	—	27,929
Amortization of purchased intangible assets	—	133	1,290
Amortization of stock-based compensation(1)	168	95	270
Restructuring charge (recovery)	369	(79)	2,468
Total costs and expenses	39,901	43,099	82,819
Operating loss	(5,220)	(1,892)	(40,752)
Interest income and other, net	298	87	125
Interest expense	(60)	—	—
Operating loss before income taxes	(4,982)	(1,805)	(40,627)
Provision for income taxes	39	51	79
Net loss	(5,021)	(1,856)	(40,706)
Deemed beneficial conversion dividend on Series A preferred stock	(11,781)	—	—
Net loss attributable to common stockholders	$(16,802)	$(1,856)	$(40,706)
Basic and diluted net loss attributable to common stockholders per share	$ (0.84)	$ (0.08)	$ (1.00)
Shares used to compute basic and diluted net loss attributable to common stockholders per share	20,104	24,115	40,526

(1) Amortization of stock-based compensation consists of:

	2002	2003	2004
Network and operations	$ 6	$ 12	$ 81
Research and development	9	10	49
Sales and marketing	3	13	115
General and administrative	150	60	25
Total amortization of stock-based compensation	$ 168	$ 95	$ 270

See accompanying notes

GoRemote Internet Communications, Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity

(in thousands, except per share amounts)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-based Compensation	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2001	—	$ —	19,897	$20	$127,070	$(247)	$(111,758)	$14,986
Issuance of common stock upon exercise of employee stock options and stock purchase plans for cash	—	—	330	—	411	—	—	411
Reversal of deferred compensation due to employee terminations	—	—	—	—	(14)	14	—	—
Amortization of stock based compensation	—	—	—	—	—	168	—	168
Compensation expense related to modifications of options	—	—	—	—	117	—	—	117
Disposition of treasury stock—1/31/02 ESPP	—	—	110	—	—	—	—	99
Fair value of warrants to purchase Series A preferred stock	—	—	—	—	2,464	—	—	2,464
Issuance of Series A preferred stock, net of issuance costs of $786	9,036	11,752	—	—	—	—	—	11,752
Beneficial conversion of Series A preferred stock	—	—	—	—	11,781	—	(11,781)	—
Net loss attributable to common stock holders:								
Net loss	—	—	—	—	—	—	(5,021)	(5,021)
Total net loss	—	—	—	—	—	—	—	(16,802)
Balance at December 31, 2002	9,036	11,752	20,337	20	141,829	(65)	(128,560)	24,976
Issuance of common stock upon exercise of employee stock options and stock purchase plans for cash	—	—	1,061	1	1,498	—	—	1,499
Axcelerant acquisition	—	—	9,232	9	56,596	—	—	56,605
Deferred stock-based compensation	—	—	—	—	—	(674)	—	(674)
Amortization of stock based compensation	—	—	—	—	—	95	—	95
Exercise of Series A preferred stock warrants and subsequent conversion into common stock	—	—	595	1	486	—	—	487
Conversion of Series A preferred stock into common stock	(6,017)	(7,825)	6,017	6	7,819	—	—	—
Net loss attributable to common stock holders:								
Net loss	—	—	—	—	—	—	(1,856)	(1,856)
Balance at December 31, 2003	3,019	3,927	37,242	37	208,228	(644)	(130,416)	81,132
Issuance of common stock upon exercise of employee stock options and stock purchase plans for cash	—	—	897	1	1,212	—	—	1,213
Deferred stock-based compensation reversed due to terminations	—	—	—	—	(173)	173	—	—
Amortization of stock based compensation	—	—	—	—	—	270	—	270
Compensation expense due to modification of stock option	—	—	—	—	53	—	—	53
Conversion of Series A preferred stock into common stock	(3,019)	(3,927)	3,019	3	3,924	—	—	—
Net loss attributable to common stock holders:								
Net loss	—	—	—	—	—	—	(40,706)	(40,706)
Balance at October 31, 2004	—	$ —	41,158	$41	$213,244	$(201)	$(171,122)	$41,962

See accompanying notes

GoRemote Internet Communications, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		Ten Months Ended October 31,
	2002	2003	2004
Cash flows from operating activities:			
Net loss	$ (5,021)	$ (1,856)	$(40,706)
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation and amortization of property and equipment	2,441	926	1,166
Amortization of stock-based compensation	168	95	270
Amortization of intangibles	—	133	1,290
Write-down of assets	—	—	449
Loss (gain) on disposal of assets	(354)	(116)	—
Accounts receivable allowances	144	(5)	(336)
Non-cash portion of restructuring charge (benefit)	(429)	(79)	850
Non-cash warrant expenses—preferred stock	1	—	—
Impairment of goodwill and purchased intangibles	—	—	27,929
Net changes in assets and liabilities:			
Accounts receivable	(978)	(1,228)	539
Inventory	—	(7)	39
Prepaid expenses and other current assets	(105)	(5)	(894)
Other assets	58	32	(731)
Accounts payable	798	1,548	(328)
Accrued compensation and benefits	(1,097)	(267)	(250)
Deferred revenue	(162)	339	3,271
Other current liabilities	(69)	(197)	206
Current portion of lease payable	—	(13)	—
Other long-term liabilities	(22)	26	—
Net cash used in operating activities	(4,627)	(674)	(7,236)
Cash flows from investing activities:			
Available-for-sale investments:			
Purchases	(25,102)	(25,110)	(14,300)
Maturities	15,697	20,962	18,599
Acquisition of intangibles	—	—	(50)
Proceeds from sales of property and equipment	372	117	—
Cash provided by business combination, net	—	1,412	—
Capital expenditures	(171)	(708)	(1,104)
Net cash (used in) provided by investing activities	(9,204)	(3,327)	3,145
Cash flows from financing activities:			
Payments of debt and capital lease obligations	(419)	—	(14)
Proceeds from sales of common stock, net	528	1,986	1,213
Proceeds from sales of preferred stock, net of issuance costs	14,216	—	—
Proceeds from sales of treasury stock	99	—	—
Net cash provided by financing activities	14,424	1,986	1,199
Net (decrease) increase in cash and cash equivalents	593	(2,015)	(2,892)
Cash and cash equivalents at beginning of period	4,021	7,314	5,299
Cash and cash equivalents at end of period	$ 4,614	$ 5,299	$ 2,407
Supplemental disclosures of cash flow information:			
Income taxes paid	$ 7	$ 31	$ 102
Interest paid	34	—	—
Supplemental schedule of non-cash investing activities:			
Stock and options issued in connection with acquisition	$ —	$ 56,605	$ —
Conversion of Series A preferred stock into common stock	—	7,825	3,927

See accompanying notes

1. Description of Business

GoRemote provides secure managed broadband and remote access solutions to enterprises and service providers. GoRemote's solutions enable enterprises to securely, reliably, and cost-effectively extend their corporate networks and applications to all of their mobile and remote workers outside the corporate firewall. This includes mobile professionals such as sales professionals, project managers, and engineers; teleworkers including call center agents; telecommuters; and employees in branch offices and retail settings. GoRemote provides comprehensive and integrated managed broadband and global remote access solutions that include intelligent client software; multiple network access modes including broadband, Wi-Fi, and dial-up; security capabilities that ensure security policy compliance by remote workers; a real-time remote access management console; end-to-end managed and value-added services including managed security services as well as design, deployment, monitoring, and technical support. GoRemote's products and services enable enterprises to reduce the cost, complexity and risk of remote office networking, while maximizing the productivity of mobile and remote workers.

From its incorporation in 1994 until 1997, GoRemote was both an Internet service provider in Northern California and an independent software developer for the Internet service provider community. In 1997, GoRemote sold its local Internet service provider business. From late 1998 until January 2001, GoRemote primarily provided Internet telephony services that were characterized by high revenues that generated low margins. In January 2001, GoRemote ceased providing those services to focus on providing Internet-based mobile office communications services based on its clearinghouse and settlement capabilities to service providers and corporate enterprises globally. In December 2003, GoRemote acquired Axcelerant, Inc., a privately-held provider of broadband Internet remote access services and managed security services.

Since 1997, most of GoRemote's revenue has come from providing settlement and clearing-house services for its customers. GoRemote provides remote access services over a heterogeneous virtual network known as the GoRemote Global Network. As of October 31, 2004, the GoRemote Global Network included more than 33,000 Internet access-dialing locations, over 10,500 public wireless fidelity—or WiFi—hotspots and over 1,500 public broadband access points in approximately 150 countries. Through the acquisition of Axcelerant, GoRemote added a virtual broadband cable modem and digital subscriber line (DSL) network that spans the United States and Canada. This network is an aggregation of the networks of approximately 150 broadband providers, including virtually all of the leading cable companies, incumbent local exchange carriers (ILECs) and competitive local exchange carriers (CLECs) in the United States. By utilizing this network, GoRemote is able to provide comprehensive coverage in the United States for enterprises requiring broadband branch office and broadband teleworker solutions. GoRemote created the combined network by forming contractual relationships with approximately 500 Internet service providers, cable companies, DSL companies and telecommunication companies. These providers, whom GoRemote refers to as the GoRemote Global Network members, are able to share their communications networks. GoRemote's customers benefit because the resulting network delivers secure mobile Internet access cost-effectively. GoRemote's member providers benefit from the GoRemote Global Network because GoRemote manages this shared network and provides settlement services as a clearinghouse. As a clearinghouse, GoRemote has established common technical, service and payment standards to settle charges that its customers incur when their end users access the network facilities of GoRemote Global Network members to initiate Internet-based communications, such as Internet roaming. GoRemote intends to continue developing its service offering to introduce new Internet-based remote communications services that may be adopted, deployed and managed on a global scale across the GoRemote Global Network.

2. Summary of Significant Accounting Policies

Basis of Presentation. The consolidated financial statements include all the accounts of GoRemote and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. All consolidated financial statements have been prepared in conformity with accounting pronouncements generally accepted in the United States.

Use of Estimates. The preparation of the condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. During the ten months ended October 31, 2004, the Company made estimates of future cash flows, discount rates and asset values to determine its goodwill and customer relationships intangible asset impairments. The Company's broadband service providers are unable to deliver actual accounting information to the Company on a timely basis at month-end. Due to this delay, which is outside the Company's control, the Company estimates its revenue and cost of sales related to broadband connectivity on a monthly basis, and adjusts them to actual in the subsequent month after receiving information from its service providers. In addition, the Company made estimates as to its accounts receivable allowance and reserves, the recoverability of a prepaid asset, potential liability as to certain tax obligations and restructuring expenses. Actual results could differ from those estimates

Foreign Currency Remeasurement. The Company considers the functional currency of its foreign subsidiaries to be the U.S. dollar. Adjustments resulting from the process of remeasurement into U.S. dollars of the foreign currency financial statements of the Company's foreign subsidiaries are included in operations and have not been material.

Cash Equivalents. Cash equivalents consist of certificates of deposits, money market funds and commercial paper with maturities of 90 days or less at the date of purchase. Cash and cash equivalents are carried at cost that approximates market value.

Short-term Investments. The Company's policy is to invest in various short-term instruments with investment grade credit ratings. All of the Company's Investments are classified as available-for-sale, and the Company views its available-for-sale portfolio as available for use in its current operations. Investments with maturities greater than one year are considered short-term and they are classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

The cost of securities sold is based on the specific identification method. Any realized gains or losses and declines in value, judged to be other-than-temporary, are included in interest income and other. The Company includes unrealized gains or losses in comprehensive income in stockholders' equity, if material.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, short-term investments and accounts receivable. The Company maintains its cash and cash equivalents and short-term investments principally in domestic financial institutions of high credit standing. The Company is exposed to credit risks in the event of default by these institutions to the extent of the amount recorded on the balance sheet. The credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process for both domestic and foreign customers. The Company generally does not require collateral and maintains adequate reserves for potential credit losses. Cash equivalents and short-term

2. Summary of Significant Accounting Policies (Continued)

investments are recorded at fair value. The carrying value of accounts receivable approximates fair value due to the short-term nature of this instrument.

Inventories. Inventories consist of finished goods and are stated at the lower of cost or market, cost being determined using the first-in, first-out method.

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the respective assets. The useful lives used by the Company are 36 months for furniture and fixtures, 24 to 42 months for computer equipment and software and the shorter of the useful life or the remaining lease term for leasehold improvements, respectively.

As part of the Company's review of its property and equipment during the three months ended June 30, 2003, certain matters were identified related to prior financial reporting periods that required the recording of a net reduction in operating expenses. The Company quantified the amounts associated with certain property and equipment for which excess depreciation charges had been recorded against certain property and equipment in prior periods. The Company also identified certain leasehold improvements that were abandoned in previous periods but remained on its financial statements. Accordingly, during the three months ended June 30, 2003 and the year ended December 31, 2003, the Company recorded a net reduction to operating expenses of $217,000 resulting from reduced accumulated depreciation and depreciation expense of approximately $302,000, partially offset by an impairment charge to property and equipment of approximately $85,000 that was applied against the restructuring benefit. These amounts are not material to the periods in which they should have been recorded and the adjustment is not material to the Company's consolidated operating results for the year ending December 31, 2003.

Goodwill. Goodwill represents the excess of the purchase price of an acquired enterprise or assets over the fair value of the identifiable assets acquired and liabilities assumed. The Company does not amortize goodwill, but tests for impairment of goodwill on an annual basis in the third fiscal quarter and at any other time if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable. During fiscal year 2004, the third quarter ended September 30, 2004. During fiscal year 2005, the third quarter will end July 31, 2005.

Impairment of Goodwill. Circumstances that could trigger an impairment test include, but are not limited to, a significant adverse change in the business climate or legal factors, an adverse action or assessment by a regulator, unanticipated competition or loss of key personnel. In addition, the Company assesses goodwill for recoverability if its market capitalization is less than the recorded value of its net assets. If the carrying amount of the goodwill exceeds the implied fair value of that goodwill, an impairment loss is recorded in net earnings (loss). The Company has determined that its service offerings have similar economic characteristics As a result, the Company treats its single operating segment as its sole reporting unit in testing for the impairment of goodwill. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to all the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination.

Purchased Intangible Assets. Purchased intangible assets consist of customer relationships, internal use software and other purchased intangibles such as domain names. Intangible assets are amortized on a straight-line method basis over the estimated useful lives ranging from 1 to 5 years.

2. Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets and Intangible Assets. The Company evaluates the carrying amount of its long-lived assets, including purchased intangible assets, when events or changes in business circumstances have occurred, which indicate the carrying amount of such assets may not be fully realizable. Determination of impairment is based on an estimate of undiscounted future cash flows resulting from the use of the assets and their eventual disposition. If the Company determines that any of these assets have been impaired, the impairment charge is recorded based on a comparison of the net book value of the assets and the fair value. The fair value of the assets is determined by either discounted future cash flows resulting from the use of the assets over their average remaining useful lives or specific appraisal.

Revenue Recognition and Related Allowances. The Company derives revenues primarily from remote Internet access services provided to customers through its virtual network and by providing monthly security and support services and monthly connectivity services to broadband Internet remote access customers. The Company's arrangements with its customers typically have multiple deliverables. These deliverables may include software, installation services, customer premises equipment, connectivity services, and maintenance and support services.

The Company recognizes revenues when persuasive evidence of an arrangement exists, service has been provided to the customer, the price to the customer is fixed or determinable, and collectibility is probable. Mobile remote Internet access services are generally billed on a per-minute basis for usage or at a flat rate per month per user based on negotiated rates. Usage fees are recognized in the period the services are rendered to end users, and monthly fees are recognized ratably based on the number of days that have elapsed. The Company has some customers with minimum commitment arrangements and customers are not contractually entitled to use or otherwise receive benefit for unused service in subsequent periods. Minimum commitment fees are recognized as revenue in the month it has been determined that the minimum commitments have not been achieved, assuming all other criteria for revenue recognition have been met.

The Company's solutions may also include installation services, the sale of customer premise equipment and managed security services related to its broadband services offerings. Depending on the service provided and the nature of the arrangement, the Company may charge a one-time, annual or monthly fee for these additional services or deliverables. Revenue from installation services and the sale of equipment is deferred and recognized ratably over the period of expected usage by its customers since the Company considers these services and products to be an enabler of the related remote access service contracts. The Company's estimate of expected usage is 24 months for all periods presented. On a quarterly basis, the Company reviews this estimate of expected usage based on actual data. Revenues from managed security services are recognized in the month the service is provided. To a lesser extent, the Company also derives a portion of its revenues from licenses of its authentication software, related maintenance and support services, and other optional services related to its remote access solutions which are recognized ratably over the term of service. These other revenues amounted to five percent or less of total revenues over the last three years. Fees generated from maintenance contracts are recognized over the life of those contracts. The majority of the maintenance contracts cover periods of one to twelve months. Amounts billed in advance of revenue recognition are recorded to deferred revenue as collected. The Company recognizes certain broadband connectivity revenues generated under agency arrangements on a net basis. Product returns and allowances have not been significant.

2. Summary of Significant Accounting Policies (Continued)

The Company provides services over a heterogeneous virtual network, which was created by forming contractual relationships with approximately 500 Internet service providers, cable companies, DSL companies and telecommunications companies. These companies may provide their services under either a reseller or an agency arrangement. In applying its revenue recognition policy, the Company must make judgments and estimates with regard to the specific facts and circumstances surrounding each provider relationship to determine which portion of its revenues the Company provides under a reseller arrangement, where the Company would record gross revenues and cost of revenues, and which portion of its revenues the Company provides as an agent, where the Company would record revenues and cost of revenues combined on a net basis. The Company bases its estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. These estimates may change as new events occur, as additional information is obtained and as its operating environment changes, any of which could cause a material impact on the revenues that the Company has reported.

The Company records estimated allowances against revenues for returns and cancellations in the same period the revenues are recorded. These estimates are based upon historical analysis of the Company's service level agreements, credit memo data and other known factors for pricing and transaction volume disputes that arise in the normal course of business. To date, allowances pertaining to the Company's current business have not been significant. If the historical data the Company uses to calculate these estimates does not accurately reflect amounts associated with future disputes, its actual revenues could be higher or lower than what the Company has recognized.

Cost of Revenues. Cost of revenues represents the amounts paid to Internet service providers, cable companies, DSL companies and telecommunications companies for the usage of their networks, and amounts paid to other third party providers of products or services that the Company includes in its solutions. The Company has entered into minimum purchase commitments with some network service providers for access that the Company expects to utilize during the term of the contracts. Costs of minimum purchase contracts are recognized as network access expenses at the greater of the minimum commitment or actual usage. If the Company estimates that the revenues derived from the purchase commitment will be less than the purchase commitment, the Company recognizes a loss on that purchase commitment to the extent of that difference. No such loss has been recognized to date.

Allowance for Doubtful Accounts. The Company maintains allowances for doubtful accounts for estimated losses from its customers' inability to make payments they owe. In order to estimate the appropriate level of this allowance, the Company analyzes historical bad debts, customer concentrations, current customer credit-worthiness, current economic trends and changes in its customer payment patterns. If the financial condition of its customers were to deteriorate and to impair their ability to make payments to the Company, additional allowances might be required in future periods. If the Company determines that collectibility is not probable, revenue is recognized as cash is collected. If the Company's estimates prove too low, its bad debt expense will increase.

Research and Development. The Company's research and development costs, which principally have related to development of internal use software that is also marketed to the Company's customers, are expensed as incurred until technological feasibility has been established. To date, the software developed by the Company has generally been available for general release concurrent with the establishment of technological feasibility and, accordingly, no software development costs have been capitalized.

2. Summary of Significant Accounting Policies (Continued)

Advertising Expenses. Advertising expenditures are charged to expense as incurred and were $761,000, $1.3 million and $1.2 million in 2002, 2003 and the ten months ended October 31, 2004, respectively.

Stock-based Compensation. The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), using an intrinsic value approach to measure compensation expense, if any. Appropriate disclosures using a fair-value based method, as provided by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), are also reflected in the accompanying notes to the consolidated financial statements. Options issued to non-employees are accounted for in accordance with SFAS 123 using a fair value approach. See Note 4 to the Consolidated Financial Statements and further discussions regarding stockholders' equity in Note 10 to the Consolidated Financial Statements.

Restructuring Expenses and Related Accruals. From time to time the Company has restructured its operations. The Company's restructuring activities in 2001 and 2002 were accounted for in accordance with EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The Company's August 2004 restructuring was accounted for in accordance with the provisions of Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). Estimated restructuring expenses have included severance and outplacement costs, lease cancellations, asset write-offs and other restructuring costs. Given the significance of, and timing of the execution of such activities, this process is complex and involves periodic reassessments of estimates made at the time the original decisions were made. The Company's restructuring expenses involved significant estimates made by management using the best information available at the time that the estimates were made, some of which were based upon information provided by third parties. The Company continually evaluates the adequacy of the remaining liabilities under its restructuring initiatives. Although the Company believes that these estimates accurately reflect the costs of its restructuring plans, actual results may differ, thereby requiring the Company to record additional provisions or reverse a portion of such provisions.

Income Taxes. The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Net Loss Per Share. Net loss per common share and diluted net loss per share are presented in conformity with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128") for all years presented.

In accordance with SFAS No. 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period. Potentially dilutive securities have been excluded from the computation of basic and diluted net loss per share, as their effect is antidilutive.

2. Summary of Significant Accounting Policies (Continued)

Weighted-average options outstanding to purchase approximately 742,000, 3.1 million and 1.8 million shares of common stock for 2002, 2003 and 2004, respectively, were not included in the computation of diluted net loss per share because the effect would be antidilutive. The decrease in weighted-average options outstanding in 2004 was due to option exercises and cancellations after the August 2004 restructuring. The increase in weighted-average options outstanding in 2003 was primarily due to the grant of new options to the Company's employees and assumption of options held by former Axcelerant employees in connection with the Company's acquisition of Axcelerant. Such securities, had they been dilutive, would have been included in the computation of diluted net loss per share using the treasury stock method.

Indemnifications. The Company from time to time enters into types of contracts that contingently require the Company to indemnify parties against third party claims. These contracts primarily relate to: (i) divestiture agreements, under which the Company may provide customary indemnifications to purchasers of the Company's assets; (ii) real estate leases, under which the Company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the Company's use of the applicable premises; (iii) agreements with the Company's officers, directors and employees, under which the Company may be required to indemnify such persons for liabilities arising out of their employment relationship; and (iv) agreements with customers and resellers, under which the Company may provide customary indemnifications against claims that its products and services infringe certain copyrights, patents or trademarks, or incorporate misappropriated trade secrets.

The terms of such obligations vary. Generally, a maximum obligation is not explicitly stated, except for indemnifications involving infringement of third party intellectual property rights. Because the obligated amounts of these types of agreements often are not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make any payments for these obligations, and no liabilities have been recorded for these obligations on its balance sheet as October 31, 2004.

Reclassifications. To conform to the 2004 presentation, $114,000 previously reported on the 2003 consolidated balance sheet under current liabilities as the current portion of deferred revenue has been reclassified by the Company and is now included in long-term liabilities under deferred revenue. Additionally, $98,000 previously reported on the 2003 consolidated balance sheet under prepaid expenses and other current assets has been reclassified by the Company and is now included as $51,000 in current assets under deferred installation costs and $47,000 in long-term assets under deferred installation costs, less current portion.

Recent Accounting Pronouncements.

In March 2003, the EITF reached a consensus on Issue No. 00-21, "*Revenue Arrangements with Multiple Elements*," which addresses certain aspects of accounting for arrangements that include multiple products or services. Specifically, this issue addresses: (1) how to determine whether an arrangement that contains multiple products or services contains more than one unit of accounting, and (2) how the arrangement consideration should be measured and allocated. Accordingly, the adoption of EITF No. 00-21 may impact the timing of revenue recognition as well as allocation between products and services. EITF No. 00-21 is applicable for transactions entered into in fiscal periods beginning after June 15, 2003. The Company has adopted the guidance provided by EITF No. 00-21 and it did not have a material impact on its consolidated financial position or results of operations.

2. Summary of Significant Accounting Policies (Continued)

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 ("SAB 104"), *"Revenue Recognition."* SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company's results of operations or financial condition for the period ending October 31, 2004.

In December 2004, the FASB issued a revision of FASB Statement No. 123 ("SFAS 123 Revised"), *Accounting for Stock-Based Compensation.* SFAS 123 Revised establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123 Revised is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company has not completed its evaluation of the impact of adoption of SFAS 123 Revised on its consolidated financial position or results of operations. The Company expects to complete its evaluation during the second quarter of fiscal year 2005.

Fair Value of Financial Instruments

The amounts reported as cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term maturities. The fair value for the Company's investments in marketable debt and equity securities is estimated based on quoted market prices. The carrying value of those securities, as of each period presented approximates their fair value.

3. Change in Fiscal Year End

In October 2004, the Company changed its fiscal year end from December 31 to October 31. Accordingly, the consolidated financial information for the 2004 fiscal period reflects the results for the ten months ended October 31, 2004. The comparative historical consolidated financial information for the 2003 and 2002 fiscal periods is for the years ended December 31, 2003 and 2002.

The following table presents summary unaudited consolidated financial information for the ten months ended October 31, 2003 (in thousands, except per share amounts).

	Ten Months Ended October 31, 2003
	(unaudited)
Revenues	$33,543
Operating loss	(1,232)
Net Loss	$(1,117)
Basic and diluted net loss attributable to common shareholders per share	$ (0.05)

4. Business Combination

On December 1, 2003, the Company completed its acquisition of Axcelerant, Inc., a privately held provider of broadband Internet remote access services and managed security services. The Company

4. Business Combination (Continued)

acquired Axcelerant to extend their service offerings, enhance retention of existing customers and improve their ability to obtain new enterprise customers. The purchase price was $58.6 million and the transaction was accounted for as a purchase. The Company attributed particular value to Axcelerant's leadership in the growing market for managed secure broadband services, its expertise in selling and providing these services to enterprise customers with large numbers of branch offices and teleworkers, and its reputation for excellence in service delivery. The Company issued 9.2 million shares of common stock with a fair value of $53.2 million for all of the outstanding stock of Axcelerant, Inc. The common stock issued in the acquisition was valued using the average closing price of the Company's common stock for the five-day average surrounding August 13, 2003, the transaction announcement date, which was $5.76 per share. The total purchase price also includes direct costs associated with the transaction totaling $2.0 million.

The Company also assumed all of the outstanding stock options of Axcelerant, Inc., which were converted into options to purchase approximately 597,000 shares of the Company's common stock. The fair value of the stock options assumed and issued in connection with the transaction was $3.4 million. The options were valued using the Black-Scholes option pricing model with the following assumptions: no dividend yield, expected volatility of 176%, expected contract lives of seven to ten years, and a risk-free interest rate of 2.95%.

A total of approximately 1.5 million shares of the total consideration that was to be delivered to Axcelerant's stockholders as a result of the acquisition was set aside as an escrow fund, serving as collateral for the indemnification obligations of Axcelerant stockholders. The Company made no claims against the escrow fund through December 1, 2004, the expiration date for the escrow period. The escrowed shares were released to the former Axcelerant shareholders during December 2004.

The results of operations of Axcelerant have been included in the Company's financial statements subsequent to the date of acquisition.

Under the purchase method of accounting, the total purchase price is allocated to the tangible and intangible assets acquired and the liabilities assumed based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. The fair values assigned to the intangible assets acquired are based on estimates and assumptions provided and other information compiled by management, including independent valuations, that utilize established valuation techniques appropriate for the high technology industry.

A summary of the total purchase price is as follows (in thousands):

Common stock	$53,178
Outstanding Axcelerant, Inc. stock options	3,427
Direct costs of the acquisition	2,000
Total purchase price	$58,605

4. Business Combination (Continued)

The total purchase price has been allocated as follows (in thousands):

Cash and cash equivalents	$ 3,115
Accounts receivable, net	2,235
Property and equipment, net	484
Other assets and liabilities, net	(990)
Accounts payable	(1,193)
Net tangible assets acquired	3,651
Customer Relationships	7,500
Internal use software	100
Intangible assets acquired	7,600
Goodwill	46,680
Deferred stock compensation on unvested stock options	674
Total purchase price	$58,605

In accordance with SFAS 142, "*Goodwill and Other Intangible Assets*," goodwill will not be amortized, but instead will be reviewed periodically for impairment. The goodwill is not expected to be deductible for tax purposes under Section 197 of the Internal Revenue Code.

Purchased Intangible assets

Of the total purchase price, $7.6 million was allocated to intangible assets relating to customer relationships and internal use software. The Company will amortize the customer relationship intangible asset on a straight-line basis over an average estimated life of five years. For the year ended December 31, 2003 and the ten months ended October 31, 2004, $125,000 and $1.2 million, respectively, were amortized. See Note 7 to the Consolidated Financial Statements.

The Company will amortize the internal use software on a straight-line basis over an estimated life of one year. For the year ended December 31, 2003 and the ten months ended October 31, 2004, $8,000 and $84,000, respectively, were amortized.

Deferred stock compensation

The intrinsic value of unvested stock options assumed of approximately $674,000 have been allocated to deferred stock compensation and is being amortized to expense on a straight-line basis over the vesting period. The Company assumed options from Axcelerant to purchase a total of approximately 597,000 shares of the Company's common stock, of which approximately 462,000 were fully vested. Options assumed in connection with the acquisition had exercise prices between $0.02 and $5.05 per share, with a weighted average exercise price of $1.32 per share and a weighted average remaining vesting period of approximately 2.5 years.

Pro forma results

The following unaudited pro forma financial information presents the combined results of operations of GoRemote and Axcelerant as if the acquisition had occurred as of the beginning of the

4. Business Combination (Continued)

periods presented. The unaudited pro forma financial information for 2003 was derived from GoRemote's audited statement of operations for the year ended December 31, 2003 and Axcelerant's unaudited statement of operations for the period January 1, 2003 to December 1, 2003 (the date the acquisition was completed).

The unaudited pro forma basic and diluted net loss per share computations are based upon the weighted average of outstanding common stock of GoRemote during the periods presented, plus the number of shares of GoRemote common stock issued to complete the acquisition as if the acquisition had occurred as of the beginning of the periods presented. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition that GoRemote would have reported had the acquisition been completed as of the dates presented and should not be taken as representative of the future consolidated results of operations.

Unaudited pro forma financial information is as follows (in thousands, except per share amounts):

	Year Ended	
	2002	2003
Revenues	$ 50,732	$59,424
Net loss applicable to common stockholders	$(21,891)	$ (5,810)
Basic and diluted net loss per share applicable to common stockholders	$ (0.75)	$ (0.18)

5. Stock-Based Compensation

Stock-Based Compensation. As permitted under SFAS No. 123, the Company has elected to continue to follow APB No. 25 and related Interpretations in accounting for its stock-based awards to employees. Under APB No. 25, the Company generally recognizes no compensation expense with respect to such awards.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for awards to employees under the fair value method of SFAS No. 123. The fair value of stock options under the Equity Plan and stock purchase plan rights under the Purchase Plan was estimated as of the grant date using the Black-Scholes option-pricing model. The Black-Scholes model was originally developed for use in estimating the fair value of traded options and requires the input of highly subjective assumptions including expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

In December 2002, the FASB issued SFAS No. 148, "*Accounting for Stock-Based Compensation—Transition and Disclosure,*" which amends SFAS No. 123, "*Accounting for Stock-Based Compensation,*" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 expands the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the methods of accounting for stock-based employee compensation and the

5. Stock-Based Compensation (Continued)

effect of the method used on reported results. The Company has adopted the disclosure provisions of SFAS No. 148 in the year ended December 31, 2002.

The fair value of stock options granted in 2002, 2003 and 2004 were estimated at the date of grant assuming no expected dividends and the following weighted average assumptions.

	Stock Options		
	2002	2003	2004
Expected life (years)	2.8	2.8	3.2
Expected stock price volatility	100%	160%	450%
Risk-free interest rate	4.26%	2.66%	1.74%

	Stock Purchase		
	2002	2003	2004
Expected life (years)	0.5	0.5	0.5
Expected stock price volatility	120%	150%	345%
Risk-free interest rate	2.78%	3.25%	2.36%

For purposes of pro forma disclosures, the estimated fair value of stock-based awards is amortized against pro forma net income over the stock-based awards' vesting period for options and over the offering period for stock purchases under the Purchase Plan.

The Company's pro forma information is as follows:

	2002	2003	2004
	(in thousands, except per share amounts)		
Net loss attributable to common stockholders as reported	$(16,802)	$(1,856)	$(40,706)
Add: Amortization of stock compensation measured under APB 25	168	95	270
Less: Stock-based compensation expense measured under FAS 123	(4,510)	(5,713)	(3,555)
Pro forma net loss	$(21,144)	$(7,474)	$(43,991)
Basic and diluted net loss per share	$ (0.84)	$ (0.08)	$ (1.00)
Pro forma basic and diluted net loss per share	$ (1.05)	$ (0.31)	$ (1.09)

Calculated under SFAS No. 123, the weighted-average fair values of the employee stock options granted during 2002, 2003 and the ten months ended October 31, 2004 were, $0.85, $2.74 and $2.17, respectively. The weighted-average estimated fair value of shares purchased under the Purchase Plan during 2002, 2003 and the ten months ended October 31, 2004 were $0.61, $0.84 and $2.44 per share, respectively.

6. Investments

The following is a summary of the Company's investments.

	December 31, 2003	October 31, 2004
	(in thousands)	
Money market funds	$ 548	$ 553
Floating rate municipal bonds	19,913	15,614
Total cash equivalents and short-term investments	20,461	16,167
Less cash equivalents	(548)	(553)
Total short-term investments	$19,913	$15,614

The above amounts are stated at fair value that approximate cost. There were no realized gains or losses from sale of available-for-sale securities for the years ended December 31, 2002 and 2003 and for the ten months ended October 31, 2004.

The carrying value of investments by contractual maturity at December 31, 2003 and October 31, 2004 were as follows:

	December 31, 2003	October 31, 2004
	(in thousands)	
Due after 8 years	$19,913	$15,614
Total	$19,913	$15,614

Although these investments have contractual maturity dates from 8 to 37 years, they are short term market auction rate municipal bonds. Market auction rate municipal bonds are municipal bonds with a dividend rate determined periodically. These instruments reset every 28 or 35 days and it is the Company's intention to have them reset every 28 or 35 days. In accordance with SFAS 115 and Accounting Research Bulletin No. 43, current assets include marketable securities representing the investment of cash available for current operations. This investment of cash in market auction rate municipal bonds is intended to be used for current operations and is therefore classified as short term.

7. Property and Equipment and Intangible Assets

Property and Equipment

Property and equipment comprised the following:

	December 31, 2003	October 31, 2004
	(in thousands)	
Computer hardware	$ 7,843	$ 6,319
Software	4,241	4,495
Office furniture and equipment	1,726	1,506
Leasehold improvements	418	422
	14,228	12,742
Less accumulated depreciation and amortization	(12,219)	(11,048)
Total	$ 2,009	$ 1,694

7. Property and Equipment and Intangible Assets (Continued)

Purchased Intangible Assets

Purchased intangible assets are carried at cost less accumulated amortization. Amortization of purchased intangible assets is computed using the straight-line method over their expected useful lives of five years for customer relationships and Website URL and one year for internal use software, respectively.

Purchased intangible assets consisted of the following (in thousands):

	December 31,		October 31,
	2002	2003	2004
Customer relationships	$—	$7,500	$ 5,150
Internal use software	—	100	100
Website URL	—	—	50
		7,600	5,300
Less accumulated amortization	—	(133)	(1,424)
Total	$—	$7,467	$ 3,876

The aggregate estimated amortization expense through October 31, 2009, based on fiscal years ending October 31, is as follows (in thousands):

	Amortization
2005	954
2006	946
2007	946
2008	946
2009	84
	$3,876

Impairment of Purchased Intangible Assets

Effective September 30, 2004, the Company determined that its customer relationships intangible asset acquired in connection with the acquisition of Axcelerant was not fully recoverable. The Company estimated the value of these assets. During the first three quarters of fiscal year 2004, the Company's operating costs required to support the customers acquired in connection with its acquisition of Axcelerant, Inc. were greater than initially projected. As a result, this asset was written down from $6.3 million to $3.9 million. Based on the analysis of historical termination data for the acquired customers, the Company determined that no adjustment to the remaining life of the asset was required.

Impairment of Goodwill

Effective September 30, 2004, the Company determined that goodwill was impaired and recorded a $25.6 million impairment charge. The Company determined that its market capitalization was less than the value of its net assets, indicating that goodwill or other intangible assets were likely impaired. The Company re-evaluated the cash flow forecasts for its business activities. Fair value was based on

7. Property and Equipment and Intangible Assets (Continued)

expected cash flows to be generated by the Company's business, discounted at rates associated with underlying risks. During the first three quarters of 2004, the Company experienced lower than projected revenues due to the fact that prospective customers did not replace their more expensive access services, such as frame relay services, with the Company's broadband-based Internet access services at the rate it had initially projected and due to the continued decline in customer demand for its dial-up access services. As a result, the Company's cash flow projection for the reporting unit was revised and, effective September 30, 2004, the Company determined that goodwill was impaired and recorded a $25.6 million impairment charge.

Other Intangible Assets

The Company entered into an agreement with a wireless service provider during 2001 for the exchange of services, which resulted in a prepayment for future wireless services and the obligation by the Company to provide future Internet roaming services. During September 2003, because these assets had not yet been utilized, the Company and the provider amended the underlying agreement to modify the scope of their business relationship and extend the term of the agreement until September 2007, thus permitting the Company to utilize the assets during the extended term. As a result of this amended agreement, the Company entered into a nonmonetary transaction for the exchange of prepaid wireless services for prepaid roaming services and wireless cards. Because this nonmonetary transaction did not represent a culmination of an earnings process, no revenues or expenses have been, or will be recorded by the Company pursuant to this transaction. In addition, there was no indicated loss at the time of this exchange of services. During the third quarter of 2004, the Company concluded that, based on the actual and projected network traffic, the full value of the prepaid services would not be realized. Effective September 30, 2004, the Company adjusted the asset to its fair value and recorded a $449,000 charge to cost of revenues. As of October 31, 2004, the remaining carrying value of $54,000 is expected to be utilized over the remaining term of the agreement.

8. Commitments and Contingencies

Lease Commitments

The Company leases all of its facilities under operating leases that expire at various dates through 2008. The future minimum operating lease commitments were as follows at October 31, 2004, based on fiscal years ending October 31, (in thousands):

	Operating Leases
2005	$1,226
2006	738
2007	558
2008	181
2009 and thereafter	—
	$2,703

8. Commitments and Contingencies (Continued)

Rent expense charged to operations totaled approximately $1.7 million and $1.1 million for 2002 and 2003, respectively and $2.2 million for the ten months ended October 31, 2004. The Company's operating lease for its worldwide headquarters in Milpitas, California was renewed in 2003 and the new five-year lease renewal term ends on February 28, 2008. The Company also has an operating lease for its Irvine, California facility, which term expires on March 31, 2005. The amounts of future lease commitments resulting from these two leases are included in future minimum operating lease commitments above, and include $626,000 of future rent expense which was expensed in fiscal year 2004 as part of the Company's August 2004 restructuring.

Purchase Commitments

The Company has entered into certain purchase commitments from suppliers who provide network access, software and related services that are utilized by the Company in order to deliver its mobile office communications products and services. The annual purchase commitments were as follows at October 31, 2004, based on fiscal years ending October 31 (in thousands):

	Purchases
2005	$1,237
2006	961
	$2,198

Legal Matters

The Company is subject to various legal proceedings and claims arising in the ordinary course of business. The Company's management does not expect that the results in any of these legal proceedings will have a material adverse effect on its financial condition, results of operations, or cash flows.

In July and August 2001, the Company and certain of its officers were named as defendants in five purported securities class action lawsuits filed in the United States District Court, Southern District of New York, captioned as In re GoRemote Internet Communications, Inc. Initial Public Offering Securities Litigation, No. 01 Civ 6771 (SAS), and consolidated with more than three hundred substantially identical proceedings as In re Initial Public Offering Securities Litigation, Master File No. 21 MC 92 (SAS). The Consolidated Amended Class Action Complaint for Violation of the Federal Securities Laws ("Consolidated Complaint") was filed on or about April 19, 2002, and alleges claims against certain of the Company's officers and against CIBC World Markets Corp., Prudential Securities Incorporated, DB Alex. Brown, as successor to Deutsche Bank, and U.S. Bancorp Piper Jaffray Inc., underwriters of the Company's December 14, 1999 initial public offering ("underwriter defendants"), under Sections 11 and 15 of the Securities Act of 1933, as amended, and under Section 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended.

Citing several press articles, the Consolidated Complaint alleges that the underwriter defendants used improper methods in allocating shares in initial public offerings, and claim the underwriter defendants entered into improper commission agreements regarding aftermarket trading in the Company's common stock purportedly issued pursuant to the registration statement for the initial public offering. The Consolidated Complaint also alleges market manipulation claims against the underwriter defendants based on the activities of their respective analysts, who were allegedly

8. Commitments and Contingencies (Continued)

compromised by conflicts of interest. The plaintiffs in the Consolidated Complaint seek damages as measured under Section 11 and Section 10(b) of the Securities Act of 1933, pre-judgment and post-judgment interest, and reasonable attorneys' and expert witnesses' fees and other costs; no specific amount is claimed in the plaintiffs' prayer in the Consolidated Complaint. By Order of the Court, no responsive pleading is yet due, although motions to dismiss on global issues affecting all of the issuers have been filed.

In October 2002, certain of the Company's officers and directors who had been named as defendants in the In re Initial Public Offering Securities Litigation were dismissed without prejudice upon order of the presiding judge. In February 2003, the presiding judge dismissed the Section 10(b) claims against the Company and its named officers and directors with prejudice.

From September 2002 through June 2003, the Company participated in settlement negotiations with a committee of Issuers' litigation counsel, plaintiffs' executive committee and representatives of various insurance companies (the "Insurers"). The Company's Insurers were actively involved in the settlement negotiations, and strongly supported a settlement proposal presented to the Company for consideration in early June 2003. The settlement proposed by the plaintiffs would be paid for by the Insurers and would dispose of all remaining claims against the Company.

After careful consideration, the Company has decided to approve the settlement proposal in July 2003. Although the Company believes that plaintiffs' claims are without merit, it has decided to accept the settlement proposal (which does not admit wrongdoing) to avoid the cost and distraction of continued litigation. Because the settlement will be funded entirely by its Insurers, the Company does not believe that the settlement will have any effect on the Company's financial condition, results or operations or cash flows.

The settlement was presented to the Court for approval in June 2004. While the Court is expected to approve or disapprove the settlement in the coming months, there can be no guarantee that the settlement will be judicially approved.

9. Restructuring Events

In August 2004, the Company undertook a strategic restructuring to reduce its operating expense structure by streamlining operations. The activity related to the restructuring is accounted for under the provisions of Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146").

The Company evaluated the potential sublease of its excess facilities based on current commercial real estate market conditions. It concluded that the construction costs required to divide the space for subtenancy would likely exceed any potential sublease income the Company might receive, particularly due to the uncertain probability of obtaining a subtenant under current market conditions. Accordingly, its current estimated accrual does not consider any sublease income.

Restructuring-related involuntary employee severance costs resulted in a charge of $1.5 million, pertaining to the estimated termination payout to employees worldwide. The employee reductions came principally from Sales and Marketing, Engineering and General & Administrative areas. As of October 31, 2004, a total of 70 employees were terminated as part of these cost-cutting measures. During the period November 1, 2004 through January 31, 2005, the termination of an additional two employees will be effective. Termination benefits for these two employees are being accrued ratably

9. Restructuring Events (Continued)

over their future service periods. Part of the benefits provided to two of the Company's former executives whose service was terminated as part of the restructuring included extension of the dates by which their vested options could be exercised following termination of employment from three months to six months and twelve months, respectively. This change to the expiration dates of their vested options was deemed to be a modification, resulting in a non-cash charge of approximately $53,000 being included in the restructuring charge.

In September 2004, the Company recorded a charge of $650,000 related to the consolidation or ceased use of facilities. The Company considered the costs of terminating these commitments to be related to its decision to reduce operating expenses as part of the restructuring. The remaining lease obligations were recorded at their present value utilizing a discount rate of 5%. The amount of the discount was $50,000.

The loss on disposition and retirement of fixed assets totaled $273,000. This loss was primarily the result of the decision to cease the implementation of purchased software no longer required by the Company following the restructuring. Additionally, the Company wrote off $204,000 of fully depreciated furniture and fixtures related to idled facilities.

The provision and associated charges against the provision for the August 2004 restructuring through the ten months ended October 31, 2004 are as follows:

	Employee Severance Costs	Lease Facilities and Other Obligations	Retirement of Fixed Assets	Valuation of Modified Stock Options	Total
			(in thousands)		
Provision recorded in the quarter ended September 30, 2004	$ 1,492	$650	$ 273	$ 53	$ 2,468
Non-cash charges	—	15	(273)	(53)	(311)
Cash payments	(1,268)	(39)	—		(1,307)
Accruals at October 31, 2004	$ 224	$626	$ —	$ —	$ 850

June 2002 Restructuring. In June 2002, the Company undertook a strategic restructuring to streamline its operations in order to help reduce operating expenses. The provision and associated

9. Restructuring Events (Continued)

charges against the provision for the June 2002 restructuring through the year ended December 31, 2002, and the year ended December 31, 2003, are as follows:

	Employee Severance Costs	Termination of Lease and Other Obligations	Loss on Disposition and Retirement of Fixed Assets	Total
		(in thousands)		
Provision recorded in the quarter ended June 30, 2002	$ 964	$ 169	$ 43	$1,176
Non-cash charges	—	—	(43)	(43)
Cash payments	(444)	(101)	—	(545)
Accrual reversals	(191)	(68)	—	(259)
Accruals at December 31, 2002	329	—	—	329
Non-cash charges	—	—	—	—
Cash payments	(165)	—	—	(165)
Accrual reversals	(164)	—	—	(164)
Accruals at December 31, 2003	$ —	$ —	$ —	$ —

In connection with the June 2002 restructuring, the Company incurred a total charge to operations of $1.2 million.

Restructuring-related involuntary employee severance costs resulted in a charge of $964,000, pertaining to the estimated termination payout to employees worldwide. A total of 16 employees were terminated as part of these cost cutting measures. During the year ended December 31, 2002, the Company recorded non-cash restructure benefits from restructuring-related involuntary employee severance costs of $191,000, as a result of final settlements that were less than the amount of previously reserved obligations. During the year ended December 31, 2003, the Company recorded non-cash restructuring benefits from restructuring-related involuntary employee severance costs of $164,000, as a result of final settlements that were less than the amount of previously recorded obligations. As of December 31, 2003, the Company has no remaining restructuring accrual.

The termination of lease and other obligations resulted in a charge of $169,000. During the year ended December 31, 2002, the Company recorded non-cash restructuring benefits from lease and other obligations of $68,000, as a result of final settlements that were less than the amount of previously recorded obligations. As of December 31, 2003, the Company had no further lease and other obligations pertaining to the June restructuring.

The loss on disposition and write-off of assets totaled $43,000. This loss was primarily the result of retirement or impairment of property and equipment due to the closure of a facility.

The total restructuring benefit of $79,000 for the year ended December 31, 2003 reflects the reversal of the restructuring-related employee severance costs of $164,000, offset by an $85,000 non-cash asset impairment charge recorded and discharged in 2003 for certain leasehold improvements that were abandoned as part of restructuring activities in previous periods.

January 2001 Restructuring. In January 2001, the Company undertook a strategic restructuring and decided to cease providing its Internet telephony settlement services, based on an analysis of the operating expenses required to support these services and the low gross margins associated with them,

9. Restructuring Events (Continued)

and on the Company's expectation that continued Internet telephony operations would require additional cash infusions to the business. As of December 31, 2003, there were no remaining accruals from any of the Company's strategic restructuring events.

The total restructuring charge of $369,000 for the year ended December 31, 2002 reflects a charge to operations of approximately $1.2 million related to the June 2002 restructuring, which was partially offset by non-cash benefits of $259,000 from the elimination of the June 2002 restructuring accruals, due to final paid settlements that were less than previously estimated obligations. In addition, the restructuring charge was partially offset by an unexpected gain of approximately $335,000 on Internet telephony assets that were previously written-off during the restructuring in January 2001 and by non-cash benefits of $213,000 from the elimination of the January 2001 restructuring accruals, due to final paid settlements that were less than previously estimated obligations. As of December 31, 2002, there was $9,000 remaining in the restructuring accrual related to the January 2001 restructuring.

10. Income Taxes

The components of the income tax provision are as follows (in thousands):

	December 31, 2002	December 31, 2003	October 31, 2004
Current			
Federal	$ —	$ —	$ —
State	—	2	18
Foreign	39	49	30
	39	51	48
Deferred			
Federal	(654)	(3,482)	(4,610)
State	(166)	(408)	(191)
	(820)	(3,890)	(4,801)
	(781)	(3,839)	(4,753)
Change in valuation allowance	820	3,890	4,801
	$ 39	$ 51	$ 48

10. Income Taxes (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2002	December 31, 2003	October 31, 2004
Deferred tax assets:			
Net operating loss carryforward	$ 37,309	$ 44,040	$ 47,585
Tax credit carryforwards	1,740	1,763	867
Accruals and reserves	448	718	1,451
Fixed Assets and Intangibles	1,023	864	740
Total deferred tax assets	40,520	47,385	50,643
Valuation allowance	(40,520)	(44,411)	(49,210)
Net deferred tax assets	—	2,974	1,433
Deferred tax liabilities:			
Acquired Intangibles	—	(2,974)	(1,433)
Total deferred tax liabilities	—	(2,974)	(1,433)
Net deferred tax liabilities	$ —	$ —	$ —

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $820,000, $3.9 million, and $4.8 million during 2002, 2003 and the ten months ended October 31, 2004, respectively.

As of October 31, 2004, the Company had net operating loss carryforwards for federal income tax purposes of approximately $131.7 million, which expire in the years 2009 through 2024, and federal research and development credits of approximately $538,000, which expire in the years 2009 through 2024. As of October 31, 2004, the Company had net operating losses carryforwards for state income tax purposes of approximately $48.3 million, which expire in the years 2004 through 2014 and state research, and development tax credits of approximately $499,000, which do not expire.

Utilization of the Company's net operating loss may be subject to substantial limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitation could result in the expiration of the net operating loss before utilization.

10. Income Taxes (Continued)

The tax benefits associated with employee stock options provide a deferred benefit of approximately $4.0 million, which has been offset by the valuation allowance. The deferred tax benefit associated with employee stock options will be credited to additional paid-in capital when realized.

	December 31, 2002	December 31, 2003	October 31, 2004
Tax at U.S. statutory rate	(34.00)%	(34.00)%	(34.00)%
Unutilized net operating losses	32.07%	36.46%	12.30%
Foreign Tax	0.78%	2.72%	0.12%
Other—Permanent items	1.93%	3.57%	21.70%
Credits	—	(5.92)%	—
	0.78%	2.83%	0.12%

11. Stockholders' Equity

Series A Convertible Preferred Stock. On April 19, 2002, the Company sold approximately 9.0 million shares of its Series A Convertible Preferred Stock ("Series A Preferred Stock"), and associated warrants, for $15.0 million, to investors affiliated with H&Q Asia Pacific and Vertex Management. The net proceeds of the offering, after deducting expenses, were $14.2 million. At the closing of the transaction, the Company also issued to these investors warrants to purchase approximately 904,000 shares of Series A Preferred Stock at a purchase price of $1.66 per share, and warrants to purchase approximately 1.4 million shares of Series A Preferred Stock at a purchase price of $2.49 per share.

In connection with the closing, the parties entered into an amended and restated Series A Preferred Stock purchase agreement and a number of ancillary agreements, and the Company amended its certificate of incorporation to authorize and set forth the terms of the Series A Preferred Stock. The Company has designated a total of approximately 12.8 million shares as Series A Preferred Stock.

Each share of Series A Preferred Stock is initially convertible into the Company's common stock at any time at the option of the holders on a 1-for-1 basis. Furthermore the Series A Preferred Stock will convert automatically into common stock upon the earlier of the fifth anniversary of the date of issuance or the 90th consecutive trading day that the closing price of the Company's common stock is at least $8.30 per share. There will be no change to the conversion ratio subsequent to issuance of the Series A Preferred Stock based upon the trading price of the Company's common stock. If common stock or preferred stock (excluding options and stock purchased under the employee stock purchase plan) is subsequently issued at a price of less than $1.66 per share, then the conversion ratio will be adjusted as a result of events such as stock dividends, stock splits, and combinations of stock into a smaller number of shares, up to a maximum of 1.2296 shares of common stock for each share of Series A Preferred Stock. Each share of Series A Preferred Stock will vote with the common stock on an as converted basis and not as a separate class.

Each holder of Series A Preferred Stock is entitled to receive upon the liquidation of the Company, in preference to holders of common stock, the purchase price of the Series A Preferred Stock plus declared but unpaid dividends. The holders will also be entitled to participate with the holders of the common stock in any further distribution of assets until the aggregate amount

11. Stockholders' Equity (Continued)

distributed to the Series A Preferred Stock holders exceeds three and one-half times the amount of the original investment. If, however, the holders would have received in the aggregate less than two times the amount of their original investment, then they will be entitled to receive an additional amount equal to 10% of their original investment for each year since the time of their original investment.

The warrants to purchase Series A Preferred Stock are exercisable at any time within five years after the closing. The intrinsic value assigned to the warrants amounted to approximately $2.5 million and is reflected in Additional Paid In Capital on the balance sheet. As of October 31, 2004, warrants to purchase 602,410 shares of Series A Preferred Stock at an exercise price of $1.66 per share and 903,614 shares of Series A Preferred Stock at an exercise price of $2.49 per share, respectively, were outstanding. No Series A Preferred Stock warrants were exercised and converted into shares of common stock during the ten months ended October 31, 2004. As of December 31, 2003, warrants had been exercised on a net basis as to 527,107 shares of Series A Preferred Stock and simultaneously converted into 369,210 shares of common stock. In addition, warrants had been exercised on a cash basis as to 225,903 shares of Series A Preferred Stock and simultaneously converted into an equal number of shares of common stock, resulting in aggregate proceeds to the Company of approximately $487,000. In addition, as of October 31, 2004, a total of 9,631,253 shares of Series A Preferred Stock had been converted into an equal number of shares of the Company's common stock. No Series A Preferred Stock warrants were exercised and no Series A Preferred Stock were converted into shares of common stock during the year ended December 31, 2002. In September 2002, pursuant to a Registration Statement on Form S-3, the Company effected the registration for resale of 11,295,174 shares of common stock, representing the shares of common stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the warrants to purchase Series A Preferred Stock and the conversion of such preferred stock to common stock.

The Series A Preferred Stock contained a beneficial conversion feature that required separate accounting recognition in the second quarter of 2002.

EITF Issue No. 98-5 "*Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,*" requires that a portion of the proceeds equal to the intrinsic value (and not the fair value) of the conversion option be allocated to additional paid-in capital. This results in a discount on the convertible instrument that is recognized as a return to the preferred shareholders (similar to a dividend) over the period in which the preferred shareholders can realize the return (which is immediately). In accordance with EITF Issue No. 00-27, "*Application of Issue No. 98-5 to Certain Convertible Instruments,*" the discount is calculated at the commitment date as the difference between the conversion price of each preferred share and the fair value of each share of the common stock into which the preferred stock is convertible, multiplied by the number of shares into which the security is convertible.

At the commitment date, April 19, 2002 (the date of the transaction closing), the fair value of our common stock was $2.67, the effective conversion price of the Series A Preferred Stock was $1.37 and the effective conversion price of the two warrants were $2.80 and $3.61, respectively. Therefore, a beneficial conversion feature existed for the Series A Preferred Stock, but not for the warrants. The Series A Preferred Stock was immediately convertible into common stock and, therefore, the amount of the beneficial conversion feature, equal to $11.8 million, was recorded as a deemed dividend in the second quarter of 2002. In order to determine the effective conversion prices, the Company performed a valuation of the Series A Preferred Stock and associated warrants.

11. Stockholders' Equity (Continued)

Preferred Stock. As of December 31, 2002 and 2003, the Company had 5.0 million shares of preferred stock authorized at a par value of $0.001 per share. In accordance with the terms of the certificate of incorporation, the Board of Directors is authorized to provide for the issuance of one or more series of preferred stock, including increases or decreases to the series. The Board of Directors has the authority to set the rights, preferences and terms of such shares. As of December 31, 2002 and 2003, no shares of preferred stock were issued and outstanding.

Convertible Preferred Stock Warrants. In connection with the granting of certain short-term loans it entered into in 1998, the Company issued fully exercisable warrants to purchase 17,724 shares of Series D convertible preferred stock at $11.20 per share and 1,785 shares of Series D convertible preferred stock at $7.00 per share. Effective upon completion of the Company's initial public offering in December 1999, each unexercised warrant was converted into a warrant to purchase an equal number of shares of the Company's common stock. The warrants expired, without being exercised, as to 17,724 shares in November 2003 and 1,785 shares in December 2003. The warrants were valued utilizing the Black-Scholes option pricing model, and resulted in a fair market value of $9.30 per share utilizing a volatility factor of 1.02, interest rate of 5.18% and expected life of 4 years.

Amortization expense in connection with the warrants was approximately $1,000 in 2002. No amortization expense was recorded in connection with the warrants in 2003 as the value of the warrants was fully amortized during 2002.

Common Stock Warrants. In connection with entering into a roaming agreement with a certain customer, the Company issued a warrant for the purchase of approximately 103,000 shares of the Company's common stock at $7.00 per share. The warrant expired, without being exercised, on November 12, 2003. The warrant was valued utilizing the Black-Scholes option-pricing model. The fair value of the warrant was amortized over the life of the roaming agreement entered into with the customer and was fully amortized as of December 31, 2000.

Increase in Authorized Number of Common Stock. At the Company's special meeting of stockholders held on November 25, 2003, the stockholders approved an amendment to the Company's Second Amended and Restated Certificate of Incorporation, to increase the authorized number of shares of the Company's common stock from 50,000,000 shares, $0.001 par value per share, to 100,000,000 shares, $0.001 par value per share.

Reservation and Issuance of Common Stock in Connection with Acquisition of Axcelerant. On December 1, 2003, the Company announced that it had completed its acquisition of Axcelerant, with Axcelerant continuing as a wholly-owned subsidiary of the Company (the "Merger"), pursuant to the Agreement and Plan of Reorganization (the "Merger Agreement"), dated as of August 12, 2003, by and among the Company, Axcelerant and Amber Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Company. The Merger was approved by the Company's stockholders and Axcelerant's stockholders at meetings held on November 25, 2003. As a result of the Merger, holders of Axcelerant common stock, Series A preferred stock and Series B preferred stock received 0.4436 shares, 0.4436 shares and 0.5766 shares of the Company's common stock, respectively, for each corresponding share of Axcelerant stock that they owned, or a total of approximately 9.2 million shares of the Company's common stock for all outstanding shares of Axcelerant capital stock. The Company also assumed all outstanding Axcelerant stock options, and reserved an aggregate of approximately 597,000 shares of the Company's common stock for issuance upon exercise of these options. The

11. Stockholders' Equity (Continued)

Merger is intended to qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended.

Stock Option Plans. Under the 1999 Equity Incentive Plan (the "Equity Plan") the Company initially reserved 4.5 million shares for issuance under the Equity Plan. Each year, the aggregate number of shares reserved for issuance under the Equity Plan has automatically increased by a number of shares equal to 5% of the Company's outstanding shares at the end of the preceding year. As of October 31, 2004, the aggregate cumulative number of shares reserved for issuance was 9.9 million shares, which included approximately 597,000 shares reserved for issuance upon exercise of Axcelerant options assumed in the Merger. The Equity Plan provides for the granting of incentive stock options to employees and nonqualified stock options to employees, officers, consultants, directors, independent contractors and advisors. Under the Equity Plan, the Board of Directors determines the term of each award and the award price. In the case of incentive stock options, the exercise price may be established at an amount no less than the fair market value at the date of grant, while non-statutory stock options may have exercise prices not less than 85% of the fair market value as of the date of grant. The exercise price of incentive stock option granted to a 10% shareholder will not be less than 110% of the fair market value of the shares on the date of grant. Options granted under the Equity Plan for new employees generally vest with respect to 20% of the shares ten months after the employee's hire date and the remainder vesting ratably over the following forty months and options expire no later than ten years from the date of grant.

In addition, the Company's 1995 Stock Option Plan and the 1997 Stock Option Plan (the "Option Plans"), provided for the granting of incentive stock options to employees and directors and nonqualified stock options to employees, consultants and directors. Options outstanding under the Option Plans generally were governed by the same terms as those under the Equity Plan, except that the options vest between 48 and 50 months. At the time of the Company's initial public offering, the Option Plans were terminated such that no new options may be granted under the Options Plans. Outstanding options at the date of the initial public offering remain outstanding under their original terms.

In connection with its acquisition of Axcelerant in December 2003, the Company assumed all of the outstanding Axcelerant stock options under the Axcelerant 2001 Stock Incentive Plan (the "Axcelerant Plan"), which were converted into options to purchase approximately 597,000 shares of the Company's common stock. The stock options have terms of ten years and generally vest over a four-year period. These options were assumed at prices between $0.02 and $5.05 per share, with a weighted average exercise price of $1.32 per share. All stock options assumed were exercisable and approximately 462,000 of the stock options assumed were vested. No further stock options can be granted under the Axcelerant Plan.

Employee Stock Purchase Plan. Under the 1999 Employee Stock Purchase Plan (the "Purchase Plan") the Company initially reserved 500,000 shares of the Company's common stock for issuance under the Purchase Plan. The plan was adopted effective at the time of the initial public offering. Each year, the aggregate number of shares reserved for issuance under this plan will automatically increase by a number of shares equal to 1% of the Company's outstanding shares at the end of preceding year. As of October 31, 2004, the aggregate cumulative number of shares reserved for issuance was approximately 1.5 million shares, of which 32 shares were reserved for issuance after October 31, 2004. Under the Company's Purchase Plan, qualified employees can elect to have between 2 and 15 percent

11. Stockholders' Equity (Continued)

of their annual earnings withheld, subject to maximum purchase limitations, to purchase the Company's common stock at the end of six-month enrollment periods. The purchase price of the stock is 85% of the lower of the fair market value at the beginning of the twenty-four month offering period or at the end of each six-month purchase period.

Stock Options. Stock option activity under the Plans for each of the two years in the period ended December 31, 2003 and the ten months ended October 31, 2004 is summarized below:

		Options Outstanding	
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price
	(in thousands)		
Outstanding at December 31, 2001	3,758	4,014	$7.89
Authorized	995	—	
Granted	(2,017)	2,017	$1.45
Exercised	—	(199)	$1.19
Cancelled	832	(832)	$5.49
Outstanding at December 31, 2002	3,568	5,000	$5.96
Authorized	1,613	—	
Granted	(2,866)	2,866	$3.35
Exercised	—	(690)	$1.62
Cancelled	537	(537)	$3.62
Assumption of Axcelerant Plan options	(597)	597	$2.92
Outstanding at December 31, 2003	2,255	7,236	$5.13
Authorized	1,862	—	
Granted	(4,415)	4,415	$2.18
Exercised	—	(524)	$1.57
Cancelled	1,848	(1,848)	$3.81
Outstanding at October 31, 2004	1,550	9,279	$4.19

The following tables summarize information about options outstanding and exercisable under the Company's various option plans at October 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Shares	Weighted Average Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
	(in thousands)	(years)		(in thousands)	
$0.23 - $ 1.22	2,176	8.27	$ 1.11	909	$ 1.00
$1.23 - $ 1.38	2,048	9.55	$ 1.31	223	$ 1.32
$1.39 - $ 2.46	2,414	8.09	$ 1.94	2,042	$ 1.94
$2.60 - $ 7.00	1,955	8.23	$ 4.84	692	$ 5.10
$7.05 - $56.25	686	5.48	$28.57	679	$28.80
Total	9,279	8.29	$ 4.19	4,544	$ 6.23

11. Stockholders' Equity (Continued)

In connection with stock options granted by the Company through December 14, 1999, the Company recorded deferred compensation of approximately $1.8 million, which equals the aggregate differences between the exercise prices of the options at their dates of grant and the deemed value for accounting purposes of the common stock subject to these options. Such amount is included as a reduction of stockholders equity and is being amortized on a straight-line basis over the option vesting periods, which are generally four years. Additionally, in connection with the acquisition of Axcelerant the Company recorded the intrinsic value of unvested stock options assumed of approximately $674,000, which has been allocated to deferred stock compensation. Such amount is included as a reduction of stockholders' equity and is being amortized on a straight-line basis over the option vesting periods, which are generally four years. The Company recorded compensation expense of $168,000, $95,000 and $270,000 in 2002, 2003 and the ten months ended October 31, 2004, respectively. During the ten months ended October 31, 2004, the deferred stock compensation was reduced by $173,000 due to employee terminations.

At October 31, 2004, the Company had reserved shares of common stock for potential future issuance consisting of approximately 1.5 million shares upon exercises of Series A Preferred Stock warrants, approximately 10.8 million shares for exercises under the Equity Plan and 32 shares under the Purchase Plan.

12. Stock Repurchase Program

In September 2001, the Board of Directors approved a program to expend up to $2.0 million to repurchase shares of the Company's common stock in open market transactions. Although the program approval remains in effect, the Company repurchased no additional shares in 2002, 2003 or 2004.

13. Segment Information

The Company operates solely in one segment, providing a global network for corporate enterprises with mobile and remote workforces and for the Company's service provider resellers and value-added resellers.

The following is a summary of revenue and long-lived assets by geographical area for the periods presented:

	2002	2003	2004
		(in thousands)	
Revenues by external customers:			
United States, Canada & Latin America	$18,054	$22,774	$29,266
Japan/Korea	9,165	10,960	6,385
Asia Pacific	3,868	3,355	2,895
Europe, Middle East and Africa	3,594	4,118	3,521
	$34,681	$41,207	$42,067
Long-lived assets:			
United States	$ 2,154	$56,633	$27,169
Rest of world	224	72	67
	$ 2,378	$56,705	$27,236

13. Segment Information (Continued)

Revenues by external customers are based on the customer's billing locations. Long-lived assets are those assets used in each geographic location and consist of property and equipment, net, goodwill and intangible assets. For the ten months ended October 31, 2004, Fiberlink Communications Corporation accounted for 11% of the Company's consolidated revenues. For the year ended December 31, 2003, Sony Communications Services Corporation and Fiberlink Communications Corporation accounted for 19% and 15% of the Company's consolidated revenues, respectively.

During December 2003, Cable & Wireless USA filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code and agreed to sell its assets. Simultaneously, it ceased doing business in the United States. Cable & Wireless USA accounted for 4% of the Company's 2003 consolidated revenues. To date all amounts owed by Cable & Wireless to the Company for services rendered subsequent to its Chapter 11 filing and prior to its cessation of business have been paid in accordance with the terms of the Company's agreement with this customer. During 2002, WorldCom/UUNET filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. WorldCom/UUNET continues to generate business for the Company and to date all amounts owed by WorldCom/UUNET to the Company for services rendered subsequent to its Chapter 11 filing have been paid in accordance with the terms of the Company's agreement with WorldCom/UUNET. For the year ended December 31, 2002, Sony Communications Services Corporation, WorldCom/UUNET, Fiberlink Communications Corporation and America Online, Inc. accounted for 17%, 13%, 13% and 11% of the Company's consolidated revenues, respectively.

14. Other Employee Benefit Plans

The Company has a 401(k) retirement savings plan, that during calendar year 2004 allowed participating employees based in the United States to contribute limited amounts up to $13,000 of pre-tax salary. The Company does not currently make and has never made matching contributions. The Company does not allow investments in its own stock under the plan.

GoRemote Internet Communications, Inc.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

Description	Beginning of Period	Charged to Expense	Deducted from Revenue	Deductions	Balance at End of Period
			(in thousands)		
Accounts receivable allowance and reserves					
For the year ended December 31, 2002	591	(43)	187	486(a)	249
For the year ended December 31, 2003	249	(5)	0	(705)(b)	949
For the ten months ended October 31, 2004	949	—	45	783(c)	211

(a) Represents amounts written off net of recoveries.

(b) For the twelve month period ending December 31, 2003, this amount includes an accounts receivable allowance of approximately $747,000 acquired as a result of the acquisition of Axcelerant, net of approximately $42,000 written off during the same period.

(c) For the ten month period ending October 31, 2004, this amount includes the write-off of a portion of the receivable from a single customer in the amount of $241,000, reduction of the receivables allowance in the amount of $381,000 and other write-offs aggregating to $161,000.

Stock Symbol
GRIC

Stock Market
The company's stock trades on The Nasdaq National Market.

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
250 Royall St., MS-3B
Canton, Massachusetts 02021
Tel: (781) 575-4179

Board of Directors

Dr. Hong Chen
Chairman of the Board
Chairman and Chief Executive Officer
The Hina Group

Tom Thimot
President and Chief Executive Officer
GoRemote Internet Communications, Inc.

James J. Goodman
President
Gemini Investors

Olof Pripp
Partner
IBM Business Consulting Services SA

Murray Rudin
General Partner
Riordan, Lewis & Haden

Walter Sousa
Chairman
MediaRing Ltd.

Gerald Wright
Executive Vice President and
Chief Financial Officer
Siemens Canada Limited

Joseph M. Zaelit
Retired Executive Vice President and
Chief Financial Officer
Celestry Design Technologies, Inc.

Executive Officers

Tom Thimot
President and Chief Executive Officer

Daniel Fairfax
Senior Vice President and Chief Financial Officer

John Grosshans
Senior Vice President, Worldwide Sales

David L. Teichmann
Senior Vice President, General Counsel and Secretary

Greg Carver
Vice President, Customer Operations

Steve d'Alençon
Vice President, Product Management and Marketing

All listed officers are executive officers of GRIC under Section 16 of the Securities Exchange Act of 1934.

Corporate Headquarters
GoRemote Internet Communications, Inc.
1421 McCarthy Blvd.
Milpitas, California 95035
U.S.A.
Tel: (408) 955-1920
Fax: (408) 955-1968
http://www.GoRemote.com

GoRemote Worldwide Operations
China, France, Hong Kong, India, Japan and United Kingdom


GoRemote

SKU 1963-AR-05